1/3

07020114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ING Canada Inc

*CURRENT ADDRESS 181 University Ave, 7th Floor
Toronto, Ontario M5H 3M7

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

FILE NO. 82- 35053

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: ES
DAT : 1/8/07


ING

ING

ING CANADA INC.
2004 ANNUAL REPORT

Here for You

ING Canada is the largest provider of property and casualty insurance in Canada, operating through the ING Novex, Nordic, Trafalgar, BELAIR*direct* and ING Insurance companies. We provide automobile, property and liability insurance to individuals and small- to medium-sized businesses across Canada. We enjoy leading positions in all markets where we operate.

In addition, our investment management operation provides investment management services with respect to the invested assets of our insurance subsidiaries.

Personal automobile insurance accounts for approximately one half of our business, followed by commercial insurance, non-auto, personal property and commercial automobile coverage.

ING has a proud history in Canada: we trace our roots back to 1809 when The Halifax Insurance Company was established. 2005 represents ING Canada's first full year as a public company following listing on the Toronto Stock Exchange in December, 2004 concurrent with completing a $1.04 billion Initial Public Offering.

CONTENTS

Financial Highlights

(in millions of dollars)	2004	2003	2002
Direct premiums written	$ 3,576	$ 3,444	$ 3,107
Net premiums earned	$ 3,365	$ 2,761	$ 2,337
Total revenue	$ 3,781	$ 3,015	$ 2,559
Net income	$ 624	$ 151	$ 29
Total shareholders' equity	$ 2,060	$ 989	$ 839
Debt outstanding	$ 256	$ 483	$ 503
Debt to capital	11.1%	32.8%	37.5%
Claims ratio	56.6%	68.1%	73.8%
Expense ratio	29.4%	30.0%	27.4%
Combined ratio	86.0%	98.1%	101.2%
Return on equity	40.9%	16.5%	3.0%


Combined Ratio*
Direct Premiums Written ($ millions)
Return on Equity
Net Income ($ millions)
102.7%
101.2%
98.1%
86.0%
2,192
3,107
3,444
3,576
7.9%
3.0%
16.5%
40.9%
87
29
151
624
2001
2002
2003
2004
2001
2002
2003
2004
2001
2002
2003
2004
2001
2002
2003
2004

* For P&C insurance subsidiaries. The combined ratio is the sum of claims, claims expenses, commissions, premium taxes and general expenses divided by net premiums earned.

Chairman's Message

2004 was an outstanding year for ING Canada – a milestone year in which we broke new ground on our journey to further establish the company as Canada's leader in the property and casualty insurance industry. Our financial performance was unprecedented. Our growth gained momentum following the acquisition of Allianz Canada and the launch of our Initial Public Offering, one of the most successful IPOs this country has seen in many years.

On behalf of your Board, I would like to welcome our new shareholders and thank you for your confidence. In recognition of that trust, ING Canada is committed to continuing to offer our customers one of the best value propositions in the industry, and to outperforming our competitors. Last year's achievements speak volumes about this commitment.

The cornerstone of our strategy is to increase the scale of our activities and to leverage this scale to develop sustainable competitive advantages. To that end, we deepened our knowledge of the various regional markets and developed unmatched core competencies in pricing, underwriting and claims management. We have also made many acquisitions over the past several years, and developed efficient integration models that expanded our business in a stable and mature industry at an annual average rate of 18% over the past 10 years.

One of the boldest initiatives we embarked upon in 2004 was our decision to offer investors the opportunity to share in our success. An IPO represents an historic moment in the life of an organization and ours is no exception. For ING Canada, this Initial Public Offering constitutes an unprecedented opportunity to continue aggressively pursuing our growth strategy, backed by the support of ING Group.

The Canadian property and casualty insurance industry is the most fragmented in the financial services sector. The five largest insurers account for just 37% of the total market. While consolidation activities have slowed somewhat over the last few years due to the lack of capital available for financing growth initiatives, we firmly believe that most – if not all – industry participants will re-evaluate their current strategies in light of the evolving industry structure. It is our firm belief that new acquisition opportunities will arise from these developments.

Being a public company gives ING Canada several key advantages. It gives the organization more flexibility to pursue new acquisitions and to leverage our current scale and expertise to benefit all stakeholders.

We have also made many acquisitions over the past several years, and developed efficient integration models that expanded our business in a stable and mature industry at an annual average rate of 18% over the past 10 years.

As we pursue these initiatives, we are creating a more competitive environment in which consolidators will accelerate their growth, and consumers will benefit from greater efficiencies. Our shareholders enjoy the opportunity to participate in one of the fastest growing and most efficient operators in the industry.

As a public company, ING Canada will continue to reap the benefits of being associated with one of the largest and most respected global financial institutions. By maintaining our relationship with ING Group, ING Canada will continue to take advantage of its brand recognition and reputation among Canadian consumers. Furthermore, ING Canada will benefit from global resources and expertise in the development of best practices in corporate governance and accountability, human resources and information technology.

Being a public company also demands increased levels of accountability. Over the years, we have had the privilege of assembling numerous Boards of Directors for our operating companies as well as an Advisory Board for ING Canada. The independent members of these boards – well-qualified individuals with an intimate knowledge of our organization – have shown a strong bias towards accountability and governance issues.

We deeply appreciate their contributions and are delighted that they will continue their involvement with ING Canada as members of your Board of Directors. My colleagues will continue to rely on their expert advice to further solidify ING Canada's position as one of the most respected organizations.

I would like to acknowledge the dedicated service of one of our Directors, Gordon Wicijowski, who will not stand for re-election at the annual meeting in April 2005. Gordon served ING Canada and the Board with distinction and I thank him for his invaluable contributions. ING Canada benefited from his wise counsel and we are grateful for the guidance he provided.

I would also like to recognize the overwhelming contribution of our management team and our 6,800 employees. Day in, day out, they steered the organization through one of the most challenging and eventful years in our history. Not only did they contribute to our financial performance and our growth, they also strived to provide, in collaboration with our distribution partners, a high level of service to our customers. Thanks to their efforts and your confidence, ING Canada is poised to continue outperforming the industry in both growth and profitability, and to continue creating value for all our shareholders, distribution partners and clients.



Yves Brouillette
Chairman

President and CEO's Message

AN EXCEPTIONAL YEAR FOR ING CANADA AND OUR CLIENTS

2004 was an exceptional year both for the property and casualty insurance industry and for our customers. The industry's financial performance reached historic highs after rebounding from very difficult market conditions in 2001 and 2002. At the same time, consumers, for the first time in many years, benefited from reduced premiums, thanks to new initiatives to better control automobile insurance costs in many provinces.

During 2004, ING Canada continued to outperform the industry. Our net income reached an all-time record of $624.2 million. This solid performance was achieved in every region and across all product lines as well as in our investment activities.

Our increased profitability is chiefly the result of lower than expected claims costs, which generated increased underwriting profits for our insurance operations. Furthermore, as a result of Canada's robust financial market conditions and our investment strategy, we realized strong investment performance and unusually high capital gains.

While we are proud of our achievements and performance in the last year, we remain committed to continue building our scale to provide strong results and improve our value proposition to our customers.

OUR UNDERWRITING PERFORMANCE REACHED NEW LEVELS

Combined ratio is the key indicator of the increased profitability of our insurance operations. A combined ratio represents the amount paid in claims as well as the operating costs of insuring our clients as a percentage of premiums. A ratio of less than 100% indicates that premiums more than cover the cost of claims and operating expenses: therefore the lower the ratio, the better the performance. In 2004, our combined ratio improved across all business lines, decreasing to an historic best of 86%. The improvement was most apparent in personal lines, which include home and auto insurance, where it decreased by 16.4 percentage points over the previous year. In commercial lines, our ratio dropped by 3.4 percentage points over 2003.

The key factor that contributed to our improved underwriting results was a marked reduction in claims frequency. This trend, which we have been observing for the last few years, accelerated in 2003 and 2004 as consumers and businesses submitted fewer claims than in the past.

We believe that reduced precipitation (including snow and rain) experienced during the year 2004, increases in the price of gasoline and a change in consumer behavior regarding smaller claims, were important contributors to the decrease in claim frequencies. Other long term favourable trends contribute to explaining the reduction in frequencies, such as favourable economic conditions and ageing of the driving population.

THE REFORMS ARE WORKING

Numerous initiatives adopted in late 2003 and in 2004 as a result of consultations between the industry, consumer groups and provincial governments have stabilized automobile insurance in most provinces. These initiatives focused on better controlling the costs of automobile claims, reducing premiums and improving the availability of insurance to consumers.

For example, the New Brunswick and Nova Scotia governments adopted measures to cap the amount paid for minor injuries. In Ontario, measures aimed at better controlling the cost of accident benefits were also adopted. In these provinces our claims experience improved greatly, which in turn translated into lower rates for our customers. In Ontario, our overall automobile rates have decreased by nearly 17% since the beginning of 2004, while our rates have fallen by nearly 25% in New Brunswick and Nova Scotia since the middle of 2003. More recently, the reforms adopted by the Alberta government resulted in an average reduction of 7.7% in our automobile rates.

OUR SCALE IS DELIVERING RESULTS

The strength of ING Canada's underwriting results in 2004 and in previous years is a direct result of our efforts to leverage the scale of our activities into sustainable competitive advantages. By consistently increasing our market share over the years we have built a strong presence in the markets in which we operate through decentralized, highly knowledgeable regional management teams. These teams, well aware of the market conditions in their regions and very supportive of our distribution partners, are backed by corporate teams focused on developing disciplined risk selection processes, sophisticated pricing strategies and strong in-house claims capabilities.

This advantage of scale permits us to continue to offer our clients competitive rates that accurately reflect their risk profiles, while simultaneously improving efficiencies and outperforming the industry.

WE ARE CREATING VALUE FOR OUR DISTRIBUTION PARTNERS AND CLIENTS

In 2004, we continued to foster closer relationships with our 2,800 distribution partners and the three million clients whom we protect. Our success relies on our ability to provide high-quality products and services at attractive and competitive rates to our clients, while delivering high-quality services to our brokers.

We have always strived to provide brokers with the tools they need to allocate fewer resources to managing transaction processes, and more to understanding and servicing their clients' needs. Over the last year, we delivered on this mandate by continuing to offer our distribution partners sophisticated e-commerce solutions that improve their efficiency and their clients' experience.

In 2004, we built on the momentum of previous years by launching a broker extranet, which has quickly become the main gateway to product information and to the numerous point-of-sale applications we have developed over the years.

We also enhanced our customers' experience with the introduction of innovative products. We launched a number of new home and auto insurance products known as *My Home, My Home Complete* and *My Home and Auto*. In Quebec, similar products were introduced under the brand *Orange Signature*.

Our direct insurance provider, BELAIR*direct*, continued to offer innovative insurance solutions, launching a number of initiatives aimed at enhancing clients' claims experience. Another important initiative was the launch of a new concept of retail outlets, which showcase our product offering and enhance interaction between consumers and agents.

However, our greatest success last year in enhancing customer satisfaction and strengthening customer relationships was our Client Service Guarantee, launched in late 2003. Under this program, we promise to provide our customers with 24/7 emergency claims service. In fact, we guarantee that a customer in need can reach an insurance professional within 30 minutes. If we are unable to deliver on our promise, we will refund the customer's annual premium up to a maximum of $1,000.

We also worked hard to improve our relationships with clients facing disaster situations by increasing our response to emergencies, such as those that occurred in Peterborough, Ontario and Edmonton, Alberta last summer.

WE ARE COMMITTED TO BUILDING ON OUR SUCCESSES

As we move forward in 2005, we will pursue our strategy of building our scale to deliver solid results and a more advantageous value proposition to our distribution partners and clients. This will become even more important this year and in the years to come, as the industry grows more competitive through improved financial performance.

While the recent acquisition of Allianz Canada will contribute to sustaining our track record of growth and strong underwriting performance, we intend to continue delivering higher value to our distribution partners and clients. The goal, as always, is to provide all current and future customers with a rewarding ING experience and to foster our organic growth.

During 2004, ING Canada continued to outperform the industry. Our net income reached an all-time record of $624.2 million. This solid performance was achieved in every region and across all product lines as well as in our investment activities.

The key to our success is safely in the hands of the front lines – our employees. Thanks to their dedication, we have been able to better serve our distribution partners and clients. Our clients – notably those who relied on us for fast and fair claims settlements – can also attest to our employees' commitment and knowledge. I have no doubt that our staff will continue enhancing its level of service in 2005.

This year, we will continue to improve programs aimed at retaining and attracting the very best employees, including those we recently welcomed from Allianz. Our efforts will be supported by community involvement initiatives aimed at leveraging the ING brand among our people, our brokers and their clients. ING Canada benefits from its association with one of the strongest financial services brands in the world, and our goal is to foster awareness of our insurance operations in the communities in which our clients live and work.

OUR OBJECTIVES ARE STEADFAST: GROWTH AND SHAREHOLDER VALUE

All these initiatives are integral to the growth strategy we will pursue in the current year. Together with the integration of the activities of Allianz Canada, which is currently happening at an accelerated pace, and continuous consultations with governments and consumer organizations, our strategic focus will continue to deliver value to all our shareholders.


LV:TSX
anada Inc.

Claude Dussault
President & CEO

With three million clients from coast to coast, ING Canada protects more Canadians from loss or damage to their automobiles, homes and businesses than any other insurer. We provide this protection through personal, group and commercial insurance policies distributed by a national network of more than 2,800 brokers, as well as directly over the Internet and through our call centres via BELAIR*direct*.

A broad product line enables us to provide a full spectrum of insurance solutions for drivers, property owners and a wide variety of small- and medium-sized businesses including retailers, landlords, light manufacturers and contractors.

In 2004, approximately 68% of direct premiums written came from our personal insurance business while 32% was generated by commercial insurance business. Personal automobile coverage accounted for 48% of total direct premiums written during the year and 71% of our personal insurance business. We enjoy leading positions in all markets where we operate.

The ING Difference

Our success – in growing the business, in serving our customers, in producing superior financial returns – is the direct result of the disciplined application and execution of our core competencies in pricing, underwriting and claims.

PRICING

The key to success in our business is the ability to assess risk and price appropriately for it. Getting this right is largely a result of leveraging statistics. By putting together the country's largest proprietary client database with the industry's largest actuarial team, we gain superior insight into the number and size of expected losses.

UNDERWRITING

Selecting the right risks is the underwriter's challenge.

Our ability to identify and segment risk using a greater number of variables than the industry is integral to our underwriting strength. Discipline in the risk selection process is maintained by a strong commitment to technology in the field and application of standardized and sophisticated underwriting criteria.


ING

Did you know?

We processed 2,800 claims, paying out more than $47 million, in response to the major floods that occurred in Peterborough, Ontario and Edmonton, Alberta in 2004.

CLAIMS

Bad stuff happens. We'll be there to help.

We settled 97% of all claims in-house in 2004 using our national team of more than 1,700 claims adjusters located in 31 offices throughout Canada. This capability enables quicker settlements, increases client satisfaction and keeps costs down. As Canada's largest property and casualty insurer, we have established a network of preferred suppliers throughout our markets. These suppliers, which are selected on the basis of professionalism, reputation, speed and quality of service, ensure policyholders are dealt with expeditiously, courteously and professionally, while keeping costs down.

A BRIEF PRIMER ON AUTO INSURANCE REGULATION

All of our insurance subsidiaries, with the exception of Quebec-based Belair Insurance Company Inc., are federally incorporated and subject to supervision by the Office of the Superintendent of Financial Institutions. OSFI primarily focuses on ensuring and monitoring the financial health of institutions under its supervision.

Additionally, all of our insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. The provincial authorities tend to concentrate their efforts on business practices, including policy terms and distribution.

Automobile insurance is a compulsory product and is regulated by provincial authorities. Several provinces have instituted major automobile insurance reforms in the recent past, following an explosion in costs that led to dramatic rate increases in 2002 and 2003.

Automobile insurance is provided by provincially owned insurers in Saskatchewan, Manitoba and British Columbia, although private insurers can compete for optional coverage such as collision, comprehensive and excess liability in these provinces.

In Quebec, while the province alone offers coverage for bodily injury, ING Canada and other private insurers provide protection against physical damage.


50+

Did you know?

Through our Grey Power network, drivers aged 50 and over can enjoy coverage and rates designed specifically for them.

Automobile Insurance Regulatory Profile

Province/Territory	Public	Rate Filings	Facility Association	Risk Sharing Pool	No Fault – Auto Physical Damage	"Take All Comers"
British Columbia	●	(2)				(4)
Alberta		File & use	(3)	●		●
Saskatchewan	●	(2)			(6)	(4)
Manitoba	●	(2)			●	(4)
Ontario		File & approve	●	●	●	(5)
Quebec	(1)	Use & file		●	●	
Nova Scotia		File & approve	●			(5)
New Brunswick		File & use	●	●	●	(5)
Prince Edward Island		File & approve	●			(5)
Newfoundland		File & approve	●			(5)
Yukon		None required	●			
Northwest Territories		None required	●			
Nunavut		None required	●			

(1) Bodily injury only. (2) None required for private insurers. (3) Exists, but with a tight definition for eligibility.
(4) Take all comers for public insurer. (5) As per insurer filed rules. (6) Can be selected or not.

RATE SETTING

In various provinces, insurers file their rates with the relevant authority, wait for a prescribed period of time and then implement the proposed rates. In other jurisdictions, the insurer must wait for specific approval of filed rates before they may be used. In Quebec, rates are filed following use.

RISK SELECTION

Based on filed underwriting rules, certain higher risk clients are covered by the Facility Association, a mandatory pooling arrangement amongst all industry participants, whose results are shared by the participants on the basis of market share.

Facility associations exist in all provinces with the exception of Quebec and those provinces where insurance is offered by government-owned insurers.

In addition, insurers in Quebec, Ontario, Alberta and New Brunswick may place a limited number of their clients in a risk-sharing pool, a voluntary pooling arrangement amongst select industry participants, the results of which are shared by the participants on the basis of market share. This mechanism serves to ensure availability of coverage in the marketplace.



Did you know?

Our Client Service Guarantee will pay you your annual premium up to $1,000 if you call us with an emergency claim and you're not put in touch with an insurance claims representative within 30 minutes.

NO-FAULT

Ontario, Quebec, Manitoba, Saskatchewan and New Brunswick are no-fault provinces. No-fault pertaining to physical damage to automobiles means that a claimant deals with his or her insurer in settling financial compensation for the damage incurred, regardless of which driver is at fault.

The right to sue for damages in excess of accident benefits received and pain and suffering differs amongst the provinces. While there is "pure no-fault" legislation in Quebec and Manitoba, "threshold no-fault" prevails in Ontario, while Saskatchewan practices "modified pure no-fault".

Generally speaking, the higher the legislated no-fault threshold, the less the judicial system is involved. Thresholds can be based on a dollar amount of insured medical expenses or based upon specific injury descriptions, such as a "serious and permanent impairment" in Ontario.

At this threshold, claimants can sue for pain and suffering. The largely non-adversarial approach reflected by no-fault provinces tends to result in reduced legal costs.

RECENT REFORMS

Nova Scotia and New Brunswick recently capped awards for pain and suffering from minor injuries, resulting in more stable, healthier markets and rate reductions of nearly 25% since 2003. Legislative action taken in Ontario and Alberta, two of our major markets, is particularly noteworthy for the impact it has had on rates:

Ontario

In the late 1990s, automobile insurance fraud and related runaway health care costs emerged as a major problem, which resulted in increased insurance premiums in 2001, 2002 and 2003. Subsequent legislative changes contained in Bill 198 took hold November, 2003: these changes required paralegals to register with the Financial Services Commission of Ontario and obtain errors and omissions insurance, prohibited referral fees, capped payment for certain treatments and created a one-year moratorium on cash settlements for accident benefit claims, amongst other actions.

These changes have had an immediate and positive impact, allowing insurers to pass the savings on to consumers by reducing rates by at least 10% as expected by the provincial government. ING Canada has filed and obtained approval for rate reductions approximating 17% since the beginning of 2004.



Did you know?

Our Personal Insurance Protector allows clients to cover both their home and auto using a single policy.

Alberta

Alberta froze rates at 95% of then-current levels and introduced various reforms effective October, 2004. Rate levels will increase over a three-year period, in line with increases in costs only. Insurers can reduce rates, however, commencing October, 2005.

This freeze in rates was imposed concurrent with the implementation of important reforms, including introduction of a pricing grid and a $4,000 cap on awards for pain and suffering resulting from minor injuries.

Some of the associated cost savings are intended by the government to accrue to younger drivers, effectively reducing the net benefit to other drivers. ING Canada reduced its rates by 7.7% in 2004.

Initial Public Offering

ING Canada successfully listed its common shares on the Toronto Stock Exchange on December 15, 2004, raising $906,880,000 through the country's largest Initial Public Offering in recent years.

Market acceptance was swift. Our shares, issued at $26.00 per share, rose more than 11% to close at $28.88 on the first day of trading and closed the year at $29.31 per share. Subsequent exercise of the over-allotment option on January 14, 2005 increased the total capital raised to more than $1 billion ($1,042,860,000).

ING Groep N.V., one of the world's largest and best-known financial services companies, remains a 70% owner, giving ING Canada the best of both worlds – a strong, supportive majority owner as well as the financial flexibility afforded a public company.

Our highly successful IPO signified the beginning of a new era in our continuing journey to cement ING Canada's position as the country's leading property and casualty insurance provider.

Our shareholders will benefit from the same commitment to return on equity, growth, financial strength and risk management that clients, employees and other ING Canada stakeholders have long experienced.


ING
IC.LV:TSX
ING

Did you know?

Client satisfaction surveys in 2004 revealed that over 90% of our claimants were satisfied with the claims process and the payments they received.

Over 46% of our clients requiring auto repairs went to one of our preferred provider facilities in 2004.

Glossary of Selected Terms

Adverse development
Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Case reserves
The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.

Claim expenses
The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).

Claim reserves
The total of case reserves and IBNR.

Claims ratio
Claims and claim expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. Loss ratio is also referred to as claims ratio.

Combined ratio
The sum of the claims ratio and the expense ratio, determined in accordance with GAAP.
A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

Direct premiums written
The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.

Expense ratio
Expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.

Gross premiums written
Total premiums for insurance written, including assumed reinsurance, during a given period.

Incurred but not reported (IBNR) reserve
A combination of reserves for estimated losses that have been incurred but not yet reported and a reserve for future developments on losses which have been reported.

Net premiums earned
The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.

Net premiums written
Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.

Provision for adverse deviation
An amount added to loss reserves to provide for adverse deviation from loss reserve estimates including a provision covering the claim development variability, the risk associated with reinsurance recoveries and the interest rate risk.

Redundancy (deficiency)
Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.

Reinsurance
An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.

Underwriting profit
The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.

Cautionary Note Regarding Forward-looking Statements

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward looking statements. Forward looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Management's Discussion and Analysis of Financial Condition and Results of Operations

February 15, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes thereto in our Annual Report and our Annual Information Form available at www.sedar.com. Certain totals, subtotals and percentages may not reconcile due to rounding.

CURRENT OUTLOOK

We believe that several key factors will affect the property and casualty (P&C) insurance industry in the next 12 to 24 months.

Given the large contribution of automobile insurance to the premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2004 will either return to historical levels or due to the competitive nature of the market lead to premium reductions in the coming 24 months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels.

CHALLENGES AND STRATEGY

Our strategy remains focused on industry outperformance and profitable growth, organically and through acquisition.

Notwithstanding the exceptional progress made in 2004, some headwinds began to take shape last year that will pose challenges for us in 2005. Automobile insurance rate freezes, rollbacks and reductions introduced in various provinces over the last two years caused our top line organic growth to slow significantly in 2004 and will continue to dampen growth in 2005. The decline in claims frequency witnessed in recent years and most notably in 2004 may not be sustainable and will likely return to historical levels, ultimately leading to lower underwriting profits. And finally, competition in commercial lines intensified in 2004 as a result of higher profitability and an improved capital position for the industry.

We plan to respond thoughtfully and aggressively to each of these challenges.

Top line growth is driven not only by rate levels but also through the attraction of new customers and the retention of existing customers. Our strategy for growth is therefore focused on doing that. We have begun implementation of an aggressive growth plan for our fast growing direct distribution channel, BELAIR*direct*. We have additionally introduced various initiatives to further improve our service levels to customers and broker partners. Our Client Service Guarantee for customers and rollout of point-of-sale applications with brokers are examples of these initiatives aimed at increasing satisfaction levels of our customers and broker partners and their ease of doing business with us.

We believe that our sophisticated risk segmentation approach to pricing and underwriting will enable us to deliver underwriting profits even if the trends are less favourable than in recent years. We will continue to sharpen our risk based pricing models by continually assessing the effectiveness of the rating variables.

To address increased competition in commercial lines in 2005, we will launch marketing and client service initiatives designed to increase unit count growth and improve policy retention. In addition, we will enhance and expand our small business model for brokers. The combination of improved service, better technology and ease-of-doing-business should improve our penetration in the small business segment.

CREATING VALUE FOR SHAREHOLDERS

We continued to outperform the industry in 2004, this time by a wider margin than usual.

The return on equity (ROE) for our insurance subsidiaries in 2004 was 39.6% compared to an estimated 20.6% for the property and casualty industry. Over the last twelve years from 1993 to 2004, the average ROE of our insurance subsidiaries (15.0%) exceeded that of the industry (9.2%) by 5.8 percentage points. This consistent track record of outperformance demonstrates our commitment and our ability to deliver strong shareholder returns.

ROE* PERFORMANCE OF OUR INSURANCE SUBSIDIARIES COMPARED TO THE P&C INSURANCE INDUSTRY


ING Canada
PC Insurance Industry
ROE (%)
45
40
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Excludes ROE of our non-insurance companies.

Source: IBC for estimated industry ROEs. Company reports for ING Canada ROEs.

OVERALL PERFORMANCE

Net income for the year ended December 31, 2004 of $624.2 million represents an increase of $473.7 million, or 314.8%, compared to net income of $150.5 million for the comparative period in 2003. These results were driven by improved underwriting results, including historically low claims ratios in most lines of business, plus significant increases in realized investment and other gains and investment income.

Investments increased by $2,148.9 million or 55.6% to $6,010.4 million at December 31, 2004 compared to 2003. The significant growth was primarily due to the acquisition of Allianz of Canada, Inc. ("Allianz") which contributed $1,061.5 million of investments. The Allianz contribution to investment income in the month of December was $3.2 million. The commutation of a quota share reinsurance treaty on January 1, 2004 increased investments by $665.0 million and generated a full year of investment income. In addition, profits were generally earned evenly throughout the year and were invested and contributed to investment income.

Shareholders' equity increased by $1,070.5 million or 108.2% to $2,059.6 million at December 31, 2004. In addition to the net income of $624.2 million, the completion of an initial public offering ("IPO") in December increased equity by $875.1 million. We used a portion of the total proceeds to repay existing debt plus some additional debt established as part of a corporate restructuring undertaken prior to the IPO. Just prior to this restructuring, $428.7 million of shareholders' equity was converted, through reduction of stated capital, into promissory notes and ultimately repaid to the controlling shareholder.

The summary financial data set forth in the following tables have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and have been derived from our consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002.

Years ended December 31 (in millions of dollars except for per share data)	2004	2003	2002
Direct premiums written	$ 3,575.9	$ 3,443.8	$ 3,107.0
Total revenue	3,780.9	3,015.4	2,559.1
Underwriting income (loss)	470.0	51.7	(27.3)
Net income	624.2	150.5	29.3
Earnings per share			
Basic	$ 6.51	$ 1.61	$ 0.31
Diluted	$ 6.49	$ 1.61	$ 0.31

As at December 31 (in millions of dollars)	2004	2003
Investments	$ 6,010.4	$ 3,861.5
Total assets	9,663.1	6,906.8
Debt outstanding	256.2	483.1
Total shareholders' equity	2,059.6	989.1

The following table shows our selected financial ratios and ROE data.

Years ended December 31

	2004	2003	2002
Claims ratio	56.6%	68.1%	73.8%
Expense ratio	29.4%	30.0%	27.4%
Combined ratio	86.0%	98.1%	101.2%
ROE(1)	40.9%	16.5%	3.0%
ROE of our P&C insurance subsidiaries(2)	39.6%	15.5%	4.5%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve month period.

(2) Represents net income for the twelve months ended on the date indicated of our P&C insurance subsidiaries divided by the average shareholders' equity for our P&C insurance subsidiaries over the same twelve month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004 the results of our P&C insurance subsidiaries consist of the results of the above-mentioned subsidiaries as well as the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Underwriting income for the twelve months ending December 31, 2004 of $470.0 million represents an increase of $418.3 million over 2003. While all lines of business performed strongly in 2004, a significant portion of the underwriting results was driven by our personal automobile portfolio contributing $291.9 million to the underwriting income for the year.

The performance of the automobile portfolio in 2004 was driven by an unexpected reduction in claim frequencies, by claims cost stabilization resulting from product reforms in most markets as well as improvement in the assumed underwriting results from the Facility Association (the statutory residual market insurance pools in which we are required to participate).

We have observed an unexpected reduction in automobile claim frequencies in key markets in 2004, most evident in physical damage to vehicles. We believe that reduced precipitation (including snow and rain) experienced during the year 2004, increases in the price of gasoline and a change in consumer behaviour regarding smaller claims, were important contributors to the decrease in frequencies. Other long term favourable trends contribute to explaining the reduction in frequencies such as favourable economic conditions and aging of the driving population.

The reforms implemented throughout 2003 and primarily 2004 in Alberta, New Brunswick, Nova Scotia and Ontario appear to have reduced the cost as well as stabilized claims inflation to the extent anticipated. This has led to significant reductions in rate levels and has increased availability of automobile insurance in these markets. As many of the factors driving the unexpected decreases in collision frequency would also impact on bodily injury and accident benefit claims however, we remain cautious in our assessment of the lasting impact of these reforms.

The Facility Association results improved in 2004 from significant loss positions for the years 2001, 2002 and 2003 contributing $101.5 million to the overall improvement in the underwriting income in 2004 compared to 2003. The improvement in the Facility Association underwriting income results from significant rate increases implemented throughout 2003 and 2004, from an unexpected drop in claim frequencies and favourable development on prior accident years' claims. The impact of the reforms in addition to the adjusted rate levels, has caused the number of drivers insured through the Facility Association to decrease significantly in 2004.

SIGNIFICANT TRANSACTIONS

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34.9 million common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised subsequent to December 31, 2004 for which 5.2 million additional common shares were issued and net proceeds were received of $129.2 million. ING Groep N.V. remains the controlling shareholder with 70% of the shares issued and outstanding.

Acquisition of Allianz

Consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies, Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada which together were the thirteenth largest P&C insurance group in Canada with a 2.7% market share based on its 2004 direct written premiums of $797.6 million. Part of this ($193.5 million), referred to as the "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG. As described below, this business is not part of the acquisition. The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of 50. We are integrating the acquired business into our operations over the next 12 to 18 months. Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small- to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statement of income for the year ended December 31, 2004, contributing direct premiums written for the month of $59.8 million, net premiums earned of $50.1 million and net income of $10.1 million.

As a result of the acquisition, the Company acquired all of the issued and outstanding shares of Allianz for cash consideration of $279.0 million and purchased certain debt of $91.0 million. The total purchase price for the shares of $283.4 million including transaction costs has been allocated on a purchase accounting basis, measured at fair value, to net tangible assets of $199.4 million, net intangible assets of $37.2 million and goodwill of $46.8 million (see note 18 of the accompanying consolidated financial statements).

The transaction excludes the AGR Business which is expected to be transferred, pursuant to a restructuring transaction, to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") in 2005. Until regulatory approval is obtained for the restructuring transaction, the AGR business is subject to a quota share agreement (a form of pro rata reinsurance) in which Allianz Global Risks Rückversicherungs AG has all of the risk. In addition, we have a corporate guarantee against any loss on the AGR business. Consequently, the AGR business has no net impact on the consolidated statement of income of the Company.

The fair value of the goodwill and intangible assets recorded at the effective acquisition date of November 30, 2004 is $32.9 million less than the estimate that had been disclosed at September 30, 2004 in our prospectus. This is the result of a $20.0 million higher book value at closing due to more net income from the business to be retained as well as the business to be excluded after closing, $11.1 million lower estimated integration costs than originally anticipated and $8.1 million lower fair value adjustments due to a higher market value adjustment on investments minus $6.3 million tax effect for these changes. Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next 12 to 18 months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements. These estimates represent management's best judgement based on information known at this time and further adjustments may be identified.

The Company anticipates that it will also incur other transition costs of $11.6 million in 2005 and the first quarter of 2006 relating to the acquisition of Allianz. These costs will be charged to expense in the consolidated statements of income in the period that they are incurred as they do not qualify under purchase accounting rules for recognition as integration costs for the Allianz acquisition.

Intercompany Quota Share Retrocession Treaty

As at January 1, 2004, we commuted the inter-company quota share retrocession treaty related to the 2001 purchase of a portfolio from Zurich Insurance Company. Consequently, net policy liabilities previously ceded of $665.0 million were reassumed by us and investment assets in approximately an equivalent amount were received from the reinsurers. There was no significant impact on our current year's results from commuting the treaty.

SUMMARY OF QUARTERLY RESULTS

(in millions of dollars except for per share data)	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Direct Premium Written	$ 883.0	$ 921.6	$1,043.4	$ 727.8	$ 851.6	$ 918.7	$ 990.2	$ 683.3
Total Revenues	1,004.7	919.7	900.7	955.8	808.0	777.6	735.3	694.5
Underwriting Income (loss)	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	173.1	163.6	172.4	115.1	24.7	66.7	58.2	0.9
Earnings per Share								
Basic	$ 1.69	$ 1.75	$ 1.84	$ 1.23	$ 0.26	$ 0.71	$ 0.62	$ 0.01
Diluted	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (1)								
Basic Pro Forma	$ 1.35	$ 1.27	$ 1.34	$ 0.90	$ 0.19	$ 0.52	$ 0.45	$ 0.01
Diluted Pro Forma	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

Note (1) Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies. To facilitate comparison between historical and future performance, basic and diluted earnings per adjusted share is calculated on a pro forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the IPO were outstanding at the beginning of each of the eight quarters, and as if 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past eight quarters. The calculation includes non-GAAP financial measures, and net income used for the pro forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. By adding the respective quarters, the basic and diluted pro forma earnings per adjusted share for 2004 would have been $4.86 and $4.67, respectively, an increase of 315.4% and 313.3% over $1.17 and $1.13 for 2003, respectively.

Net income for the fourth quarter of 2004 of $173.1 million was significantly better than the $24.7 million for the comparative period in 2003. Direct written premiums were up $31.4 million or 3.7% in 2004 compared to 2003. The strong underwriting results experienced in the first nine months continued during the fourth quarter plus the addition of Allianz in December added $10.1 million of net income and $59.8 million of direct premiums written and net earned premiums of $50.1 million.

On a segmented basis, both personal and commercial insurance revenues were higher in 2004 than 2003. Both benefited from the addition of Allianz in December as well as the commutation of the quota share treaty increased the net premiums written and earned premiums for 2004. Income before income taxes increased significantly for personal insurance while commercial insurance reported a pre-tax loss of $3.4 million compared to a profit of $28.5 million for 2003.

Corporate and other pre-tax income of $4.0 million was a strong improvement over an $8.4 million 2003 loss.

RESULTS OF OPERATIONS

Segmented Information

We report our underwriting results through two operating segments of our P&C insurance business: personal insurance and commercial insurance plus the investment results of our P&C insurance subsidiaries is a third operating segment. In addition to these operating segments, our results include our non-operating segments, namely corporate and other activities, and realized investment and other gains (losses).

The following table presents selected information on our three operating segments, as well as corporate and other and realized investment and other gains.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Revenue			
P&C insurance			
Net premiums earned			
Personal insurance	$ 2,343.5	$ 1,828.7	$ 1,563.9
Commercial insurance	1,021.1	932.2	773.2
Total net premiums earned	$ 3,364.6	$ 2,760.9	$ 2,337.1
Investments	256.7	208.8	181.7
Total P&C insurance	$ 3,621.3	$ 2,969.7	$ 2,518.8
Corporate and other	27.2	13.6	37.8
Realized investment and other gains	132.4	32.1	2.5
Total Revenue	$ 3,780.9	$ 3,015.4	$ 2,559.1

Years ended December 31 (in millions of dollars)	2004	2003	2002
Income (loss) before income taxes			
P&C insurance			
Underwriting income (loss)			
Personal insurance	$ 339.2	$ (35.5)	$ (63.5)
Commercial insurance	130.8	87.2	36.2
Total underwriting income (loss)	470.0	51.7	(27.3)
Investments	247.0	200.5	173.9
Total P&C insurance	717.0	252.2	146.6
Corporate and other	6.4	(57.3)	(117.9)
Realized investment and other gains	132.4	32.1	2.5
Total income (loss) before income taxes	$ 855.8	$ 227.0	$ 31.2

The following tables set forth the direct premiums written and underwriting results for our P&C insurance operating segments.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Personal Insurance			
Direct premiums written			
Personal automobile	$ 1,714.3	$ 1,724.0	$ 1,568.4
Personal property	700.9	624.1	604.6
Total	$ 2,415.2	$ 2,348.1	$ 2,173.0
Net premiums earned	2,343.4	1,828.7	1,563.9
Expenses:			
Claims	1,375.5	1,342.8	1,229.2
Commissions	379.9	299.8	198.2
Premium taxes	80.1	69.2	55.4
General expenses	168.7	152.4	144.6
Total expenses	$ 2,004.2	$ 1,864.2	$ 1,627.4
Underwriting income (loss)	$ 339.2	$ (35.5)	$ (63.5)
Ratios:			
Claims ratio	58.7%	73.4%	78.6%
Commissions	16.2%	16.4%	12.7%
Premium taxes	3.4%	3.8%	3.5%
General expenses	7.2%	8.3%	9.2%
Expense ratio	26.8%	28.5%	25.4%
Combined Ratio	85.5%	101.9%	104.1%

Years ended December 31 (in millions of dollars)	2004	2003	2002
Commercial Insurance			
Direct premiums written			
Commercial automobile	$ 301.0	$ 291.0	$ 248.1
Commercial other	859.7	804.7	685.8
Total	$ 1,160.7	$ 1,095.7	$ 933.9
Net premiums earned	$ 1,021.1	$ 932.2	$ 773.2
Expenses:			
Claims	530.0	538.1	496.4
Commissions	232.6	182.5	155.8
Premium taxes	36.7	34.0	28.5
General expenses	91.0	90.4	56.3
Total expenses	$ 890.3	$ 845.0	$ 737.0
Underwriting income (loss)	$ 130.8	$ 87.2	$ 36.2

Years ended December 31	2004	2003	2002
Ratios:			
Claims ratio	51.9%	57.7%	64.2%
Commissions	22.8%	19.6%	20.2%
Premium taxes	3.6%	3.6%	3.7%
General expenses	8.9%	9.7%	7.3%
Expense ratio	35.3%	32.9%	31.2%
Combined Ratio	87.2%	90.6%	95.3%

The following tables show revenues and income (loss) before income taxes for our investments segment and our corporate and other segment.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Investments			
Revenue			
Interest	$ 154.9	$ 109.1	$ 98.0
Dividends	98.7	94.5	86.0
Other	3.0	5.2	(2.3)
Total	$ 256.7	$ 208.8	$ 181.7
Expenses	9.7	8.3	7.8
Income (loss) before income taxes	$ 247.0	$ 200.5	$ 173.9

Years ended December 31 (in millions of dollars)	2004	2003	2002
Corporate and other			
Revenue			
Commissions and advisory fees	$ 16.9	$ 8.4	$ 35.8
Equity earnings	8.1	3.5	1.1
Interest	3.1	1.5	1.2
Other	(0.9)	0.1	(0.3)
Total	$ 27.2	$ 13.5	$ 37.8
Expenses			
Commissions	$ 1.8	$ 27.9	$ 83.4
General expenses	7.3	30.5	58.1
Interest on debt	11.7	12.6	14.2
Total	$ 20.9	$ 70.9	$ 155.7
Income (loss) before income taxes	$ 6.4	$ (57.4)	$ (117.9)

Realized investment and other gains (losses) include gains in fixed income securities, preferred shares, common shares and the sale of subsidiaries as shown in the following table:

Years ended December 31 (in millions of dollars)	2004	2003	2002
Realized investment and other gains (losses)			
Fixed income securities	$ 34.6	$ 36.2	$ 18.0
Preferred shares	(6.3)	24.4	(13.4)
Common shares	100.1	(3.2)	10.2
Sale of subsidiaries	4.0	(25.3)	(12.4)
Total	$ 132.4	$ 32.1	$ 2.5
After-tax total	$ 91.9	$ 6.5	$ (8.4)

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Premiums written

Direct premiums written increased by 4.2% after the exclusion of Facility Association and Allianz written premiums which differs from the 3.8% increase in premiums of $3,575.9 million for the year ended December 31, 2004 compared to $3,443.8 million for 2003. The acquisition of Allianz accounted for $59.8 million of the increase in direct written premiums or 1.7%. Net premiums written increased by $642.4 million, or 21.7%, to $3,609.0 million in 2004 compared to $2,966.6 million in 2003. Excluding the impact of the quota share treaty related to a 2001 portfolio purchase which was commuted as of January 1, 2004, net written premiums increased by $72.2 million or 2.2% to $3,423.7 from $3,351.5 million. Net premium written by Allianz for the month of December 2004 accounted for $34.3 million of the increase or 1.1%.

Personal Insurance

Personal insurance direct premiums written increased by $67.1 million or 2.9% to $2,415.2 million in 2004 compared to $2,348.1 million in 2003.

Personal automobile insurance direct premiums experienced a small decrease (0.6%) in 2004 compared to 2003 but excluding the impact of Facility Association the growth was 3.5% while the policy count for personal automobile grew by 1.8%. The reforms in automobile insurance in Ontario, Alberta and the Atlantic provinces have resulted in reductions of average premiums by 7.3% in 2004 compared to 2003. The reforms in 2004 led to us taking rate decreases on policy renewals in Ontario of 12.4% in April, in Nova Scotia of 3% in November, in New Brunswick of 7.7% in October and in Alberta of approximately 8% in October. Belair initiated rate decreases of 10.1% in April and 0.9% in December in Ontario.

Growth in personal property insurance was favourable at 12.3% in 2004 compared to 2003 while the policy count grew by 2.9%. Our rates are still increasing in Ontario, Nova Scotia and New Brunswick in personal property. Our Insurance to Value program is also bringing additional premiums.

Commercial Insurance

Commercial insurance direct premiums written increased by $65.0 million, or 5.9%, to $1,160.7 million in 2004 compared to $1,095.7 million in 2003. Commercial, non-auto direct premiums written increased by $55.0 million, or 6.8%, in 2004 compared to 2003. This change is largely driven by rate increases on renewals averaging 6.8% throughout 2004 in addition to expansion of insured values. The policies in-force dropped by 2.5% as a result of a combination of corrective actions as well as increased competition.

Commercial automobile insurance direct premiums written increased by $10.0 million, or 3.4%, in 2004 compared to 2003 largely driven by a 3.5% growth in policies in-force.

Revenue

Revenue increased by $765.5 million, or 25.4%, to $3,780.9 million for the year ended December 31, 2004 compared to $3,015.4 million for the comparative period in 2003 due to an increase in net premiums earned, realized investments and other gains and investment income.

Net premiums earned increased by $603.7 million, or 21.9%, to $3,364.6 million in 2004 compared to $2,760.9 million in 2003. The 2003 non-recurring ceded premiums of $352.5 million related to a 2001 portfolio purchase quota share treaty, if excluded, would reduce the growth in net premiums earned to 8.1%. The net premium earned for Allianz for the month of December 2004 represents $50.1 million or 1.8% of the growth.

Investment income increased by $53.0 million, or 24.8%, to $267.0 million in 2004 compared to $214.0 million in 2003, which was largely due to the growth in invested assets that resulted from increased profits due to favourable underwriting results and the growth in our premium base. Most of our investment income is earned by the investment portfolios of our insurance subsidiaries. Investment income for those subsidiaries increased by $47.9 million, or 22.9%, to $256.7 million in 2004 from $208.8 million in 2003 due to growth in invested assets. Investment expenses were $9.7 million for 2004 compared to $8.3 million for 2003. The amount of interest and dividends earned during 2004 reflected a $2,148.9 million increase in the investment portfolio in 2004, due to positive cash flows from our insurance subsidiaries, Allianz investments of $1,061.5 million (which produced income for December) plus the transfer of investments of $665.0 million from reinsurers related to the quota-share treaty commuted as at January 1, 2004.

The average pre-tax yield of our investment segment, excluding realized investment gains and losses, was 5.7% and 5.9% for the year ended December 31, 2004 and 2003, respectively.

Realized investment and other gains increased by $100.3 million to $132.4 million in 2004 compared to $32.1 million in 2003. Included in these realized investment and other gains (losses) for the year ended December 31, 2004 was $6.9 million (2003 – $29.7 million) of losses on the other than temporary writedown of certain equities, including the writedown of mutual fund seed capital invested in our own mutual funds of $1.3 million in 2004 (2003 – $18.0 million).

The following table presents realized investment and other gains (losses) for the years ended December 31:

(in millions of dollars)	2004	2003
Fixed income	$ 34.6	$ 36.2
Preferred shares	(6.3)	24.4
Common shares	100.1	(3.2)
Sale of subsidiaries	4.0	(25.3)
Total realized investment and other gains	$ 132.4	$ 32.1

Commissions and advisory fees, which are commissions earned by our wholly-owned P&C insurance brokers and our broker/dealers, together with fees earned by our mutual fund manager, increased by $8.6 million to $16.9 million in 2004 compared to $8.4 million in 2003.

The income from investments in our P&C insurance brokerage subsidiaries (accounted for using the equity method) is included in investment income and was $8.1 million (2003 – $3.5 million).

Income (Loss) Before Income Taxes

For our P&C insurance operations, income (loss) before income taxes is driven by our investment income, described previously, and our underwriting income (loss).

Underwriting Income

Underwriting results reflect the revenues from net premiums earned discussed above, claims and claims adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). Commissions and premium taxes are incurred as a percentage of earned premiums and commissions are adjusted by broker to reflect profit sharing commissions driven by underwriting profits. Underwriting profitability reached record levels in 2004, reflecting strong market conditions and a favourable claims environment and particularly reduced frequency.

Personal Insurance

Underwriting income (loss) from personal insurance in 2004 was $339.2 million, an improvement of $374.8 million compared to a loss of $35.5 million in 2003. This improvement was attributable to a decrease in the claims ratio to 58.7% in 2004 from 73.4% in 2003 due to improved claim costs which benefit from reduced frequency.

As previously noted, we benefited significantly from an unexpected reduction in claims frequency as well as improvement in the assumed underwriting results from the Facility Association. In addition, early indications are that the automobile reforms appear to be working. Our personal automobile business experienced the most significant improvement with its claims ratio decreasing to 59.8% in 2004 compared to 80.4% in 2003.

During 2004, direct premiums written assigned to us from the Facility Association totalled $81.8 million compared to $146.6 million in 2003, but generated higher net premiums earned of $109.2 million compared to $101.0 million in 2003 and a swing in underwriting results of $101.5 million to an underwriting income of $35.4 million compared to an underwriting loss of $66.1 million in 2003. Accordingly, the Facility Association combined ratio significantly improved from 165.4% in 2003 to 67.6% in 2004.

Although we had a number of catastrophic events during the year, the personal property frequency has also been dropping.

In addition to the pro rata share of the underwriting result of the Facility Association as noted above, our personal insurance operations act as one of the servicing carriers for the Facility Association and receive fees to offset expenses of administering policies on behalf of the Facility Association. The expenses of administering these policies are included in the loss adjustment and general expenses of our personal insurance operations. These fees increased by $27.1 million to $69.6 million in 2004 compared to 2003 due to increased premiums processed and a change in methodology by the association, which accelerated the payment of fees.

Our personal insurance expense ratio decreased to 26.8% for 2004 compared to 28.5% for 2003 due to decreases of 0.2% in the commission ratio, 0.4% in the premium taxes ratio and 1.1% in the general expense ratio.

Commissions increased by $80.1 million, or 26.7%, to $379.9 million in 2004 compared to $299.8 million in 2003. Regular commissions grew by approximately 21% while our Facility Association business decreased by 50.1% in 2004 compared to 2003. The remainder of the increase reflects higher profit sharing commissions paid to brokers of $77.9 million for 2004 compared to $45.8 million for 2003 as a result of the positive underwriting performance.

Premium taxes increased $10.9 million, or 15.6%, to $80.1 million in 2004 compared to $69.2 million in 2003 primarily due to the increase in net premiums earned during the period.

The general expense ratio to net earned premium decreased by 1.1 percentage points to 7.2% for 2004 compared to 8.3% in 2003. In absolute terms, general expenses increased by $16.3 million, or 10.7%, to $168.7 million in 2004 compared to $152.4 million in 2003. Excluding the impact of commuting the quota share treaty and the one month of Allianz expenses, general expenses had essentially no growth. Our workforce was stable in size, partly the result of holding vacant positions open for the transition of Allianz employees.

Commercial Insurance

Underwriting income from commercial insurance in 2004 was $130.8 million, an increase of $43.6 million compared to $87.2 million in 2003. This increase was primarily due to an improvement in the claims ratio to 51.9% in 2004 from 57.7% in 2003, which was largely attributable to an increase in rates on earned premium and favourable claims frequency. Indeed, the earned premium for commercial non-auto in 2004 reflects a combination of important rate increases in 2003 in excess of 15% as well as an average rate increase of 6.8% in 2004. The claims frequency in both commercial auto and non-auto dropped by roughly 15%.

In addition, claims and loss adjustment expenses decreased by $8.1 million, or 1.5%, to $530.0 million in 2004 compared to $538.1 million in 2003.

Our commercial insurance expense ratio increased to 35.3% for 2004 compared to 32.9% for 2003 due to an increase of 3.2% in the commission ratio, no change in the premium taxes ratio and a decrease of 0.8% in the general expense ratio.

Commissions increased by $50.1 million, or 27.5%, to $232.6 million in 2004 compared to $182.5 million in 2003 and net premiums earned grew by 9.5% which generated increased commissions. The remainder of the increase reflects higher profit sharing commissions of $49.3 million for 2004 compared to $24.3 million for 2003 as a result of the strong underwriting profits.

Premium taxes increased $2.7 million, or 8.0%, to $36.7 million in 2004 compared to $34.0 million in 2003 due to the increase in net premiums earned during the period.

The general expense ratio to net earned premium decreased by (0.8) percentage points to 8.9% for 2004 compared to 9.7% in 2003. In absolute terms general expenses increased by $0.6 million, or 0.6%, to $91.0 million in 2004 compared to $90.4 million in 2003. This was primarily the result of a minor reduction in policies in force.

Expenses

The majority of expenses, $2,894.5 million or 99.4% of the total expenses of $2,913.4 million for the year ended December 31, 2004, were part of our P&C insurance operations with the remainder comprising our P&C insurance brokers, investment operations, mutual funds and non-recurring charges related to a 2001 portfolio purchase. For the year ended December 31, 2003, $2,709.2 million or 97.6% of the total expenses of $2,775.8 million were part of the P&C insurance operations.

For our non-P&C insurance operations, losses from corporate and other were lower in 2004 than 2003 due mainly to a reduction in expenses related to a 2001 portfolio purchase which totalled $4.3 million in 2004 (2003 – $41.8 million) and consisted of commission expenses of $4.3 million for 2004 (2003 – $25.8 million) and general expenses of nil for 2004 (2003 – $16.0 million).

General expenses of our non-P&C insurance operations other than a 2001 portfolio purchase for 2004 were lower by $5.7 million primarily due to lower expenses in our P&C insurance brokers.

Income Taxes

Income tax expense for 2004 was $231.6 million compared to $76.5 million for 2003. This increase was primarily due to higher pre-tax income as a result of increased underwriting profits for the P&C insurance subsidiaries. The significant difference between the statutory rate and the effective rate came from non-taxable investment income, which lowered the tax expense by $42.3 million (2003 – $32.2 million). Although the amount of non-taxable investment income remained substantially the same between 2003 and 2004, the percentage impact of these non-taxable items on the effective tax rate is lower in 2004 because of higher overall underwriting income. Amounts of taxes related to non-deductible expenses and losses for which no tax recovery was recognized has a relatively significant impact on the effective rate in 2003, but did not materially impact the effective rate in 2004 for the same reasons. Note 9 to our consolidated financial statements summarizes the income tax rate reconciliation.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. For 2004, 37% of billing distribution was attributable to brokers and 63% was attributable to policyholders. Brokers' accounts for a particular month are due two months later. Policyholders' accounts are either due on receipt or in installments over the policy term. Premium receivables from brokers and policyholders were $163.8 million and $1,076.0 million, respectively, as of December 31, 2004 and $130.8 million and $920.1 million, respectively, for December 31, 2003.

Other receivables consist of amounts due from the Facility Association and other pools, other insurers and other which were $202.8 million, $137.3 million and $62.5 million, respectively, as of December 31, 2004 and $139.0 million, $238.4 million and $19.2 million, respectively, as of December 31, 2003.

Investments

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long-term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time, the availability of assets, diversification needs and benefits, regulatory capital required to support the various asset types, security ratings and other material variables likely to affect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well-established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis which views realized gains and losses as important and recurring components of the return on investment and consequently of income, although the timing of realizing gains or losses may be unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a select business sector are dampened.

Due to potential tax ramifications of these strategies, specific focus is placed on the management of the portfolio to optimize the after-tax total return.

The following table sets forth our cash and invested assets as at December 31, 2004 and 2003.

As at December 31

	2004			2003		
(in millions of dollars)	Carrying Value ("CV")	% of CV	Fair Value	CV	% of CV	Fair Value
Cash and cash equivalents	$ 357.2	5.6%	$ 357.2	$ 104.6	2.6%	$ 104.6
Fixed income securities[1]	3,685.1	57.9%	3,776.5	1,660.4	41.9%	1,690.3
Commercial mortgages	78.7	1.2%	83.3	113.1	2.8%	118.0
Preferred shares	1,069.6	16.8%	1,136.3	1,096.8	27.7%	1,152.1
Common shares[1]	997.7	15.7%	1,077.2	782.4	19.7%	846.1
Other investments	179.3	2.8%	179.3	208.9	5.3%	208.9
Total cash and invested assets	$ 6,367.6	100.0%	$ 6,609.8	$ 3,966.2	100.0%	$ 4,120.0

(1) Includes seed capital investment in affiliated mutual funds, carrying value as at December 31, 2004 – $155.0 million (December 31, 2003 – $157.1 million).

Cash and cash equivalents and investments increased by $2.4 billion or 60.5% to $6.4 billion at December 31, 2004 compared to 2003. The Allianz acquisition added $1,061.5 million and the commutation of a quota share also added $665.0 million. In addition, organic business growth and positive investment returns contributed to portfolio growth.

Included in the fixed income and preferred share portfolio at December 31, 2004 were approximately $26.7 million of securities with a rating below investment grade. The average duration of our publicly traded fixed income portfolio was 6.2 years on December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consist of loans to brokers with carrying value of $156.3 million as of December 31, 2004 (December 31, 2003 – $165.5 million), equity investments in brokers with carrying value of $13.4 million as of December 31, 2004 (December 31, 2003 – $14.3 million) and other commercial loans with carrying value of $9.6 million as of December 31, 2004 (December 31, 2003 – $29.1 million).

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 3004 and 2003.

As at December 31

(in millions of dollars)	2004 Carrying Value ("CV")	2004 % of CV	2004 Fair Value	2003 CV	2003 % of CV	2003 Fair Value
Diversified financial services	$ 1,321.4	22.0%	$ 1,379.6	$ 746.5	19.3%	$ 780.5
Banks	636.2	10.6%	674.1	530.2	13.7%	559.2
Utilities	435.3	7.2%	461.9	268.4	6.9%	284.7
Telecommunication services	292.8	4.9%	299.2	213.2	5.5%	216.7
Insurance	246.3	4.1%	266.7	169.7	4.4%	178.7
Oil and gas	184.3	3.1%	188.7	108.3	2.8%	110.0
Special purpose	152.0	2.5%	155.5	46.8	1.2%	48.7
Real estate	124.7	2.1%	132.3	127.7	3.3%	133.3
Media	106.8	1.8%	109.6	75.2	1.9%	77.6
Food & Drug Retail	52.2	0.9%	54.7	47.0	1.2%	49.4
Total top ten sectors	$ 3,551.9	59.1%	$ 3,722.3	$ 2,332.9	60.4%	$ 2,438.8
Government	1,805.7	30.0%	1,854.9	960.7	24.9%	974.8
Other	652.7	10.9%	675.4	568.0	14.7%	601.8
Total investment assets	$ 6,010.4	100.0%	$ 6,252.6	$ 3,861.6	100.0%	$ 4,015.4

The aggregate rating of our fixed income portfolio is maintained at "A+" or higher based on S&P ratings. Additional constraints by rating category govern the issuer specific exposure. The weighted average quality ratings of our fixed income and preferred share portfolios as at December 31, 2004 was "AA–" by S&P. In mapping the preferred share ratings, a "P1" is considered to be a single A rating. Our relative exposure to fixed income securities has increased recently as the availability of economically attractive alternative investments has slightly diminished. At year end, the aggregate credit quality of the fixed income portfolio reflected the addition of the Allianz fixed income assets which had a lower proportional exposure to AAA rated securities. In addition, the year end fixed income portfolio credit rating distribution showed the results of tactical credit positioning in the portfolio.

The following graphs set forth our fixed income portfolio by credit quality according to S&P as at December 31, 2004 and 2003.

FIXED INCOME BY CREDIT QUALITY
AS AT DECEMBER 31, 2004
CARRYING VALUE


BB
0.2%
B
0.0%
BBB
4.7%
<B
0.0%
A
33.9%
AAA
38.5%
AA
22.5%

FIXED INCOME BY CREDIT QUALITY
AS AT DECEMBER 31, 2003
CARRYING VALUE


BB
0.4%
B
0.0%
BBB
3.1%
<B
0.1%
A
29.2%
AAA
54.2%
AA
12.9%

Exposure to the preferred share asset class contributes positively to the overall after-tax return of the investment portfolio. Our positive earnings position facilitates material exposure to preferred shares in our investment portfolio. With an emphasis on after-tax earnings, we are able to capture the incremental value offered by these securities. The following charts set forth our preferred share portfolio by credit quality according to S&P as at December 31, 2004 and 2003.

PREFERRED SHARES BY CREDIT QUALITY
AS AT DECEMBER 31, 2004
CARRYING VALUE


P5
1.2%
P4
0.5%
P3
15.6%
P1
40.5
P2
42.3%

PREFERRED SHARES BY CREDIT QUALITY
AS AT DECEMBER 31, 2003
CARRYING VALUE


P5
1.8%
P4
0.0%
P3
15.2%
P1
45.0
P2
38.0%

Common equity exposure focuses primarily on high dividend paying equities. We seek enhanced return by identifying and investing in shares likely to increase their dividends or pay a special one-time dividend. We undertake intensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investment candidates most likely to increase dividends paid. We also manage the equity portfolios to achieve additional dividend payouts. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental effects on the return profile of the equity investments.

Claim Liabilities

Provision for claims consists of the gross amount of individual case reserves established by us and management's estimate of claims incurred but not reported ("IBNR") based on the volume of business currently in force and historical claims experience. To ensure that our provision for claims (often called "reserves") is, to the extent possible, adequate, management has established procedures to ensure that the provision for claims at our insurance operations is subject to multiple reviews, including those by independent actuaries. We strive to establish adequate provisions at the original valuation date. It is our objective to have favourable development relative to past estimates.

We evaluate the adequacy of our reserves on a quarterly basis. Every quarter, for each line of business, we compare actual and expected claims development. To the extent that the actual results differ from expected development, assumptions are re-evaluated and new estimates are derived.

If our reserves prove to be deficient in the future, we will have to increase our reserves by the amount of such deficiency and incur a charge to earnings in the period in which such reserves are increased. The uncertainties regarding our reserves could result in a liability exceeding the reserves by an amount that would be material to our financial condition or results of operations in a future period. Future development could be significantly different from the past due to many unknown factors.

Net loss reserves included in the consolidated balance sheet at December 31, 2004 increased by 57.5% ($1.3 billion) during 2004 to $3.5 billion. Excluding the effect of the net reserves of the Allianz acquisition completed in 2004 ($680.5 million) and the Quota-Share in 2003 (- $527.9 million), loss reserves increased 2.9% ($81.5 million) during 2004. This was mainly the result of direct earned premium growth being offset by improved frequency, automobile reforms and reduced assumed reserves from statutory automobile pools (e.g. Facility Association). Further, claims liabilities in Canada determined in accordance with accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the net loss reserves. Contributing to an increase in net loss reserves was the use of a lower discount rate (4.86% average in 2004, excluding Allianz; 5.35% in 2003). The provisions for adverse deviation were set on a basis consistent with 2003.

The following table, which excludes Allianz, shows the development of the provisions for claims reserve including loss adjustment expenses for the 10 most recent accident years, with the estimated amount of each accident year development shown for the subsequent ten years. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the reserves required for claims still open or claims still unreported. We have experienced cumulative favourable development for accident years 2003, 1998, 1997, 1996, 1995, 1994 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular relating to automobile insurance in Ontario. The development of all prior accident years during 2004 has been favourable by $70.5 million (3.1%) with every accident year being favourable except for 1999 and 1994 and prior years. This came entirely from automobile, including the automobile pools which also developed favourably, partly offset by adverse development on commercial general liability generated by increased reserves on a few large claims.

Historical Loss Reserve Development

Accident Year	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994 and prior
Reserve Originally Estimated	814.9	711.9	655.3	607.7	557.2	531.2	547.2	493.4	450.2	949.3
Reserve re-estimated as of										
One Year Later	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	410.6	929.0
Two Years Later		721.4	730.6	648.4	578.1	508.9	407.1	441.5	392.3	882.1
Three Years Later			729.6	664.2	607.4	504.2	421.5	445.2	397.7	895.0
Four Years Later				657.4	613.0	518.8	421.9	435.4	396.2	923.5
Five Years Later					614.4	520.1	420.9	433.8	382.7	901.9
Six Years Later						517.5	426.3	432.0	383.9	884.7
Seven Years Later							424.6	417.9	388.3	875.2
Eight Years Later								414.4	392.6	873.4
Nine Years Later									387.8	881.7
Ten Years Later										895.1
Development during 2004 deficiency (redundancy)	(64.9)	(0.2)	(1.0)	(6.8)	1.5	(2.6)	(1.7)	(3.5)	(4.8)	13.5
	(8.0%)	(0.0%)	(0.2%)	(1.1%)	0.3%	(0.5%)	(0.3%)	(0.7%)	(1.1%)	1.4%
Cumulative deficiency (redundancy)	(64.9)	9.5	74.2	49.6	57.3	(13.7)	(122.6)	(79.0)	(62.4)	(54.1)
	(8.0%)	1.3%	11.3%	8.2%	10.3%	(2.6%)	(22.4%)	(16.0%)	(13.9%)	(5.7%)

At the time of the acquisition of Allianz and Trafalgar, the acquired net loss reserves were adjusted to bring them on a consistent basis with the other insurance subsidiaries of the Company following a number of internal and independent reviews. The recorded adjustments were in the magnitude of a $70 million increase in reserves (approximately $50 million of losses incurred but not reported, $10 million of unallocated loss adjustment expenses and $10 million of provision for adverse development). Also, a new quota share reinsurance treaty was put in place with Allianz Global Risk Rückversicherungs-AG to cede the run-off of the business that has not been acquired by the Company. This quota share is expected to remain in place until a transfer and assumption of that business which is expected to receive regulatory approval in the first half of 2005.

Reinsurance

Our primary reinsurer is ING Re (Netherlands) N.V. (which is not licensed in Canada) representing 3.9% and 84.1% of our reinsurers' share of policy liabilities as at December 31, 2004 and 2003, respectively. This affiliated reinsurer is rated AA by Standard and Poor's. The decrease in 2004 was due to the commutation of the quota share treaty related to the 2001 portfolio purchase. As part of the Allianz transaction relating to the AGR Business, there are assumed and ceded policy liabilities of $13.0 million and $447.0 million respectively. These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third party reinsurers has immaterial amounts of reinsurance payable to us.

We purchase reinsurance to reduce our exposure to the insurance risks that we assume in writing business. Generally our maximum net retention on a single risk, whether property or liability, is $2.5 million. In a number of cases, such as special classes of business or types of risks, the retention is lower through specific treaties or by using facultative reinsurance, which is the reinsurance of individual risks by offer and acceptance. It is not our practice to assume reinsurance outside of our group of companies.

In 2004, for multi-risk events or catastrophes, our retention is $5.0 million with a reinsurance coverage limit of $1.2 billion. For 2004, we have also retained 10% of the exposure from $12.5 million to $600.0 million. For 2005 we have increased our retention to $17.5 million with a limit of $1.2 billion with 10% retention from $25.0 million to $600.0 million.

We strive to minimize the credit risk related to purchasing reinsurance through adherence to our internal reinsurance guidelines. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk to minimize our exposure to losses resulting from reinsurers' insolvencies. We require a minimum A.M. Best financial strength rating for our unaffiliated licensed reinsurers of "A-" at inception of a treaty. We work closely with our reinsurers and have maintained working relationships with our key reinsurers for many years. Management concluded that no provision was necessary for uncollectible reinsurance as at December 31, 2004.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured, because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. At December 31, 2004, we were the assigned beneficiary of such trust accounts totalling $458.7 million (December 31, 2003 – $923.9 million) in guarantees from unlicensed reinsurers. These amounts included $56.2 million as at December 31, 2004 (December 31, 2003 – $922.6 million) from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $349.5 million as at December 31, 2004 (December 31, 2003 – $761.3 million) and can be accessed if these reinsurers are unable to meet their obligations. The majority of the change in the trust accounts amount from December 31, 2003 to December 31, 2004 relates to the commutation of the reinsurance arrangements related to a 2001 portfolio purchase and AGR business.

Share Capital

As of February 15, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds approximately 70% of the issued and outstanding common shares and the Special Share. See Notes 16 and 23 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

Both our liquidity and our capital base remain strong. Net cash provided from operations was $1,386.9 million in 2004 and $572.0 million in 2003. In addition we have an uncommitted revolving facility with a Canadian chartered bank of $50 million, none of which was drawn at December 31, 2004 or at the date of preparation of this document. We are not currently planning to make any significant capital expenditures.

On August 27, 1998, we obtained an unsecured loan of $127.0 million from an affiliate with a maturity date of August 27, 2006 and at an annual interest rate of 6.27%. The interest is payable in arrears semi-annually. During 2004, we repaid a $22.0 million credit facility with a Canadian chartered bank which was fully drawn and a $75.0 million loan from an affiliate. The completion of the IPO described previously strengthened our capital base and provided resources to repay debt, including a $200 million bridge loan used to acquire Allianz. In addition, the preferred shares in the amount of $259.1 million held by ING Insurance International B.V. were redeemed for a note payable which had a outstanding balance of $129.2 million at December 31, 2004. This note was repaid in January 2005 from the proceeds of the over-allotment option reducing our debt outstanding to $127.0 million. See Note 15 of the consolidated financial statements.

As at December 31, 2004 the Company is adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $442.3 million in excess of the minimum supervisory target of 150% as calculated under the Minimum Capital Test ("MCT") for solvency as defined by our insurance regulators at December 31, 2004 compared to $315.6 million at December 31, 2003. Based on the dividend restrictions imposed by applicable insurance laws, the total amount of dividends available for payment from our subsidiaries during 2005 is $528.1 million plus any 2005 earnings subject to MCT limitations.

The Board of Directors of the Company has declared a quarterly cash dividend of 16.25 cents per common share (for a total payout of $21.7 million) payable on March 31, 2005 to shareholders of record on March 21, 2005. This dividend represents 2.5% of the IPO share price on an annualized basis.

Contractural Obligations

(in millions of dollars)	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	$ 256.2	$ 129.2	$ 127.0	$	$
Operating Leases	279.6	45.0	78.8	58.0	98.0
Other Long Term Obligations [1]	94.3	27.5	30.8	17.1	18.9
Total Contractual Obligations	$ 630.1	$ 201.7	$ 236.6	$ 75.1	$ 116.9

(1) The Company earns fee income for servicing claims on behalf of the Facility Association. The fee income is deferred and recognized in income on a basis consistent with the services rendered.

RISK MANAGEMENT

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate and equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent foreign currency risk and derivative risk.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. Below is a discussion of our primary market risk exposures and how those exposures are currently managed. Our market risk sensitive instruments, including derivatives, are primarily entered into for purposes of mitigating risk.

The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed income securities. Our exposure to foreign exchange risk is not significant. We have no direct commodity risk.

For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2003. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced. Realized losses will be incurred following significant increases in interest rates.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality. Currently our fixed income portfolio limits are 3% for issuers rated "AA-" and above, 2% for issuers rated "A-" to "A+", 1% for issuers rated "BBB-" to "BBB+", 0.34% for issuers rated "BB-" to "BB+" and 0.19% for insurers rated "B-" to "B+". We use the lower of Dominion Bond Rating Service Limited or S&P ratings to determine an issuer's rating. These constraints may be revised from time to time as we deem appropriate.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency.

We are exposed to some foreign exchange risk arising from the investment in some of our U.S. dollar-denominated assets. Total invested assets denominated in U.S. dollars were less than 1.3% of our total invested assets at December 31, 2004. Our general policy is to minimize foreign currency exposure.

We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forward contracts are transacted in over-the-counter markets. The notional amount of these forward contracts approximates the market value of the foreign denominated investments covered by these contracts.

Derivatives

Our use of derivatives exposes us to a number of risks including cash flow risk and fair value risks. However, we do not use a significant quantity of derivatives.

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. We mitigate cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange of Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps. According to GAAP, these swaps are considered as effective hedges of cash flow risk.

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices on underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that we would have received or might have had to pay to terminate the instruments as at December 31, 2004. See Note 5 to our audited consolidated financial statements.

TRANSACTIONS WITH RELATED PARTIES

We enter into transactions with related parties. These transactions consist principally of management and advisory services rendered by our controlling shareholder, ING Groep N.V. and affiliated companies, reinsurance by an affiliated company and financing by ING Group. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations. Accordingly, the management and advisory services are measured at the exchange amount, which approximates fair value and reinsurance and financing costs reflect market rates at the time of the transaction. See Note 8 to our audited consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers and certain other assets. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

Policy Liabilities

Policy liabilities consist of provisions for claim liabilities and premium liabilities.

Claim liabilities are maintained to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also accounts for the future development of these claims including claims incurred but not reported. Reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. These reserve estimates are expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, our review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of reserves is an inherently uncertain process involving estimates, current reserves may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Premium liabilities are considered adequate when the unearned premium reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flow of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, are not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Investments

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "Watch-list". Management assesses which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairments are recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other than temporarily impaired is written down to its expected recoverable amount, with the amount of the writedown reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional writedowns taken quarterly if necessary.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional writedowns in future periods for impairments that are deemed to be other than temporary. See also Note 2 to our audited consolidated financial statements for a description of our impairment policies.

Reinsurance

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves and are reported in our consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Goodwill and other Intangibles

Pursuant to GAAP, goodwill represents the excess of the purchase price of acquisitions over the fair value of the underlying net assets. Prior to January 1, 2002, goodwill was amortized and charged to income over its estimated useful life. On January 1, 2002, we adopted the new accounting standards for Business Combinations and Goodwill and Other Intangibles, as prescribed by GAAP. In accordance with these requirements, we reviewed each of the business combinations completed by us before July 1, 2002 to determine whether there were intangibles that met the criteria of GAAP for recognition as identifiable intangibles other than goodwill. Based on our review, we did not identify any intangible assets acquired prior to January 1, 2002.

Under GAAP, goodwill is no longer amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgement is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance brokerage industry and the P&C insurance industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. Accordingly, we assess the carrying value of our net assets on this basis. Any impairment identified through this assessment is charged to income as a result of a reduction in the carrying value of the goodwill. Likewise intangible assets are subject to impairment test on an annual basis by reference to the underlying fair valuation of the intangible item.

Income Taxes

We use the liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of financial statement assets and liabilities compared with their respective tax bases. Accordingly, a future tax asset or liability is determined for each temporary difference based on the income tax rates that are expected to be in effect when the underlying items of revenue and expenses are expected to be realized.

Future income taxes accumulated as a result of temporary differences are included in the consolidated balance sheet. In addition, the consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes, which cause the income tax provision to differ from what it would be if based on statutory rates.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted effective January 1, 2004 on a prospective basis the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee relating to derivatives (EIC-128). This change did not have any significant effect on our financial statements.

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to Quebec's Part IA of the Companies Act ("*the Acts*"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and L'Autorité des Marchés Financiers for the Quebec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 45.

Claude Dussault
President and Chief Executive Officer

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

Auditors' Report

TO: THE SHAREHOLDERS OF ING CANADA INC.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 15, 2005

ERNST & YOUNG LLP
Chartered Accountants

Consolidated Balance Sheets

As at December 31

(in thousands of dollars)	2004	2003
Assets		
Cash and cash equivalents (Note 3)	$ 357,213	$ 104,659
Investments (Note 4)	6,010,405	3,861,546
Accrued investment income	43,266	24,672
Premium and other receivables	1,642,362	1,447,590
Reinsurers' share of unpaid claims and adjustment expenses (Notes 6 and 7)	687,201	696,123
Reinsurers' share of unearned premiums (Notes 6 and 7)	78,199	206,649
Deferred acquisition costs	389,688	324,860
Income taxes receivable	2,591	–
Other assets (Note 11)	127,543	111,435
Long-term investments (Note 14)	48,108	48,517
Future income taxes (Note 9)	148,488	36,372
Goodwill (Note 10)	91,116	44,362
Intangible assets (Note 10)	36,944	–
	$ 9,663,124	$ 6,906,785
Liabilities		
Payables and other liabilities	$ 669,604	$ 442,195
Due to affiliated companies (Note 8)	3,025	19,054
Income taxes payable	100,913	65,335
Unpaid claims and adjustment expenses (Note 6)	4,222,961	2,941,978
Unearned premiums (Note 6)	2,340,997	1,914,342
Unearned reinsurance commissions	9,785	51,727
Debt outstanding (Note 15)	256,230	483,082
	$ 7,603,515	$ 5,917,713
Shareholders' Equity		
Share capital (Note 16)	$ 1,052,290	$ 605,905
Contributed surplus	83,336	83,336
Retained earnings	923,983	299,831
	$ 2,059,609	$ 989,072
	$ 9,663,124	$ 6,906,785

See accompanying notes

On behalf of the Board

Claude Dussault
Director

Michael Mackenzie
Director

Consolidated Statements of Income

For the Years ended December 31

(in thousands of dollars except for per share amounts)	2004	2003
Direct premiums written	$ 3,575,900	$ 3,443,765
Net premiums written	3,608,990	2,966,609
Revenue		
Net premiums earned	3,364,563	2,760,897
Investment income (Note 14)	267,000	213,973
Realized investment and other gains	132,418	32,134
Commission and advisory fees	16,905	8,355
	$ 3,780,886	$ 3,015,359
Expenses		
Claims and loss adjustment expenses	1,905,545	1,880,825
Commissions	614,379	510,174
Premium taxes	116,794	103,261
General expenses	276,681	281,584
	$ 2,913,399	$ 2,775,844
Interest on debt outstanding	11,715	12,550
Income Before Income Taxes	855,772	226,965
Income Taxes (Note 9)		
Current	270,469	74,129
Future	(38,849)	2,349
	$ 231,620	$ 76,478
Net Income	$ 624,152	$ 150,487
Earnings per share (Note 17)		
Basic	$ 6.51	$ 1.61
Diluted	6.49	1.61

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

For the Years ended December 31

(in thousands of dollars)	2004	2003
Common shares		
Balance, beginning of year	$ 605,905	$ 605,905
Capital issued (Note 16)	906,880	–
Reduction of capital (Note 16)	(428,684)	–
Share issuance costs, net of income taxes	(31,811)	–
Balance, end of year	1,052,290	605,905
Contributed surplus		
Balance, beginning and end of year	83,336	83,336
Retained earnings		
Balance, beginning of year	299,831	149,344
Net income	624,152	150,487
Balance, end of year	$ 923,983	$ 299,831
Total Shareholders' Equity	$ 2,059,609	$ 989,072

See accompanying notes

Consolidated Statements of Cash Flows

For the Years ended December 31

(in thousands of dollars)	2004	2003
Operating Activities		
Net income	$ 624,152	$ 150,487
Adjustments to determine cash provided by operating activities:		
Amortization of property and equipment	12,685	14,332
Amortization of intangible assets	305	–
Amortization of premiums and discounts on fixed income securities	19,224	19,318
Net income from long-term investments	(8,098)	(3,528)
Realized investment and other gains	(132,418)	(32,134)
Deferred acquisition costs, net	(64,571)	(32,093)
Future income taxes, net	(38,135)	(4,330)
Unpaid claims and adjustment expenses, net	573,537	234,644
Unearned premiums, net	244,427	205,711
Changes in other operating assets and liabilities	155,756	19,598
Cash provided by operating activities	$ 1,386,864	$ 572,005
Investing Activities		
Proceeds from sale of investments	10,743,137	7,270,313
Purchase of investments	(11,721,330)	(7,819,206)
Purchase of property and equipment, net	(14,215)	(8,024)
Proceeds from sale of long-term investments and assets held for resale, net	6,615	40,833
Net cash used in the acquisition of Allianz (Note 18)	(359,312)	–
Cash used in investing activities	$ (1,345,105)	$ (516,084)
Financing Activities		
Dividends received	7,795	4,085
Debt repayment	(226,852)	(19,400)
Proceeds from capital issuance	906,880	–
Share issuance costs	(48,344)	–
Reduction of capital	(428,684)	–
Cash provided by (used in) financing activities	$ 210,795	$ (15,315)
Net Increase in Cash and Cash Equivalents	$ 252,554	$ 40,606
Cash and Cash Equivalents, Beginning of Year	104,659	64,053
Cash and Cash Equivalents, End of Year	$ 357,213	$ 104,659
Supplemental Cash Flow Information:		
Income taxes paid (recovered)	$ 243,781	$ (15,916)
Interest paid on debt outstanding	13,433	11,769

See accompanying notes

Notes to Consolidated Financial Statements

(All amounts in thousands of dollars except for per share amounts)

1. STATUS OF THE COMPANY

ING Canada Inc. (the "Company") was incorporated under the *Canada Business Corporations Act.* The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada, The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Belair Insurance Company Inc. and Equisure Financial Network Inc., as well as those subsidiaries acquired in 2004 being Allianz of Canada, Inc. ("Allianz") and its principal subsidiaries, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada and Canada Brokerlink Inc. (note 18).

The Company is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of the amalgamating companies had always been amalgamated. Immediately prior to the amalgamation, the share capital of ING Canada Holdings Inc. was reduced and all of the previously issued and outstanding preferred shares were redeemed in exchange for promissory notes in the aggregate principal amount of $687,766.

The Company completed an initial public offering on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858,536, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement for the prospectus, an over-allotment option was granted that was exercised subsequent to December 31, 2004 for which 5,232,000 additional shares were issued and net proceeds were received of $129,230 (note 23).

Subsequent to the closing of the offering, ING Groep N.V. ("ING Groep") both as a shareholder of common shares and the Special Share (note 16) and a party to the Co-Operation Agreement has significant influence over the ongoing business and operation of the Company. The Co-Operation Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses for the year, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates are subject to uncertainty. Significant estimates include the determination of impairment (notes 4 and 10), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 13), the allocation of the purchase price (note 18) and contingencies (note 19). Changes in estimates are recorded in the accounting period in which they are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators, are in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

a) **Basis of consolidation**

The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

b) **Cash and cash equivalents**

Cash and cash equivalents include highly liquid investments which have a term to maturity of three months or less at the consolidated balance sheet dates. They are carried at amortized cost, which approximates fair value.

c) **Investments and investment income**

Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts to the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write-down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

d) **Foreign currency translation**

Assets, liabilities, revenues and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

e) Financial instruments

The Company uses derivative financial instruments solely for risk management purposes. Derivatives used are forward contracts and swap agreements. All derivative financial instruments are recognized in the consolidated balance sheets and are measured at fair value, with changes in the fair value reflected in the consolidated statements of income.

The preferred shares which were fully redeemed in 2004 (note 15) were classified as debt outstanding due to a contractual obligation of the issuer either to deliver cash or another financial asset to the holder or to exchange another financial instrument with the holder under conditions that were potentially unfavourable to the issuer. Any dividends paid on these shares would have been charged to the consolidated statements of income.

f) Revenue recognition

Premiums written or assumed are deferred as unearned premiums and recognized as revenue on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commission income and advisory fees are recorded on an accrued basis.

g) Policy liabilities

Policy liabilities consist of unearned premiums and the provision for unpaid claims and adjustment expenses. Unearned premiums are calculated as the unexpired portion of the premiums written on a pro rata basis. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice.

The Actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

h) Deferred acquisition costs

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect to these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

Commissions paid to brokers and dealers on the sale of mutual fund securities are deferred and amortized on a straight-line basis over six years starting on the date when the sale transaction is recorded.

i) **Reinsurance**

The Company presents third party reinsurance balances on the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and adjustment expenses.

j) **Property and equipment**

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Terms of related leases

k) **Employee future benefits**

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair values of plan assets and unamortized items, are accrued. The unamortized items are the past service cost, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000, of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3461 using the prospective application method on a straight-line basis over EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

l) **Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax provision to differ from what it would have been if based on statutory rates.

m) **Goodwill and intangible assets**

For acquisitions completed subsequent to July 1, 2001, the excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

n) **Earnings per share**

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

o) **Significant accounting changes**

In 2004, the Company adopted the provisions of the CICA's amended Handbook Section 3461 – "Employee Future Benefits" which requires additional disclosures for employment future benefit plans as disclosed in note 13.

The Company also adopted the provisions contained in the CICA Emerging Issues Committee EIC 128 – "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", which requires that freestanding derivative financial instruments, including those that are not designated or effective as part of a hedging relationship, be recognized in the consolidated balance sheets as other assets or other liabilities and measured at fair value, with changes in fair value recognized in the consolidated statements of income.

The impact of these changes was not significant to the consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

For the purpose of meeting short-term cash commitments, the Company maintains short-term investments in highly liquid money market securities maturing in three months or less, referred to as cash equivalents. At December 31, 2004, the Company had $437,031 in cash equivalents (2003 – $213,232). Cash equivalents are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Consequently, their fair value is assumed to approximate their book value. Cash and cash equivalents in the consolidated balance sheets are presented net of bank overdrafts.

4. INVESTMENTS

Table 4.1

	2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]	$ 3,685,099	$ 3,776,547	$ 93,535	$ 2,087
Investment grade				
Government and government guaranteed	1,791,377	1,840,483		
Corporate	1,187,346	1,220,931		
Asset-backed	523,381	531,900		
Below investment grade	182,995	183,233		
Mortgage loans	78,699	83,287	4,588	
Preferred shares	1,069,629	1,136,337	69,740	3,032
Investment grade	885,311	936,359		
Below investment grade	184,318	199,978		
Common shares [b]	997,707	1,077,195	90,622	11,134
Other investments [c]	179,271	179,271		
	$ 6,010,405	$ 6,252,637	$ 258,485	$ 16,253

Table 4.2

	2003			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]	$ 1,660,408	$ 1,690,317	$ 31,829	$ 1,920
Investment grade				
Government and government guaranteed	960,680	974,841		
Corporate	430,081	441,635		
Asset-backed	217,125	221,071		
Below investment grade	52,522	52,770		
Mortgage loans	113,052	117,949	4,897	
Preferred shares	1,096,835	1,152,060	59,423	4,198
Investment grade	911,051	948,443		
Below investment grade	185,784	203,617		
Common shares [b]	782,369	846,137	75,177	11,409
Other investments [c]	208,882	208,882		
	$ 3,861,546	$ 4,015,345	$ 171,326	$ 17,527

(a) Fixed income securities include private placements and fixed income units of ING Funds. The book value of the private placements was $38,764 at December 31, 2004 (2003 – $45,240). The book value of the fixed income units was $16,318 at December 31, 2004 (2003 – $16,318).

(b) Common shares include equity units of ING Funds. The book value of these units was $138,730 at December 31, 2004 (2003 – $140,776).

(c) Other investments include loans and strategic investments.

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. Fair values for most investments are determined by reference to quoted market prices. In cases where an active market does not exist, fair values are estimated by reference to recent transactions or current market prices for similar investments.

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in common and preferred shares, management evaluates whether their expectations have not changed such that the fair value of these securities is not adversely affected other than on a temporary basis. For fixed income securities, management assesses the expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral. As a result of the foregoing assessments, impairments for the year in the aggregate amount of $6,950 (2003 – $29,673) were recorded.

The Company has invested in some common shares and income trust units pursuant to a market neutral strategy so as to maximize value added from active management. This strategy consists of having both long and short equity positions. These positions are not held for short-term investing purposes, but may nevertheless be changed in anticipation of, or in response to, better market opportunities. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 4.3 summarizes the Company's long and short positions under the market neutral strategy.

Table 4.3	2004		2003	
	Book value	Fair value	Book value	Fair value
Long positions	$ 41,266	$ 42,082	$ 24,414	$ 25,983
Short positions	(38,035)	(41,587)	(25,693)	(26,117)

The Company provides collateral as security for funds received pursuant to the sale of short securities. At December 31, 2004, the book value of the collateral was $39,641 (2003 – $25,057).

a) **Credit risk**

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Tables 4.1 and 4.2 on page 56 reflect the Company's fixed income securities and preferred shares classified by type of issuer and investment grade.

b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Investment maturities

Table 4.4

	2004				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Fixed income securities	$ 116,376	$ 1,419,879	$ 2,132,526	$ 16,318	$ 3,685,099
Mortgage loans	–	73,738	4,961	–	78,699
Preferred shares	1,165	128,928	320,604	618,932	1,069,629
Common shares	–	–	–	997,707	997,707
Other investments	16,576	92,223	53,171	17,301	179,271
	$ 134,117	$ 1,714,768	$ 2,511,262	$ 1,650,258	$ 6,010,405

Table 4.5

	2003				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Fixed income securities	$ 5,583	$ 754,940	$ 883,567	$ 16,318	$ 1,660,408
Mortgage loans	29,059	29,001	54,992	–	113,052
Preferred shares	43,728	187,257	293,042	572,808	1,096,835
Common shares	–	–	–	782,369	782,369
Other investments	36,705	86,697	68,924	16,556	208,882
	$ 115,075	$ 1,057,895	$ 1,300,525	$ 1,388,051	$ 3,861,546

c) Interest rate risk

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company.

The weighted interest rate based on book values as at December 31, 2004 was 5.22% (2003 – 5.50%) for fixed income securities, 7.05% (2003 – 7.09%) for mortgage loans and 5.17% (2003 – 5.33%) for preferred shares with a maturity date.

d) Securities lending

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates, markets and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that the value of a foreign denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets. The notional amount of these forwards approximates the fair value of the foreign denominated investments covered by these forwards.

b) Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps.

The Company had also entered into an interest-rate swap with a financial institution, whereby, in exchange of fixed interest cash outflows, it received variable interest cash inflows. The variable interest cash inflows received were subsequently paid as interest on the Company's loan payable to an affiliate, which carried a variable interest rate. During 2004, the variable interest loan to the affiliate was repaid and the interest rate swap with the financial institution cancelled.

c) **Fair value**

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices of underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that the Company would receive or might have to pay to terminate the contracts as at December 31.

d) **Credit risk**

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty. The counterparties are federally regulated financial institutions.

Table 5.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets (note 11) and negative fair values as other liabilities.

Table 5.1

	2004			2003		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$ 39,680	$ –	$ 39	$ 47,889	$ –	$ 236
Forwards bought	540	–	–	2,759	14	–
Cash flow risk						
Interest rate swap	–	–	–	75,000	–	1,096
Foreign exchange swaps	14,972	2,406	–	18,985	1,206	–
	$ 55,192	$ 2,406	$ 39	$ 144,633	$ 1,220	$ 1,332

Table 5.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 5.2

	2004			2003		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$ 40,220	$ –	$ –	$ 50,648	$ –	$ –
Interest rate swap	–	–	–	75,000	–	–
Foreign exchange swaps	–	6,468	8,504	972	4,320	13,693
	$ 40,220	$ 6,468	$ 8,504	$ 126,620	$ 4,320	$ 13,693

6. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Provision for unpaid claims and adjustment expenses

Table 6.1	2004			2003		
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto: liability	$ 1,850,330	$ –	$ 77,039	$ 1,376,562	–	$ 290,154
Auto: personal accident	770,297	–	32,153	622,975	–	173,461
Auto: other	101,582	–	161	103,611	–	75,385
Property	610,309	1,827	314,450	295,225	–	75,050
Liability	818,824	763	199,007	535,691	–	80,606
Other	58,692	10,337	64,391	7,914	–	1,467
	$ 4,210,034	$ 12,927	$ 687,201	$ 2,941,978	–	$ 696,123

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claim frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The provision for unpaid claims and adjustment expenses is reduced by $359,948 (2003 – $229,841) on a net basis to take into account the time value of money using a rate of 4.80% (2003 – 5.35%) on underlying claim settlement patterns. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The aggregate impact of the provision for adverse deviation is to increase the provision for unpaid claims and adjustment expenses on a net basis by $410,634 (2003 – $235,768). The Company considers that the fair value of unpaid claims and adjustment expenses approximates their book value.

Provision for unearned premiums

Table 6.2	2004			2003		
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto: liability	$ 620,367	$ 50	$ 3,108	$ 510,620	–	$ 63,974
Auto: personal accident	198,619	–	665	181,837	–	35,526
Auto: other	547,998	–	908	461,776	–	44,396
Property	764,420	3,259	40,099	608,261	–	49,727
Liability	167,253	2,394	14,838	128,331	–	5,147
Other	36,386	251	18,581	23,517	–	7,879
	$ 2,335,043	$ 5,954	$ 78,199	$ 1,914,342	–	$ 206,649

The provision for unearned premiums is calculated on a pro rata basis, from the unexpired portion of the premiums written, and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates. The Company considers that the fair value of unearned premiums approximates their book value.

Interest rate sensitivity

Since the time value of money is considered when determining the provision for unpaid claims and adjustment expenses, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $70,506 (2003 – $34,196) on the fair value of unpaid claims and adjustment expenses.

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which any of the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2004, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the original purchase price of $248,206 (2003 – $151,072) of the annuities.

7. REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. Net retention on a single property or liability is generally $2,500 (2003 – $2,000) and $2,500 (2003 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. For multi-risk events or catastrophes, retention is $5,000 (2003 – $2,500) with a limit of $1,200,000 (2003 – $1,300,000). In 2003 and 2004, the Company retained 10% of the exposure from $12,500 to $600,000.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company.

The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. The Company requires a minimum credit rating for reinsurers of A- at inception of the treaty. Rating agencies used are A.M. Best and Standard & Poor's. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of trust accounts holding cash deposits, bonds and letters of credit totalling $458,700 (2003 – $923,857) in guarantee from unlicensed reinsurers. These amounts include $56,214 (2003 – $922,623) from an affiliated reinsurer. Trust accounts are held in support of policy liabilities of $349,513 (2003 – $761,264) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	2004		2003	
	Ceded		Ceded	
	To affiliates	Total	To affiliates	Total
Premiums earned	$ (56,038)	$ (155,013)	$ (402,787)	$ (495,839)
Claims and loss adjustment expenses	31,655	97,285	298,630	311,099
Commissions	–	13,839	54,783	68,946
Premium taxes	–	–	11,360	11,360
General expenses	–	–	23,426	23,426
Loss before income taxes	$ (24,383)	$ (43,889)	$ (14,588)	$ (81,008)

8. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep N.V. ("ING Groep"), and its affiliated companies. These transactions consist of management and advisory expenses rendered by ING Groep and its affiliated companies, reinsurance by an affiliated company (note 7), financing by ING Groep and advisory fees earned from affiliated asset management funds. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount, which approximates fair value. These transactions are settled with counterparties on a regular basis.

In 2004, the Company incurred $17,632 (2003 – $14,626) in expenses and $9,509 (2003 – $10,383) in interest. The Company also received advisory fees of $8,347 (2003 – $2,970).

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company reassumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

At December 31, 2004, significant inter-company balances were $65 (2003 – $15,638) for amounts payable to an affiliated reinsurer, $2,654 (2003 – $3,110) for interest payable, and $306 (2003 – $306) for other accounts payable.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. Subsidiaries of the Company have invested in these mutual funds (note 4). The fair value of these investments is $167,989 (2003 – $164,785) representing 45.9% (2003 – 54.8%) of the funds' total fair value.

9. INCOME TAXES

(a) Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory rates to consolidated income before income taxes for the following reasons:

Table 9.1	2004	2003
Income tax expense calculated at statutory rates	34.3%	35.2%
Increase (decrease) resulting from:		
Non-taxable dividends	(3.8)%	(14.2)%
Tax on large corporations	–	1.8%
Non-deductible accounting write-down	–	1.3%
Losses for which a tax asset is not recognized	–	3.9%
Non-taxable portion of capital gains	(1.1)%	–
Non-deductible expenses	0.7%	4.8%
Valuation allowance	–	2.9%
Other (net)	(3.0)%	(2.0)%
Income tax expense	27.1%	33.7%

(b) The most significant components of the future income tax balances are as follows:

Table 9.2

	2004	2003
Future income tax assets		
Difference between accounting loss reserves and tax loss reserves	$ 61,532	$ 44,414
Difference between the market value and book value of investments	44,834	39,574
Losses available for carryforward	24,465	959
Premises and equipment	13,449	4,799
Deferred expenses for tax purposes	63,609	30,571
Total future income tax assets	$ 207,889	$ 120,317
Future income tax liabilities		
Deferred income for tax purposes	$ –	$ 42,400
Deferred gains and losses on specified debt obligations	45,753	23,222
Pension and retirement benefits	9,740	13,926
Other (net)	3,908	4,397
Total future income tax liabilities	$ 59,401	$ 83,945
Net future income tax assets	$ 148,488	$ 36,372

The Company had recorded cumulative impairments in its investments in ING mutual funds for which an income tax asset of $4,443 (2003 – $5,000) had not been recognized as at December 31, 2004.

The Company had non-capital losses of $97,385 (2003 – $51,701) of which $29,796 (2003 – $48,961) had not been recognized as a future income tax asset as at December 31, 2004. These losses may be used to reduce future taxable income and expire as follows:

Table 9.3

Year	Amount
2005	$ 3,156
2006	3,617
2007	6,865
2008	4,242
2009	3,190
Thereafter	8,726
	$ 29,796

The Company had allowable capital losses of approximately $27,943 (2003 – $24,500), which had not been recognized as a future income tax asset as at December 31, 2004. These losses may be used to reduce future taxable capital gains.

10. GOODWILL AND INTANGIBLE ASSETS

The Company performed its annual impairment testing and identified no impairment in either 2004 or 2003. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer lists and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. OTHER ASSETS

Table 11.1 summarizes the major components of other assets.

Table 11.1	2004	2003
Property and equipment, net (note 12)	$ 52,297	$ 42,428
Prepaid pension asset (note 13)	69,316	59,857
Prepaid commissions	1,779	4,794
Assets held for resale	–	2,116
Other assets	4,151	2,240
	$ 127,543	$ 111,435

12. PROPERTY AND EQUIPMENT

Table 12.1 shows the major categories of the Company's property and equipment.

Table 12.1	2004			2003		
	Cost	Accumulated amortization	Book value	Cost	Accumulated amortization	Book value
Land	$ 5,113	$ –	$ 5,113	$ 3,355	$ –	$ 3,355
Buildings	23,979	(13,038)	10,941	21,991	(12,101)	9,890
Computer equipment	58,417	(45,166)	13,251	47,540	(38,144)	9,396
Furniture and equipment	43,849	(28,236)	15,613	44,438	(30,316)	14,122
Leasehold improvements	15,541	(8,162)	7,379	13,187	(7,522)	5,665
	$146,899	$ (94,602)	$ 52,297	$ 130,511	$ (88,083)	$ 42,428

13. EMPLOYEE FUTURE BENEFITS

The Company has several defined benefit pension plans, as well as defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2002. The next actuarial valuations will be performed as of December 31, 2005.

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants, with the exception of those acquired from Allianz.

Table 13.1 presents the changes in the benefit obligations and fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 13.1	2004	2003	2004	2003
	Pension plans		Other plans	
Change in benefit obligation				
Benefit obligation at beginning of year	$ (316,104) $	(280,506) $	(10,069) $	(7,438)
Current service cost	(15,373)	(12,667)	–	–
Interest cost on benefit obligation	(19,777)	(19,010)	(587)	(459)
Employee contributions	(3,831)	(3,556)	–	–
Actuarial losses	(30)	(11,476)	–	(2,713)
Benefits paid	13,576	11,111	675	541
Acquisition of Allianz	(10,984)	–	(12,427)	–
Benefit obligation at end of year	**$ (352,523) $**	**(316,104) $**	**(22,408) $**	**(10,069)**
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 391,132 $	329,657 $	– $	–
Actual return on plan assets	43,266	64,106	–	–
Employer contributions	4,859	4,924	675	541
Employee contributions	3,831	3,556	–	–
Benefits paid	(13,576)	(11,111)	(675)	(541)
Acquisition of Allianz	10,984	–	–	–
Fair value of plan assets at end of year	**$ 440,496 $**	**391,132 $**	**– $**	**–**
Funded status				
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	$ 87,973 $	75,028 $	(22,408) $	(10,069)
Unrecognized transitional (asset) obligation	(73,682)	(84,207)	1,117	1,225
Unrecognized past service cost	454	510	–	–
Unrecognized net actuarial losses	40,234	57,445	2,666	3,517
Valuation allowance	(1,958)	(2,237)	–	–
Net prepaid asset (accrued liability) at end of year	**$ 53,021 $**	**46,539 $**	**(18,625) $**	**(5,327)**
Recognized as				
Other assets (note 11)	$ 69,316 $	59,857 $	– $	–
Other liabilities	(16,295)	(13,318)	(18,625)	(5,327)
Net prepaid asset (accrued liability) at end of year	**$ 53,021 $**	**46,539 $**	**(18,625) $**	**(5,327)**

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Benefit obligation	$ (112,842) $	(77,651) $	(22,408) $	(10,069)
Fair value of assets	90,948	57,105	–	–
Deficit	$ (21,894) $	(20,546) $	(22,408) $	(10,069)

The employer contributions and cost recognized for the defined contribution plan were $278 in the month of December 2004.

At December 31, 2004, 52% of the defined benefit pension plans' assets were held in equity securities, 45% in fixed income securities and 3% in other investments.

Table 13.2 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs, as well as a reconciliation with the accrued benefit expense (income).

Table 13.2	2004	2003	2004	2003
	Pension plans		Other plans	
Accrued benefit (income) expense				
Current service cost	$ 15,373	$ 12,667	$ –	$ –
Interest cost on benefit obligation	19,777	19,010	587	459
Actual return on plan assets	(43,266)	(64,106)	–	–
Net actuarial losses (gains)	30	11,476	(675)	2,713
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	$ (8,086)	$ (20,953)	$ (88)	$ 3,172
Excess of actual return over expected return on plan assets for the year	$ 15,072	$ 38,658	$ –	$ –
Amortization of past service cost	56	56	–	–
Amortization of transitional (asset) obligation	(10,525)	(10,525)	108	108
Amortization of net actuarial losses	2,169	4,658	176	7
Net actuarial (losses) gains arising during the year	(30)	(11,476)	675	(2,713)
Amortization of valuation allowance	(279)	(279)	–	–
Change in valuation allowance	–	(4,706)	–	–
Accrued benefit (income) expense	$ (1,623)	$ (4,567)	$ 871	$ 574

Table 13.3 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 13.3	2004	2003	2004	2003
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%	n/a
To determine benefit expense (income) for the year				
Discount rate	6.0%	6.5%	6.0%	6.5%
Rate of increase in future compensation	4.0%	4.0%	n/a	n/a
Expected long-term rate of return on plan assets	7.25%	7.75%	n/a	n/a

The weighted average of the assumed health care cost trend rate for 2005 used to measure the expected cost of benefits covered by the plans is 11.3%, declining by 1% per year for each of the next four years.

Table 13.4 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 13.4

	2004	
	1% increase	1% decrease
(Decrease) increase in benefit obligation	$ (1,501)	$ 1,426
(Decrease) increase in the service and interest cost	(130)	131

14. LONG-TERM INVESTMENTS

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income.

Table 14.1

	2004				
	Opening balance	Additional investment	Income	Dividends	Closing balance
P&C Insurance Brokerages	$ 41,431	$ 6,374	$ 8,098	$ (7,795)	$ 48,108
Other	7,086	(7,086)	–	–	–
	$ 48,517	$ (712)	$ 8,098	$ (7,795)	$ 48,108

Table 14.2

	2003				
	Opening balance	Additional investment	Income (loss)	Dividends	Closing balance
P&C Insurance Brokerages	$ 77,987	$ (39,391)	$ 6,920	$ (4,085)	$ 41,431
Other	10,478	–	(3,392)	–	7,086
	$ 88,465	$ (39,391)	$ 3,528	$ (4,085)	$ 48,517

In May 2004, the Company disposed of its investment in IPC Financial Network Inc. for proceeds of approximately $26,700 and an after-tax gain of $19,900.

15. DEBT OUTSTANDING

Table 15.1 summarizes the Company's loans and lines of credit.

Table 15.1

Issuer	Maturity	Rate	2004	2003
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$ 127,000	$ 127,000
ING Verzekeringen, N.V. [a]		LIBOR + 8 Bp.	–	75,000
ING Insurance International, N.V. [b]			–	259,082
ING Insurance International, N.V. [c]			129,230	–
Royal Bank of Canada [d]			–	22,000
Royal Bank of Canada [e]			–	–
			$ 256,230	$ 483,082

(a) Renewable for successive periods of three months for an undetermined period of time, but at least until January 23, 2006.

(b) The 25,908,200 preferred shares were redeemed at their book value prior to the amalgamation in consideration of a non-interest bearing promissory note.

(c) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 23).

(d) Revolving credit facility renewable for successive periods of three months until January 23, 2006. The revolving facility was repaid in full and cancelled during 2004.

(e) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

16. SHARE CAPITAL

Prior to the amalgamation (note 1), the Company reduced the capital on its existing 141,569 common shares by an amount of $428,684.

As a result of the amalgamation, the Company's share capital consisted of the following:

(i) An unlimited amount of shares of one class designated as common shares of which 93,620,000 were issued as a result of the conversion of the 141,569 common shares;

(ii) An unlimited number of a second class designated as Class "A" shares, and;

(iii) One share of a third class designated as the Special Share which is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the board and appoint the chief exective officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

Upon the closing of the initial public offering, 34,880,000 common shares were issued at a price of $26.00 per share.

Table 16.1 summarizes the Company's share capital.

Table 16.1

	2004			2003		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	128,500,000	$ 1,052,290	Unlimited	141,569	$ 605,905
Class A	Unlimited	–	–	n/a	n/a	n/a
Special	One	1	–	n/a	n/a	n/a
			$ 1,052,290			$ 605,905

17. EARNINGS PER SHARE

Table 17.1		2004		2003[1]
Basic earnings per share				
Net income available to common shareholders	$	624,152	$	150,487
Average number of common shares (in thousands)		95,818		93,620
Basic earnings per share	$	6.51	$	1.61
Diluted earnings per share				
Net income available to common shareholders	$	624,152	$	150,487
Net interest income on proceeds of over-allotment option		114		–
Adjusted net income available to common shareholders	$	624,266	$	150,487
Average number of common shares (in thousands)		95,818		93,620
Common shares granted in over-allotment[2] (in thousands)		330		–
Average number of diluted common shares		96,148		93,620
Diluted earnings per share	$	6.49	$	1.61

(1) For comparative purposes, the number of common shares in 2003 reflects the reorganization of capital which occurred in 2004 (Note 16).

(2) Note 23.

18. ACQUISITIONS

Acquisition of Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada as described below. The transaction was effective November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the year ended December 31, 2004. Pursuant to the purchase agreement:

(i) The Company acquired all of the issued and outstanding shares of Allianz.

(ii) The Company purchased a certain debt of Allianz of $91,000.

(iii) The Company completed the transaction for cash consideration of $279,000 for the shares of Allianz. The purchase price was funded by existing investments and a bridge loan from a Canadian chartered bank. The bridge loan was repaid in full following the initial public offering.

(iv) A series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed in 2005. Until regulatory approval is obtained for the Restructuring the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated statements of income of the Company.

Table 18.1 presents the allocation of the purchase price.

Table 18.1

Purchase equation		
Purchase price	$	370,000
Less: Cash consideration for loan purchased		(91,062)
Cash consideration for shares		278,938
Add: Transaction costs		4,500
Net balance sheet assets acquired		283,438
Less: Fair value of net tangible assets acquired		(199,435)
Excess	$	84,003
Fair value of the net tangible assets		
Book value of Allianz	$	328,226
Less: Fair value adjustments		(127,013)
Less: Integration costs[1]		(34,518)
Add: Future income taxes on the foregoing		32,740
Fair value of net tangible assets acquired	$	199,435
Allocation of excess		
Intangible assets – customer lists and rights to offer renewal	$	37,249
Goodwill		46,754
Net intangible assets and goodwill	$	84,003

(1) Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next twelve to eighteen months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

Table 18.2 presents selected items of Allianz' balance sheet at fair value at the date of acquisition.

Table 18.2

Cash and cash equivalents	$	15,188
Investments		1,061,513
Reinsurers' share of unpaid claims and adjustment expenses		505,188
Reinsurers' share of unearned premiums		58,476
Deferred acquisition costs		47,606
Goodwill and intangible assets		84,003
Unpaid claims and adjustment expenses		(1,221,556)
Unearned premiums		(369,154)
Total assets		2,115,432
Total liabilities		(1,831,994)
Shareholder's equity		(283,438)

Other

Under the terms of an agreement with a major Canadian property and casualty insurance company, certain guarantees were provided with respect to policy liabilities acquired by the Company as of December 31, 2001. Amounts recoverable pursuant to this agreement, including interest, are due in 2004 and 2005 with a final settlement on April 30, 2007. Management estimates that the amount recoverable is in the magnitude of $100,000.

19. CONTINGENCIES

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

20. COMMITMENTS AND GUARANTEES

Table 20.1 presents future minimum payments under long-term leases for premises and equipment.

Table 20.1

Year		Amount
2005	$	44,979
2006		39,290
2007		39,495
2008		31,353
2009		26,597
Thereafter		97,973
	$	279,687

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

21. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include the corporate and other activities, as well as realized investment gains. The corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of the net income from long-term investments and expenses related to non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 21.1	2004	2003
Revenue		
Property and casualty insurance		
Personal insurance	$ 2,343,448	$ 1,828,682
Commercial insurance	1,021,115	932,215
Investment	256,692	208,786
Total property and casualty insurance	3,621,255	2,969,683
Corporate and other	27,213	13,542
Realized investment and other gains	132,418	32,134
Total revenue	$ 3,780,886	$ 3,015,359
Income (loss) before income taxes		
Property and casualty insurance		
Personal insurance	339,228	(35,556)
Commercial insurance	130,802	87,241
Investment	246,964	200,500
Total property and casualty insurance	716,994	252,185
Corporate and other	6,360	(57,354)
Realized investment and other gains	132,418	32,134
Total income before income taxes	855,772	226,965
Assets		
Property and casualty insurance	9,230,609	6,731,359
Corporate and other	432,515	175,426
Total assets	$ 9,663,124	$ 6,906,785
Goodwill acquired during the year		
Property and casualty insurance	$ 32,525	–
Corporate and other	14,229	–
Total goodwill acquired during the year	$ 46,754	–

22. FAIR VALUE DISCLOSURE

The fair value of financial assets and liabilities, other than investments and short securities (note 4), derivative financial instruments (note 5) and policy liabilities (note 6) approximates their book value due to their short-term nature.

23. SUBSEQUENT EVENT

Pursuant to the initial public offering, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005 for net proceeds of $129,230.

24. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Board of Directors

ING Canada is fortunate to draw upon the talents and guidance of a distinguished and knowledgeable Board of Directors. Members of our Board bring a great depth and breadth of experience that combines insight into ING Group with external perspective from their independent roles.



Yves Brouillette (3), (4)
Chief Executive Officer, ING Latin America



Claude Dussault (4)
President and Chief Executive Officer, ING Canada



Marcel Côté (3)
Senior Partner, Secor



Michael A. Mackenzie (1), (2)
Executive in residence, Schulich School of Business, York University



Robert W. Crispin (4)
Chairman and Chief Executive Officer, ING Investment Management LLC



Carol Stephenson (3)
Dean, Richard Ivey School of Business, University of Western Ontario



Eileen Mercier (1)
Corporate Director



Robert Normand (1), (2)
Corporate Director



Louise Roy (3)
Associate Fellow, Center for Interuniversity Research and Analysis on Organizations



Mark A. Tullis (2)
President, Institutional Businesses, ING U.S. Financial Services



David A. Wheat (4)
Executive Vice-President and Chief Financial Officer, ING Insurance Americas



J. Gordon Wicijowski (2)
Corporate Director

(1) Audit and Risk Review Committee (2) Conduct Review and Corporate Governance Committee
(3) Human Resources Committee (4) Investment Committee

Executive Officers

ING Canada's senior management team is a highly experienced group of insurance professionals. Each member of our team brings an average of 13 years' experience with ING and more than 15 years' experience in the insurance and financial services industry. A relatively flat organizational structure that emphasizes local knowledge of our regional markets keeps management close to the customer and responsive to the market's continually evolving requirements.



Claude Dussault
President and
Chief Executive Officer



Derek A. Iles
Executive
Vice-President



Donald K. Lough
Executive
Vice-President



Jacques Valotaire
Executive
Vice-President



Charles Brindamour
Executive
Vice-President



Michael Cunningham
Senior Vice-President
and Chief Financial
Officer



Claude Désilets
Senior Vice-President
and Chief Actuary



Françoise Guénette
Senior Vice-President,
Corporate and Legal
Services, and Secretary

Corporate Information

ING Canada Inc.
A holding company

ING Insurance Company of Canada
Provides personal and commercial insurance products across Canada

Allianz Insurance Company of Canada
Provides personal automobile and property insurance across Canada (policies formerly underwritten by Allianz will be rewritten on renewal by ING Insurance Company of Canada)

Trafalgar Insurance Company of Canada
Specializes in serving the personal insurance needs of those aged 50 plus in Alberta, Ontario and the Atlantic provinces

ING Investment Management, Inc.
An investment management company

Equisure Financial Network Inc.
A holding company having a minority interest in a network of independent brokers

181 University Avenue, 7th Floor
Toronto, Ontario M5H 3M7
Tel: 416-941-5151

ING Novex Insurance Company of Canada
Provides personal auto and property protection to employee groups, associations and affinity groups

600-5775 Yonge Street
Toronto, Ontario M2M 4J1
Tel: 416-228-2618

The Nordic Insurance Company of Canada
Services clients of the Ontario and Alberta Facility Associations

75 Eglinton Avenue East
Toronto, Ontario M4P 3A4
Tel: 416-440-1000

Belair Insurance Company Inc.
A direct distributor of personal auto, home and travel insurance

300-7101 Jean Talon Street East
Anjou, Quebec H1M 3T6
Tel: 514-270-1700

Wellington Warranty Company Inc.
Provides warranty products across Canada

2450 Girouard Street West
St-Hyacinthe, Quebec J2S 3B3
Tel: 450-773-9701

ING Wealth Management Inc.
A mutual fund dealer

1300-200 University Avenue
Toronto, Ontario M5H 4B8
Tel: 416-217-5900

Canada Brokerlink Inc.
A wholly-owned insurance broker serving Ontario and Alberta

1300-321 6th Avenue SW
Calgary, Alberta T2P 4W7
Tel: 403-269-7961

ING

BELAIR | direct

Shareholder Information

Financial Strength Rating (Insurance subsidiaries)

A.M Best A+ (Superior, 2nd highest of 15)

Toronto Stock Exchange Listing
Ticker Symbol: IIC.LV

2004 Annual Meeting
The Annual Meeting will be held on:
Date: April 19, 2005
Time: 10:00 a.m. EST
Place: Hartland Molson Theatre
Hockey Hall of Fame
BCE Place
30 Yonge Street
Toronto, Ontario
M5E 1X8

Institutional investors, security analysts and others who may want additional financial information can visit the Investor Relations section of the ingcanada.com web site, call 1-866-778-0774 or contact:

Brian Lynch
Investor Relations Consultant
(416) 941-5181
brian.lynch@ingcanada.com

For media inquiries, please contact:

Gilles Gratton
Director, Corporate Communications
(416) 217-7206
gilles.gratton@ingcanada.com

Version française
Il existe une version française du présent rapport annuel à la section Relations investisseurs de notre site Web ingcanada.com. Les parties intéressées peuvent obtenir une version imprimée en appelant au 1 866 778-0774 ou en envoyant un courriel à ir@ingcanada.com.

Transfer Agent and Registrar
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Toronto, Ontario M5J 2Y1
1-800-564-6253

Earnings Release Dates
February 17, 2005
May 12, 2005
August 11, 2005
November 10, 2005

Auditors
Ernst & Young LLP

Design
Haughton Brazeau Design Associates
Illustration
Jean Tuttle
Photography
Paul Orenstein Photography
Printing
Somerset Graphics Co. Limited

ING

Annual Information Form
ING Canada Inc.
March 29, 2005

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Unless otherwise specified, this Annual Information Form presents information as at December 31, 2004. All amounts in Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

ING Canada Inc. ("ING Canada" or the "Company") is a corporation incorporated pursuant to the *Canada Business Corporations Act* and serves as a holding company for our operating subsidiaries which operate principally in the Canadian property and casualty insurance market. We conduct business in all provinces and territories of Canada through the following subsidiaries: ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Belair Insurance Company Inc., Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc., Wellington Warranty Company Inc., ING Investment Management Inc. and ING Wealth Management Inc. Our registered and principal business office is located at 181 University Avenue, Suite 700, Toronto, Ontario M5H 3M7.

Intercorporate Relationships

The following chart illustrates the corporate structure of ING Canada as at December 31, 2004, together with the jurisdiction of incorporation of each of our material operating companies. Unless otherwise noted, all of our subsidiaries are wholly-owned.

ING CANADA INC.


ING Canada Inc.
(Canada)
Belair Insurance Company Inc.
(Quebec)
ING Insurance Company of
Canada (Canada)
ING Novex Insurance
Company of Canada (Canada)
The Nordic Insurance
Company of Canada (Canada)
Wellington Warranty
Company Inc. (Canada)
Allianz Insurance Company of
Canada (Canada)(3)
Trafalgar Insurance Company
of Canada (Canada)(3)
ING Investment
Management Inc.
(Canada)
ING Wealth
Management Inc.
(Canada)
Equisure Financial Network Inc.
(Canada)(1)
Canada Brokerlink Inc.
(Alberta)(2)(3)

(1) We own 49% of the common shares of Equisure Financial Network Inc. ("Equisure") and 100% of its preferred shares. The remaining 51% of its common shares are held by a broker. A shareholder agreement provides us with the right in certain circumstances to acquire the common shares of Equisure not owned by us. Equisure generally owns a direct 50% interest in its property and casualty insurance brokerages; in Quebec, Equisure indirectly owns up to 20% of property and casualty insurance brokerages.

(2) We own or have the right to acquire all of the issued and outstanding shares of Canada Brokerlink Inc.

(3) Held directly or indirectly through Allianz of Canada Inc. (incorporated in Ontario).

GENERAL DEVELOPMENT OF THE BUSINESS

Our business was founded in 1809 with the incorporation of our first predecessor company, The Halifax Insurance Company. Our business has been operated as an indirect wholly-owned subsidiary of ING Groep or its predecessors since 1959. Between 1988 and 2001, we successfully acquired and integrated ten property and casualty ("P&C") insurance businesses. As a result of both our acquisitions and organic growth, we have grown in terms of direct premiums written from the eighteenth largest P&C insurer in Canada in 1988 to the largest P&C insurer in Canada with an estimated market share of 11.5%, based on 2004 direct premiums written.

Our business is organized into two lines: personal and commercial insurance. Our principal insurance products are automobile, property and liability insurance, which we provide to individuals and small to medium-sized businesses across Canada. Based on direct premiums written in 2004, we are the largest P&C insurer in Quebec, Alberta, Atlantic Canada and British Columbia and the second largest in Ontario. We distribute our products through two channels: brokers and direct distribution. Our personal insurance business, representing 67.5% of our direct premiums written over the last twelve months ended December 31, 2004, consists of automobile and property insurance sold to individuals. Our commercial insurance business consists of automobile, property, liability, surety, marine and specialty coverage sold to small and medium-sized commercial clients. In addition to our P&C insurance operations, we have an investment management operation which provides investment management services with respect to approximately $6.8 billion of assets under management ("AUM") as at December 31, 2004, which includes invested assets of our P&C insurance subsidiaries of $6.2 billion.

Three Year History

In December 2001, we entered into an agreement with Zurich Insurance Company ("Zurich") to acquire its personal and small- and medium-sized commercial lines business, and in turn sold our large-sized commercial lines business to Zurich. We assumed policies in force with policy liabilities of $723.1 million as at December 31, 2001 and gained approximately 1,000 new employees who transferred to ING Canada as part of the Zurich acquisition.

The Company integrated the Zurich acquisition with our existing business over most of 2002. As a result of the acquisition, we increased direct premiums written by over $510 million. At the same time, our premium rates for commercial and personal automobile insurance increased significantly while claims costs on personal automobile insurance continued to escalate.

2003 was marked by a number of provincial regulatory reform initiatives in the personal automobile sector. The Company adapted and dealt with the impact of these reforms. Underwriting results in 2003 improved as the reforms began to impact results, however a more significant trend could be attributed to lower claims frequency, which resulted in reduced claim costs. The Facility Association (see below under the heading "Description of the Business – Facility Association") incurred a large loss in 2003 and, through our mandatory participation, the Company absorbed its proportionate share of the loss, which was in excess of $65 million.

In 2004, consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. ("Allianz Agreement") to acquire most of Allianz' operations in Canada for a purchase price of $370.0 million (the "Acquisition"). Included in the Acquisition were two insurance companies, Allianz Insurance Company of Canada ("AICC") and Trafalgar Insurance Company of Canada (the "Allianz Insurance Subsidiaries") which together were the thirteenth largest P&C insurance group in Canada with a 2.7% market share based on its 2004 direct premiums written of $797.6 million. Part of this ($193.5 million), referred to as the "Excluded Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz

AG. Pursuant to the Allianz Agreement, AICC agreed to enter into a series of transactions to transfer the Excluded Business to the Canadian branch of Allianz Global Risks U.S. Insurance Company ("AGR"), a subsidiary of Allianz AG. Pursuant to these transactions, (i) AICC has ceased to write and AGR has begun to write certain lines of business associated with the Excluded Business and AGR has offered employment to certain employees of Allianz of Canada Inc. ("Allianz Canada"); (ii) all assets related to the Excluded Business have been transferred to AGR and AGR has assumed all liabilities associated with the Excluded Business; (iii) various insurance and administrative services will be provided among AICC, Allianz Canada and AGR with technology services being provided by Allianz Canada to AGR. The services will be provided until no later than September 30, 2005 except for the technology services which will be provided until no later than December 31, 2005; (iv) Allianz Global Risks Rückversicherungs AG ("AGRR") will be responsible for the results of operations of the Excluded Business during the period between the closing of the Acquisition and the effective date of the transfer of the Excluded Business to AGR; and (v) certain leases have been assigned by AICC to AGR.

The Allianz Agreement provides that any after-tax profit and after-tax loss from the Excluded Business will result in an adjustment to the purchase price for the shares of Allianz Canada. The agreement further provides that we will be indemnified by Allianz AG and Allianz of America, Inc. for any loss and liability of any nature with respect to the Excluded Business during the period from the closing of the Acquisition to the transfer and assumption of the Excluded Business. If the agreement providing for the transfer of the Excluded Business from AICC to AGR is not executed, this indemnity will continue in force until the expiry of all liabilities of the Excluded Business in AICC.

The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of 50. We are integrating the acquired business into our operations over the next 12 to 18 months. Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink Inc. ("Canada Brokerlink"), which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The Allianz Agreement contains customary provisions, including representations and warranties regarding Allianz Canada, the Allianz Insurance Subsidiaries and Grey Power and Canada Brokerlink (the "Brokerage Subsidiaries"). As well, the Allianz Agreement contains covenants regarding the conduct of the business of Allianz Canada, the Allianz Insurance Subsidiaries and the Brokerage Subsidiaries during the period between the execution of the Allianz Agreement and the closing of the Acquisition.

The parties to the Allianz Agreement have agreed to indemnify each other for losses resulting from misrepresentations or breaches of warranty, covenants or obligations. The maximum amount either party may recover is subject to a limit, except with respect to the Excluded Business and certain taxes paid or payable in connection with the series of transactions transferring the Excluded Business to the Canadian branch of AGR. For further details, please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 under the section "Significant Transactions – Acquisition of Allianz".

The Company completed an initial public offering on December 15, 2004 (the "Offering"), pursuant to the filing of a supplemented prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised on January 13, 2005, for which 5,232,000 additional common shares were issued and net proceeds were received of $129.2 million.

We believe that several key factors will affect the P&C insurance industry in the next 12 to 24 months. Given the large contribution of automobile insurance to premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2003 and 2004 will either return to normal levels or lead to premium reductions in the coming 24 months. Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance.

Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels. Given the fragmented nature of the P&C insurance industry, we also believe that the pace of consolidation activity will accelerate.

DESCRIPTION OF THE BUSINESS

The P&C insurance industry provides insurance to both individuals and businesses covering automobile, personal and commercial property, general liability and other business lines of P&C insurance. In 2004, the P&C insurance industry recorded approximately $35.7 billion of direct premiums written and made total claims payments and provisions for claims of approximately $19.9 billion. Automobile insurance is the largest business line of the P&C insurance industry while property insurance represents the second largest business line of the P&C insurance industry.

The three primary distribution channels for the P&C insurance industry are brokers, direct distribution and captive agents. Brokers act as intermediaries with a number of P&C insurance companies on behalf of customers who wish to purchase P&C insurance and represent a significant majority of the P&C insurance industry's personal and commercial insurance premiums. The direct distribution channel is a method by which P&C insurance companies sell their insurance policies directly to customers without the use of an intermediary, primarily through the Internet and call centres. P&C insurers that use a captive agent distribution strategy employ a proprietary sales force that markets P&C insurance products exclusively for that insurer.

The financial performance of the P&C insurance industry is determined by two principal factors: (i) the level of premiums collected in relation to claims and operating costs paid; and (ii) the returns generated by investment portfolios held by insurers.

The P&C insurance industry is a mature market. From 1993 to 2000, the compound annual growth rate ("CAGR") of the P&C insurance industry's direct premiums written was 4.4%. In 2001, 2002 and 2003, the P&C insurance industry's direct premiums written grew by 12.7%, 17.6% and 16.0%, respectively, resulting in a CAGR of 7.6% for the period from 1993 to 2003. The industry experienced lower growth in 2004, with an increase in direct premiums written of 4.4%.

We believe that the P&C insurance industry's premium growth rates in 2001, 2002 and 2003 were unusually high. The industry is likely to experience little or no premium growth in the short-term as the market adjusts to recent rate increases and growth rates are likely to return to historical norms in the medium to long-term.

A key performance measure of the P&C insurance industry is the combined ratio. The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is the sum of claims and claims adjustment expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. The expense ratio is the sum of expenses including commissions, premium taxes and general and administrative expenses incurred, expressed as a percentage of net premiums earned.

In the eleven years preceding 2004, the P&C insurance industry's combined ratios remained above 100%. From 1997 through 2001, increases in the P&C insurance industry's combined ratios were primarily caused by rising losses which were not offset by price increases in the same period. Recently, the P&C insurance industry's combined ratios have improved significantly, reflecting regulatory changes and a shift toward increased prices, improved underwriting discipline, claims frequency, claims management and a focus on expense management. As a result, the P&C insurance industry's 2002 combined ratio improved to 105.8% from 111.0% in 2001, and further improved to 98.7% in 2003. The P&C insurance industry saw further improvement in 2004 with a combined ratio of 90.7%

The P&C insurance industry's returns on investment portfolios were severely impacted as interest rates fell to historic lows in recent years and equity markets declined from 2000 to 2002. However, as a result of a better combined ratio in 2004, the P&C insurance industry improved its performance, posting a return on equity ("ROE") of 18.1% for the year ended December 31, 2004.

Lines of Business

Personal Insurance

We are the largest personal insurance provider in Canada with $2.4 billion of direct premiums written in 2004. Over the last twelve months ended December 31, 2004, our personal insurance business accounted for 67.5% of our direct premiums written. Our primary coverages in personal insurance are personal automobile and property insurance.

Personal Automobile and Liability Insurance. Our personal automobile insurance business, with $1.7 billion of direct premiums written over the last twelve months ended December 31, 2004 and approximately 1.3 million insurance policies in force, provides coverage to our customers for liability, personal injury (or accident benefits) and damage to their vehicles. Liability insurance covers the payment of damages by insured persons who have caused bodily injury or property damage to third parties as a result of an accident. Personal injury insurance covers impaired earnings, medical, rehabilitation and attendant care resulting from injury, illness or death sustained by an insured person as a result of an automobile accident. Property (collision and comprehensive) insurance covers losses suffered by insured persons because of damage to, or loss of, their automobiles. Our coverage is also available for motor homes, recreational vehicles, snowmobiles and antique and classic cars.

Claims costs in automobile insurance are primarily a function of the frequency of accidents, the cost of medical care, the cost of automobile repair and replacement, and any cost of litigation associated with claims.

Personal Property and Liability Insurance. Our personal property insurance business, with $700.9 million of direct premiums written over the last twelve months ended December 31, 2004 and approximately 1.3 million insurance policies in force, covers individuals for fire, theft, vandalism and other damages to both residences and their contents as well as personal liability coverage. Most home policies in force in Canada are on a guaranteed replacement cost basis. Coverages are adjusted to specific segments of the market. The home market is segmented into standard homes, high-value homes and non-standard homes. The home market also includes coverage for tenants, condominium owners, non-owner occupied residences and seasonal residences.

Claims costs in property insurance are primarily a function of the frequency and severity of claims. The severity itself is highly influenced by inflation in building supplies, labour costs and household possessions. Most homeowners' policies offer, but do not require, automatic increases in coverage to reflect growth in replacement costs and property values.

The profitability and pricing of homeowners' insurance is also affected by the incidence of natural disasters, particularly severe winter storms, wind and hail, earthquakes and hurricanes. We use reinsurance to reduce our exposure to natural disasters.

Commercial Insurance

We are one of the largest commercial insurance providers in Canada with $1.2 billion of direct premiums written in 2004. Over the last twelve months ended December 31, 2004, our commercial insurance business accounted for 32.5% of our direct premiums written. Our commercial insurance products are marketed to small to medium-sized businesses and farms.

Commercial Automobile Insurance. Our commercial automobile insurance business, with $301 million of direct premiums written over the last twelve months ended December 31, 2004 and approximately 69,000 insurance policies in force, provides the same coverage as private passenger automobile insurance but for different types of risks. Commercial automobile insurance covers commercial vehicles, public vehicles, garage risks, fleets of private passenger vehicles and light trucks. Most of the vehicles insured by us are cars and light trucks.

Commercial Other Insurance. Our commercial insurance business also provides coverage to businesses for fire and related lines, commercial liability, surety, inland marine, multiple peril risks, premises liability and liability for products and operations as well as niche products (jewellers' block, furriers' block, hospitality risks and warranty coverages) and had $859.7 million of direct premiums written over the last twelve months ended December 31, 2004 with approximately 220,000 insurance policies in force. We have traditionally offered commercial property, liability and other insurance to a diversified group of small and medium-sized commercial clients. These clients are typically small businesses, commercial landlords, manufacturers and contractors.

Distribution and Marketing

We distribute our products through two channels: brokers and direct distribution. Brokers are our primary distribution channel, which accounted for 90% of our direct premiums written in 2004.

- *Brokers.* We conduct business with approximately 2,800 brokers across Canada. We believe that for these brokers, who act on behalf of the customer, the priorities are competitive pricing and responsive customer service for their clients. Our business success is predicated on continuing to provide competitive rates and products that are best suited for our target customers and to deliver consistently high levels of service to brokers. For certain brokers, we provide a technology platform that allows them to transact business with us, educate them on our products and engage in co-operative marketing. We may also assist brokers in providing a broader range of wealth management products. In 2000, ING acquired a network of P&C brokerages called Equisure Financial Network Inc. ("Equisure"). We subsequently sold approximately half of our equity interest in each of these brokerages in order to ensure that locally-based, customer-focused entrepreneurs direct these brokerages' activities. We believe that our commission structure for brokers has been consistent with standard practices in the P&C insurance industry. In 2004, we incurred total commissions of $614.4 million of which $493.4 million (approximately 14.7% of net premiums earned) represented basic commissions and $121.0 million represented contingent commissions (approximately

3.6% of net premiums earned). In addition, we have provided loans to certain brokers, including Equisure brokerages, to support the growth strategy of these brokerages or their succession planning requirements.

In October 2004, the Canadian Council of Insurance Regulators, an inter-jurisdictional association of regulators of insurance, and the Canadian Insurance Services Regulatory Organizations, an interjurisdictional association of regulators of insurance intermediaries across Canada, announced that they have established a committee to ensure a co-ordinated national approach to regulators' review of insurance practices regarding the relationship between insurance companies, brokers and other intermediaries. In addition, the Ontario government announced that it had reached an agreement in principle with the P&C insurance industry, whereby P&C insurers and brokers in Ontario will voluntarily improve disclosure of both basic and contingent commission payments. On November 12, 2004, the IBC revealed details of a plan to provide enhanced clarity and access to information regarding P&C insurance sales and services in Ontario. We continue to review our commission structure, financing arrangements with brokers and related matters, including disclosure, and intend to work with insurance regulators in Canada and industry participants with respect to these developments.

- *Direct Distribution.* Our direct distribution channel caters to customers who prefer to deal directly with us, without an intermediary. Belair Insurance Company Inc. ("BELAIR") is known for its state-of-the-art call centre technology and has been conducting business directly through the Internet with consumers in Quebec and Ontario since 1995, offering free quotes and online purchasing for automobile and home insurance. We market insurance directly to customers through BELAIR by contacting customers through mass media, telemarketing and direct mail campaigns. Products are marketed and sold mainly through the Internet and by phone through our call centres in Quebec and Ontario.

Affinity groups, such as employers and associations, are also a part of our customer base. We handle sales and services for these programs either through a sponsoring broker or through our call centre operations. A number of corporations market our product offerings to their employees. In addition, we have relationships with automobile associations and other affinity groups including alumni and professional associations across Canada that market our products to their members.

Reinsurance

We purchase reinsurance in order to control our exposure to losses and liability arising from the insurance risks that we write and to protect our capital resources. We cede a portion of our gross premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. The purpose of reinsurance is to improve risk diversification and to allow us to write more business.

All of our non-affiliate reinsurers were rated "A-" or higher by A.M. Best, a leading international insurance rating agency, at the time of entering into the reinsurance arrangements. Reinsurance recoverables related to our non-rated reinsurers, including our affiliate reinsurers, are substantially secured in the form of cash, letters of credit and/or assets held in trust accounts.

Pricing and Underwriting

Personal Insurance. We believe that pricing and underwriting are inextricably linked. The sophistication of pricing segmentation has a direct influence on the quality of risks that we will assume. Similarly, the sophistication of the risk selection process has a direct impact on the experience that is reflected in our pricing database and hence on our ability to segment and be competitive.

We enhance our competitive pricing position through disciplined claims and expense management. Over the last ten years, we have maintained a detailed proprietary database of our personal insurance business that is consistent across the provinces and territories. As a result of our size, this database allows us to have greater insight in the forecasting of expected claims severity and frequency. Our pricing is derived from frequency of claims, severity of claims, expenses associated with writing business, claims administration and settlement costs and costs of distribution channels through which the business is written.

The selection or underwriting process attempts to quantify the potential risks associated with a customer to determine the eligibility of that customer and the appropriate price that should be charged. This process is highly automated in order that brokers and underwriters can apply our underwriting guidelines as consistently as possible. We have developed sophisticated models to identify the relative profitability at the risk or policy level in order to provide brokers with additional guidelines to encourage business with the highest expected profitability.

Commercial Insurance. As in personal insurance, product pricing in commercial insurance is generally developed to provide for expected claims frequency and severity in the period when the rates will be in effect. Product pricing takes into account the expenses associated with writing business as well as claims administration and settlement expenses. Our pricing strategy also incorporates the cost of capital required to support the business being written.

We have a disciplined approach to underwriting and risk management in commercial insurance with an emphasis on profitability. Our focus on small and medium-sized businesses has allowed us to standardize our underwriting criteria and pricing based on industry classifications.

Claims Management

Our claims management objective is to provide efficient, high quality claims service to our customers while controlling claims administration costs and reducing the incidence of fraud. We believe that this can best be achieved by our internal claims staff who are trained to apply our claims management practices.

In 2004, 97% of our claims were handled to completion by our internal claims personnel, without the involvement of an external claims adjuster. We believe this results in the desired effect of consistent application of our claims policies and procedures, as well as lower aggregate claims costs and related claims administration costs.

In order to benchmark and evaluate our performance, we seek feedback from claimants annually with respect to satisfaction of our claims handling procedures. Based on this feedback for 2004, over 90% of claimants responding to the survey were satisfied with the claims process and the payments that they received. We believe that the results of this survey are representative of the satisfaction of our claimants. Our staff recognizes that timely resolution of claims is a service valued by our clients and contributes to our success and reputation. In 2003, to demonstrate our commitment to efficiency, we launched a claim service guarantee initiative, whereby we promise a response within 30 minutes after a claim is reported. If we fail to respond within 30 minutes, we pay the customer an amount up to $1,000 (not to exceed the annual premium paid by the customer).

General claims handling is administered by our approximately 1,500 claims professionals located across Canada. The claims handling process includes receipt of notice of loss, coverage verification, reserving for the ultimate potential loss, investigation of circumstances surrounding the claim, assessment of damages, settlement or refusal of settlement as appropriate, payment, completing salvage operations and recuperating under subrogation or reinsurance where applicable. The key elements of our management process are our comprehensive claims handbooks, our numerous technical training programs and our quality review processes. We have designed systems and processes that ensure on-going monitoring, measurement and control of all aspects of the claims resolution process, from the time we receive the notice of loss to the final claim settlement.

We also have a national claims operation which:

- establishes our strategic direction with respect to claims and policies on issues that are common to all regions and distribution channels; and
- further develops our core competencies and best practices in claims.

The national claims operation negotiates suppliers' agreements, establishes training courses, updates claims manuals, establishes and monitors a consistent reserving approach, conducts operational audits, champions system development and enhancements and establishes strategies to control loss costs, including internal and external adjustment expenses.

Most of our claims professionals are regionally based. Their role is to manage the day-to-day operations relating to claims. We believe that this allows us to respond to the customer in a timely manner when a claim situation arises. All of our adjusters have authority limits— magnitudes of claims that they are qualified to process — commensurate with the adjusters' respective level of experience. These authority levels are reviewed on a regular basis and adjusted if warranted.

We manage a large number of claims in the normal course of business. A number of outstanding claims present common issues faced by the P&C insurance industry as a whole, such as total loss deductible, aftermarket parts, ice storm and environmental contamination claims. These insurance claims are managed by the claims department on a day-to-day basis. Reserves are established and adjusted by the claims department and reviewed by our internal and external auditors and our actuarial, legal and finance departments. If these claims are derived from insurance policies that are covered by reinsurance treaties, the risk to us is limited to the net retention of the insurance risks and the credit rating of the reinsurer.

Facility Association

As a condition of providing automobile insurance in Canada, our insurance subsidiaries are required to participate in the Facility Association in all provinces and territories except Quebec. The Facility Association consists of mandatory pooling arrangements with all industry participants and provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase coverage from private insurers. The policies written in the Facility Association are processed and managed by a small number of insurance carriers which receive expense reimbursement for administering the policies. We are one of several carriers that manage the Facility Association's policies. All underwriting results and investment income resulting from the business processed by these carriers are then pooled and assumed by all industry participants according to their automobile insurance market share.

The size of the Facility Association across jurisdictions varies over time in relation to the profitability of automobile insurance markets as well as the capital available to private insurers. As profitability has been poor in automobile insurance across most jurisdictions (except Quebec) in the last three years, the Facility Association's premiums grew to an unprecedented level, exceeding $1 billion in direct premiums written in 2003, but decreased to $850 million in 2004.

As the Facility Association was unable to increase price levels as fast as claims costs increased, it suffered losses exceeding $500 million in 2003, largely as a result of claims in Ontario. Due to regulatory reforms and significant rate increases in 2003 and 2004 that helped reduce the number of risks placed into the Facility Association, however, it produced a $350 million profit in 2004.

Competitive Conditions

The P&C insurance industry is highly competitive. In each business line, the market is highly fragmented and there are typically numerous industry participants competing. Our competitors include both foreign and domestic insurers as well as large national insurers, government automobile insurers, smaller local insurers and mutual and co-operative insurers. In 2004, the top five insurers accounted for only 34.2% of the direct premiums written for the private P&C insurance industry. We believe that the P&C insurance industry will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, distribution channels, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. The regional competitive landscape varies slightly from the national picture.

In this competitive environment, ING Canada is the largest P&C insurance company in Canada based on 2004 direct premiums written. We have developed underwriting and pricing policies that have been demonstrated to be effective over time. As well, we are a financially sound company with an efficient capital structure that has delivered consistent returns. Since 1988, we have successfully acquired and integrated ten businesses (not including Allianz Canada), which we acquired on December 8, 2004), realized synergies and enhanced our operational efficiency and underwriting expertise. We conduct our business in all provinces and territories of Canada and distribute our products and services through P&C insurance brokers and direct distribution. Our senior management team has an average of over 15 years in the P&C insurance industry and has been with us for an average of ten years.

Intangible Properties

The international reputation of ING Groep N.V. ("ING Groep") for financial services expertise is well recognized in Canada and has a positive effect on our ability to attract a significant percentage of personal and commercial lines business handled by established brokerages. Through the Trademark License Agreement between ING Groep and ING Canada, we are able to use ING Groep's internationally recognized trademarks in furtherance of our business. In addition, in the direct personal lines distribution channel, BELAIR has developed a strong reputation among consumers in Quebec and Ontario.

Economic Dependence

Trade-Mark Licence Agreement

Under the Trade-Mark Licence Agreement dated as of December 15, 2004 between ING Groep and ING Canada, ING Groep granted to the Company a non-exclusive licence to use the ING brand, which includes the ING trade-marks, trade names, graphics, logos and domain names of ING Groep in consideration for a one-time non-refundable licence fee of one hundred dollars ($100.00). The Company is also entitled to sub-licence the use of such marks to the members of our distribution channel on such terms and conditions as ING Groep may determine from time to time. The licence will terminate, subject to a 12 month transition period (or such longer period as may be agreed to between us and ING Groep), upon the earlier of the date that (i) we notify ING Groep that we and all sublicensees intend to cease using the ING brand with no intention of resuming use, (ii) ING Groep notifies us to cease using the ING brand, or (iii) ING Groep ceases to beneficially own at least one-half of the outstanding Common Shares of the Company. In addition to the foregoing, either party may terminate the Trade-Mark Licence Agreement at any time on written notice to the other party in the event of a material breach of the licence provisions by the other party which has not been cured to the reasonable satisfaction of the non-breaching party within 120 days of the written notice. The Trade-Mark Licence Agreement will also terminate in the event of our insolvency or bankruptcy.

Environmental Policies

The Company respects the earth's finite resources, as evidenced by its inclusion as a guiding principle of the ING Canada Code of Conduct. Further, as part of ING Groep, the Company participates in group-level environmental discussions and initiatives. ING Groep's environmental management policy is built on a two-pronged, internal and external, approach designed to promote environmental protection. Its external policy is aimed at anticipating developments in the environmental field related to commercial services and the professional management of environmental risks. Internally, the policy is aimed at controlling any environmental burdens caused by ING itself. Furthermore, it is ING Groep's policy to observe all relevant laws and regulations related to the environment.

Employees

As at December 31, 2004, ING Canada had approximately 6,500 full-time equivalent employees.

Investment Management

Substantially all of our investment portfolio is managed by ING Investment Management Inc. ("IIM"). IIM also provides investment management services to our employee pension plans and our mutual funds.

As at December 31, 2004, IIM had aggregate AUM of approximately $6.8 billion of which $6.2 billion was managed on behalf of our P&C insurance subsidiaries. Of the aggregate AUM, IIM managed $4.4 billion, $1.3 billion and $1.1 billion in fixed income, common equity and preferred equity, respectively.

Investment Philosophy and Strategies

Our overall investment philosophy stresses preservation of capital, management of market liquidity, diversification of investment strategy and market risks, capital optimization and taxation effects in order to provide long-term value. Absolute and relative value of investments is taken into account in the formation of our investment strategies and portfolios. All public securities portfolios are managed against total return benchmarks. We seek to leverage our core investment capabilities in the management of a range of asset portfolios. In addition, we seek to leverage strong local knowledge of capital markets opportunities and enhance these skills with global resources and perspective provided by ING Groep.

Investment strategies are evaluated based on the relative attractiveness of a given asset category after taking into account tax, regulatory capital, risk expectations, and other material influences. The strategic asset allocation targets are established based on the availability of certain asset types, portfolio management expertise available to manage these assets, the long-term risk and return characteristics of sectors and the interaction of the overall investment portfolio with the liability characteristics.

IIM has two primary investment teams, which focus on fixed income securities and equity securities (including preferred shares), respectively. Within the equity team, smaller groups focus on different investment strategies. Although the fixed income and equity teams are focused on the two primary markets, our investment process encourages sharing of insights on issuers, communication about market trends and building investment outlooks founded on a common economic outlook. In all cases, our investment process is oriented towards providing incremental returns through active portfolio management. The performance of our investment teams is measured against total return benchmarks.

Fixed Income Securities. It is our objective to maintain a well diversified fixed income portfolio. Our internal guidelines govern the amount of credit risk we accept in the portfolio.

Generally, the aggregate rating of the fixed income portfolio is maintained at "A+" or higher by Standard and Poor's ("S&P"). For the investments made in money market instruments, the lowest permitted rating is "R-1" (low) or "AA" by S&P. With investments in government bonds, provincial securities, corporate bonds, asset-backed securities, including mortgage securities, and selected private placements and secured commercial mortgages, credit risk is spread across a broad range of issuers, structures and industries. Fixed income securities are selected based on fundamental value in the context of the general economic outlook, new issuance expectations, and overall market supply and demand forces for specific securities. Relative value between yield curve exposure, credit ratings diversification and aggregate rating composition along with sector allocation are factors we take into account in the management of the portfolios.

Equity Securities. Within the broad equity category, we pursue a range of different strategies. We use the "Growth at a Reasonable Price" methodology as the base philosophy underlying our equity investment processes. This strategy seeks to balance growth opportunities and fundamental value oriented focus. We believe in a fundamental-driven investment strategy where macroeconomic events and developments provide the framework for security-specific implementation. We focus on equity characteristics, variables and ratios we believe will identify stocks positioned to outperform in the near and medium-term. We then focus our analysis and research on specific equities that meet our preferred profile.

For the assets supporting the P&C insurance business, the major strategies include, as at December 31, 2004, a preferred share portfolio of $1.1 billion, a dividend rollover portfolio ("DROP") of $802.9 million and a market neutral program of $42.1 million— long exposure. The preferred shares portfolio seeks to provide an attractive after-tax return on a capital and risk adjusted basis. We consider our exposure to preferred shares to be a mix of both fixed income and equity market exposure. We seek to diversify our exposure across industries and companies. The average quality of the portfolio is maintained at "P2" or higher by S&P. Investments are made in retractable (callable), fixed/reset, floating and perpetual securities. We seek to employ rigorous, bottom-up fundamental analysis in constructing our preferred share portfolio as we do in our other equity portfolios. We also strive to optimize the tax implications of owning these investments. The DROP focuses on high-dividend and special dividend paying stocks and seeks to capture favourable after-tax income from these shares. The market neutral program is a long/short equity strategy. The expectation is to provide an attractive absolute level of total return irrespective of market conditions. Daily monitoring of all constraints and predetermined stress tests occurs in this portfolio.

Benchmarks and Performance

Our investment benchmarks are representative of the risk/return profile considered appropriate to support our liability profile. Although we emphasize the total return of the investment portfolio, a variety of business variables affect the ongoing management of the assets. The overall benchmark for the P&C insurance subsidiaries portfolio is a blend of the underlying benchmarks for each asset sector. The benchmarks for the preferred shares and DROP portfolios are constructed to meet the quality, diversity and liquidity needs of the business. Performance figures for our P&C insurance subsidiaries' portfolios are measured on an after-tax total return basis. For the P&C insurance subsidiaries and pension portfolios, the investment performance is as follows:

	Annual Returns	
	2004	Last Three Years
Our P&C Insurance Subsidiaries[1]		
Total	**6.53%**	**6.84%**
Fixed Income	4.72%	5.03%
Canadian Preferred Equity	5.93%	7.62%
Canadian Common Equity	14.64%	13.74%
Our Employee Pension Plans		
Total	**12.38%**	**10.38%**
Fixed Income	7.59%	8.05%
Canadian Common Equity	19.72%	16.91%
U.S. Common Equity	13.34%	N/A[2]
International Common Equity	10.50%	(3.07)%

(1) Excludes commercial mortgages and privately placed securities. Returns are after-tax.

(2) U.S. Common Equity has not been part of the investment portfolio of our employee pension plans over the entire duration of this period.

Our Mutual Funds

We also manage a range of fixed income and equity mutual funds. Of total mutual fund assets of $380.9 million as at December 31, 2004, $255.6 million was managed by IIM and $125.3 million was sub-advised by affiliates of IIM. Each fund is managed in accordance with its investment objective and strategies and investment restrictions and practices prescribed by Canadian securities regulatory authorities.

Reorganization

Prior to the Offering on December 15, 2004, ING Canada was a wholly-owned subsidiary of ING Canada Holdings Inc. ("ING Holdings"), which in turn was a wholly-owned subsidiary of ING Insurance International B.V. ("ING International"). Prior to the closing of the Offering, the outstanding share capital of ING Holdings was reorganized and a portion of capital stock redeemed in exchange for promissory notes payable to ING International and all of the issued and outstanding preferred shares of ING Holdings that were held by ING International were redeemed in exchange for promissory notes in the aggregate principal amount of $687.8 million. Following the redemption of the preferred shares and prior to the closing of the Offering, ING Holdings and ING Canada amalgamated under the *Canada Business Corporations Act* with the amalgamated corporation named "ING Canada Inc.". The authorized share capital of the amalgamated corporation is as described under the section entitled "Description of Capital Structure" below.

RISK FACTORS

If we are unable to implement our strategy or operate our business as we currently expect, our results may be adversely affected.

In order to seek profitable growth and maximize shareholder returns, we intend to invest significant resources in expanding our core businesses and implementing our strategies which we describe in the Supplemental PREP Prospectus of December 9, 2004 of ING Canada ("our Prospectus"), p. 6-7: "Our Business— Our Strategy". We cannot assure you that we will continue to succeed in implementing our strategies. We may experience difficulty in executing our strategies because of, among other things, increased competition, difficulty in developing and introducing new products, adverse economic conditions and changes in regulatory requirements. Any of the above could have a material adverse effect on the success of our strategies.

If actual claims payments exceed our reserves for losses and loss adjustment expenses, we may be required to establish additional reserves which may adversely affect our financial condition and results of operations.

Our success depends upon our ability to accurately assess the risks associated with the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are our estimates of what we expect to be the ultimate cost of resolution and administration of claims. These estimates are based upon various factors, including:

- actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- judicial theories of liability;
- variables in claims handling procedures;
- economic factors (such as inflation);
- judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and
- the level of insurance fraud.

Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

We continually refine our reserve estimates in an ongoing process as claims are reported and settled. Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and loss adjustment expenses experience:

- the amounts of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including inflation.

Actual losses and loss adjustment expenses we incur under insurance policies that we write may be different from the amount of reserves we establish. To the extent that actual losses and loss adjustment expenses exceed our expectations and the reserves reflected on our financial statements, we will be required to reflect those changes by increasing our reserves. In addition, government regulators could require that we increase our reserves if they determine that our reserves were understated in the past. When we increase reserves, our pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition, increasing or "strengthening" reserves causes a reduction in our insurance subsidiaries' surplus and could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies.

Our investment performance may suffer as a result of adverse capital market developments or other factors, which could in turn adversely affect our business, financial condition and results of operations.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2004 and 2003, net investment income and net realized investment and other gains accounted for approximately 10.5% and 8.1%, respectively, of our consolidated revenue. A significant decline in yields in our investment portfolio or a significant reduction in the value of the securities that we own could have a material adverse effect on our business, results of operations and financial condition. In addition, due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing securities.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. In addition, the equity portion of our invested assets is subject to the risk, among others, that the financial condition of issuers in which we invest may become impaired or that the general condition of the stock market deteriorates.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly. We may alter our investment policy at an inopportune time which could result in a material underperformance of the investment portfolio as compared to historic results.

The P&C insurance industry is cyclical, and we expect to experience periods with excess underwriting capacity and unfavourable pricing.

Historically, the results of companies in the P&C insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

- competition;
- availability of capital to support the assumption of new business;
- rising levels of actual costs that are not foreseen by companies at the time they price their products;
- volatile and unpredictable developments, including unnatural, weather-related and other natural catastrophes or terrorist attacks;
- changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;
- changes in insurance and tax laws and regulation as well as new legislative initiatives;
- general economic conditions, such as fluctuations in interest rates, inflation and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts; and
- general industry practices.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation;
- changes in laws which could limit the use of used or like kind and quality after-market parts or compel compensation for alleged diminution in value notwithstanding repair of the vehicle;
- changes in other laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures; and
- privacy and consumer protection laws that prevent insurers from assessing risks or factors that have a high correlation with risks considered, such as credit scoring.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized generally by lessening competition, stricter underwriting standards and increasing premiums rates. Our profitability tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Our business is heavily regulated and changes in regulation may reduce our profitability and limit our growth.

As an insurance company, we are subject to numerous laws and regulations in various jurisdictions. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial and territorial insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on types of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers, agents and brokers;
- limitations on dividends and transactions with affiliates; and
- regulatory actions.

In addition, these laws and regulations typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition including, on an annual basis, the aggregate amount of contingent commissions paid and general business operations. We could be subject to regulatory actions, sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business or significant penalties, which could adversely affect our results of operations and financial condition. In addition, any changes in laws and regulations, including the adoption of consumer or other initiatives regarding contingent and other commissions, rates charged for automobile or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

Our business is subject to risks related to litigation and regulatory actions.

In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

- disputes over coverage or claims adjudication;
- disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;
- disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;
- disputes relating to customers regarding the ratio of premiums to benefits in our various business lines;
- disputes with taxing authorities regarding our tax liabilities; and
- disputes relating to certain businesses acquired or disposed of by us.

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses.

We may be subject to governmental or administrative investigations and proceedings in the context of our highly regulated sectors of activity. We cannot predict the outcome of these investigations, proceedings and reviews, and cannot assure you that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction and the price of the Common Shares.

The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We also may be negatively impacted if another one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity, including publicity resulting from the recent developments in the United States described above, may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The P&C insurance industry is highly competitive, and we believe that it will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. We compete with a large number of domestic and foreign insurers. These companies sell through various distribution channels, including brokers and agents who sell products exclusively for one insurer and directly to the consumer. We compete not only for business and individual customers, employers and other group customers but also for brokers, other distributors of investment and insurance products.

In addition, we may not be aware of other companies that may be planning to enter the insurance market or existing insurers that may be planning to raise additional capital. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. We cannot assure you that we will be able to achieve or maintain any particular level of direct premiums written in this competitive environment.

Brokers that sell our products sell insurance products of our competitors. Such brokers may choose not to sell our products.

We distribute our products primarily through a network of brokers. These brokers sell our competitors' products and may stop selling our products altogether. Strong competition exists among insurers for brokers with demonstrated ability to sell insurance products. Premium volume and profitability could be materially adversely affected if there is a material decrease in the number of brokers that choose to sell our products. In addition, our strategy of distributing through the direct channel may adversely impact our relationship with brokers who distribute our products.

We may be unable to successfully pursue our acquisition strategy.

In executing our growth strategy, we intend to continue to expand our operations and business in part by acquiring additional P&C insurance businesses. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into our operations. Furthermore, acquisitions, including the Acquisition, may involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that acquired businesses will achieve the anticipated revenues, income and synergies. Acquisitions could also result in potentially dilutive issuances of equity securities. Failure on our part to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

If we experience difficulties in integrating Allianz Canada's business with our existing businesses, our results may be adversely affected.

Achieving the anticipated benefits of the Acquisition will depend in part upon whether we can integrate Allianz Canada's business in an efficient and effective manner. The Acquisition involves the integration of two companies that have previously operated independently of each other, and the successful integration of Allianz Canada's business may result in a diversion of management's attention for a period of time. We may not accomplish the Acquisition integration process promptly or successfully. If we are unable to promptly and successfully integrate Allianz Canada's operations, the anticipated benefits of the Acquisition may not be realized.

Our results may be adversely affected if we fail to achieve the cost savings anticipated from the Acquisition.

Our rationale for the Acquisition is, in part, predicated on our ability to realize cost savings. Achieving these cost savings is dependent upon a number of factors, many of which are beyond our control. An inability to realize the full extent of these cost savings, or any of the other anticipated benefits of the Acquisition, as well as any delays and business interruptions encountered in the transition process, could have an adverse effect upon our revenues, level of expenses, operating results and financial condition.

Uncertainties associated with the Acquisition or our role as the new owner of Allianz Canada may cause Allianz Canada to lose customers or employees, and could adversely affect our business and financial results.

Customers may, in response to the Acquisition, delay or defer decisions concerning their purchase or renewal of Allianz Canada's products or services because of uncertainties related to the Acquisition or because Allianz Canada will no longer be associated with Allianz AG. In addition, the success of the integration of Allianz Canada's business will depend in part upon our ability to retain key employees of Allianz Canada. Competition for qualified personnel can be very intense. Key employees of Allianz Canada may depart or choose not to sell its products because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company. Any of these matters could have an adverse effect on our business, results of operations or financial condition.

ING Groep will substantially influence our direction and operations and may have interests that differ from those of our other shareholders.

Subsequent to the exercise in full of the Over-Allotment Option on January 13, 2005, ING Groep directly or indirectly owns approximately 70% of the outstanding Common Shares. Consequently, ING Groep is in a position to determine the outcome of corporate actions requiring shareholder approval, including: electing certain members of our board of directors; adopting amendments to our constating documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of our assets. ING Groep is also in a position to prohibit us from carrying on business in jurisdictions outside of Canada. On December 15, 2004, ING Canada entered into a Co-operation Agreement with ING Groep which provides, among other things, that for so long as ING Groep holds not less than one-third of our outstanding Common Shares, we may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds, without the prior written approval of ING Groep. In addition, ING Groep holds a Special Share, which entitles ING Groep to elect a specified number of directors to our board, which initially will comprise five of our 12 directors, one of whom must be appointed our Chief Executive Officer. Accordingly, ING Groep has significant influence over our ongoing business and operations, both as a shareholder and as a party to the Co-operation Agreement, even after it ceases to own or control a majority of our Common Shares. For further details, please refer to the section entitled "Relationship with ING Groep" below.

In addition, ING Groep has provided us, and will continue to provide us, with certain services. The terms of these arrangements have been negotiated between us and ING Groep and may not necessarily reflect terms that we or ING Groep would agree to with an independent third party. Certain of these arrangements may be disadvantageous to us. For further details, please refer to the section entitled "Relationship with ING Groep" below. Certain of our directors are also directors or officers of ING Groep or certain of its subsidiaries. Conflicts of interest could arise between us and ING Groep or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours us.

ING Groep has advised us that it intends to retain control of us and does not currently intend to pursue any action that would cause its holding of Common Shares to be reduced such that it would not retain such control. In order to retain control, ING Groep may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in Common Shares or the then market price of the Common Shares. We do not have any control over any decision that ING Groep may make in the future regarding its continued ownership of Common Shares.

Our profitability and ability to grow may be adversely affected by our mandatory participation in the Facility Association in Canada's automobile insurance markets.

As a condition to the ability to conduct business in Canada's automobile insurance markets, our insurance subsidiaries are required to participate in the Facility Association that covers most of the provinces and territories. For further details, please refer to the section entitled "Description of the Business — Facility Association" above. Facility Association losses, an increase in the number of policyholders captured in the Facility Association, or changes in the pooling arrangement could reduce the profitability of our insurance subsidiaries in any given period or limit the ability of our insurance subsidiaries to profitably grow the business.

Terrorist attacks and ensuing events could have an adverse effect on our financial results and financial condition.

We may have exposure to losses resulting from acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict the occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

In addition, any future acts of terrorism would significantly adversely affect general economic, market and political conditions, potentially increasing some of the other risks to our business discussed in this section.

The occurrence of severe catastrophic events may have a material adverse effect on our financial results and financial condition.

Our insurance operations expose us to claims arising out of catastrophes. We have experienced, and expect in the future to experience, catastrophic losses that may materially reduce our profitability or harm our financial condition.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Unnatural catastrophic events include hostilities, terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of P&C insurance lines. For example, the ice storm in Eastern Canada in 1998 caused P&C insurance losses in several lines of business, including business interruption, personal property, automobile and commercial property.

Claims resulting from natural or unnatural catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected.

We may experience an abrupt interruption of activities caused by unforeseeable and/or catastrophic events. Our operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans cannot be put into action or do not take such events into account, losses may further increase.

If we are unable to maintain our current financial strength ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Independent third party rating agencies assess and rate the financial strength of insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Financial strength ratings are used by insurers and insurance brokers as an important means of assessing the financial strength and quality of insurers. We may not maintain our financial strength ratings from the rating agencies. Please refer to the section at p. 33 in our Prospectus entitled "Our Business — Ratings" for further details. Any rating downgrade could result in a reduction in the number of insurance contracts we write and in a significant loss of business, as such business could move to other competitors with higher ratings, thus causing premiums and earnings to decrease.

We may not be able to successfully alleviate risk through reinsurance arrangements, which could cause us to reduce our premiums written in certain lines or could result in losses.

We use reinsurance to help manage our exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our premium volume and profitability. Many reinsurance companies exclude certain coverages from, or alter terms in, the policies that we purchase from them. For example, following the terrorist attacks of September 11, 2001, certain reinsurers excluded coverage for terrorist acts or priced such coverage at prohibitively high rates. These gaps in reinsurance protection expose us to greater risk and greater potential losses and could adversely affect our ability to write future business.

We bear credit risk with respect to our reinsurers and we purchase a significant portion of our reinsurance from an unrated and unlicensed reinsurer.

Our reinsurance arrangements are with a limited number of reinsurers and, as of December 31, 2004, approximately 3.9% of our ceded policy liabilities were to ING Re, one of our affiliates, which is rated "AA" by S&P and is not licensed in Canada. This increases a potential adverse effect on our results of operations if one or more of our reinsurers is unable to meet its financial obligations. Although all of our non-affiliate reinsurers were rated "A-" or higher by A.M. Best at the time of entering into the reinsurance arrangements, these ratings are subject to change and may be lowered.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers. We cannot ensure that our reinsurers will pay all reinsurance claims on a timely basis or at all. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible.

The inability to collect amounts due to us under reinsurance arrangements would reduce our net income and cash flow, and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Because we are dependent on key employees, the loss of any of these employees or our inability to retain other key personnel could adversely affect our business.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

General economic, financial market and political conditions may adversely affect our business and profitability.

Our businesses and profitability may be materially adversely affected from time to time by general economic, financial market and political conditions such as those occurring after the September 11, 2001 terrorist attacks as discussed above. In periods of economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, individuals and businesses may choose not to purchase insurance products, may permit existing policies to lapse, or may choose to reduce the amount of coverage purchased. In addition to the demand for our insurance products being adversely affected, our reserves and provisions would likely increase resulting in lower earnings. General inflationary pressures may affect the costs of medical care, automobile parts and repair, construction and other items, increasing the costs of paying claims.

As a holding company, we are dependent on the results of operations of our subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations or assets of our own, our principal sources of funds are dividends and other distributions as well as loans from our subsidiaries. Canadian insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in our insurance subsidiaries. These restrictions affect the ability of our insurance subsidiaries to pay dividends and use their capital in other ways. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Risk Management

We have established comprehensive risk management and internal control procedures designed to manage and monitor various risks in order to protect our business, clients and shareholders. Our risk management efforts aim to avoid risks that could materially impair our financial position, accept risks that contribute to sustainable earnings and growth and disclose these risks in a full and complete manner. Our board of directors is responsible for overseeing our risk-taking activities and risk management programs.

Our board of directors has established the following committees to ensure that risks are being properly measured, monitored and reported:

- *Audit and Risk Review Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. In addition to its audit committee functions, which include the review of the financial information and the monitoring of the internal controls, this committee reviews trends and key risk positions and exposures, risk management programs, practices and internal controls and compliance with key operational risk policies and limits.

- *Conduct Review and Corporate Governance Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. This committee reviews, approves or makes recommendations to our board of directors with respect to related party transactions, compliance and market conduct programs and policies, including the resolution of conflicts of interests, and restrictions on use of confidential information.

- *Risk Management Committee:* This committee is composed of six of our senior officers and is chaired by a senior officer designated by our board of directors. It meets monthly and oversees and endorses our global risk management priorities, assesses the effectiveness of risk management programs, policies and actions of each key critical function of our business and reports on an ongoing basis to the Chief Executive Officer, quarterly to the audit committee, and at a minimum annually to our board of directors. The committee evaluates our overall risk profile, aiming for a balance between risk, return, and capital, and determines policies concerning security and information technology risk, compliance, regulatory, legal and litigation issues, crisis and business continuity risks and reputational risk as well as management information systems. The committee is mandated to: (i) identify risks that could materially affect our business; (ii) measure risks and their financial and other impact, such as reputational; (iii) monitor risks; and (iv) avoid risks if they are not in line with the risk tolerance level determined by our board of directors. This committee uses a number of tools and processes to identify and assess the risks that could affect us. The main tools are the R&CSR (Risks and Control Self-Assessment Report), through which the risk profile of a specific business unit is established and then measured, and the key risk indicators which are a strategic tool for proactive and continuous monitoring of identified risks.

In addition, the Chief Executive Officer is directly accountable to our board of directors for all of our risk-taking activities and risk management programs and is supported by the Chief Financial Officer and the Senior Vice-President, Corporate and Legal Services, who act as Co-Chief Risk Officers, as well as the senior management committee which reviews findings of the risk management committee and takes action accordingly.

The following sets out the principal risks we have identified and the strategies adopted to manage them:

- *Strategic Risks:* We face many strategic challenges, including ongoing management and development of our products, services and relationships with our distribution networks and insureds. We manage these risks through formal processes and approvals which include:
    - obtaining our board of directors' final approval of the medium term plan, which provides for strategic planning and capital allocation, and includes risk management analysis;
    - reviewing of the financial and operational reports by the audit and risk review committee and our board of directors on a quarterly basis;
    - having each of our business units develop detailed business plans, which are then executed by local management;

- having each significant acquisition reviewed by our board of directors and the majority shareholder; and
- developing and maintaining high standards of conduct through distribution of our Code of Conduct, and ING Business Values to all new employees and periodical reminders of same to all employees, together with training sessions.

- *Operational Risks:* Operational risks are the risks of loss resulting from inadequate or failed internal processes, systems failures or human performance failures. The main operational risks relate to our inability to design and price our products properly, retain our distribution networks, manage our information properly and recuperate amounts due by our reinsurers.

- *Investment Risks:* Our investment risks are derived from three main sources: (i) investment risks that result from price volatility, interest rate changes, default, deterioration of credit rating or creditworthiness, adverse movements in foreign currency rates and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands; (ii) we bear the credit risk of our reinsurers in case they become unable to meet their financial obligations; and (iii) the risk of loss due to inability or unwillingness of our brokers to whom we lend money to repay amounts due.

  To alleviate such risks, we have adopted an investment philosophy aimed at preserving capital and investment policies that set investment limits in each category of acceptable investments and that fix minimum ratings for each type of investment. These investment policies and guidelines are applied by IIM and are closely monitored by an investment committee that reports to our board of directors at each of its regular meetings. Please refer to the section entitled "Description of the Business – Investment Management – Investment Philosophy and Strategies" above.

  Reinsurers are selected based on their financial strength ratings, business practices and the price of their product offerings. All non-related reinsurers must be rated "A-" or higher by A.M. Best at the time of entering into reinsurance agreements with us, in addition to providing collateral under reinsurance agreements if they are not licensed in Canada. Reinsurance agreements and reinsurers are closely monitored on a continuing basis. Please refer to the section entitled "Description of the business – Reinsurance" above.

  Broker loans are managed by officers in each of the three main regions: they negotiate the loans and equity participation with selected brokerages to which we lend money or in which we take a co-ownership position. Standard agreements are used for this purpose and contain general security and supervision clauses. These officers monitor the financial situation of these brokerages.

- *Market Conduct Risks:* We are subject to numerous laws and regulations in all the jurisdictions in which we operate. Failure to respect all laws and regulations, or failure to identify such laws and regulations and their impact on our relationship with customers could negatively affect our financial results and reputation. In this regard, we are supported by a team of lawyers and staff, and by outside counsel when deemed necessary, in addition to being an active member of the major industry associations. Also, we recently created a government relations function to ensure contact with the governments of the various provinces in which we operate, and to be proactive in situations that could affect our business.

- *External Risks:* Our operations are exposed to a large number of diversified external factors over which we have no or limited control. These include natural events, general economic and geo-political conditions, and adverse legislative and judicial developments. Identification, monitoring and mitigating or avoidance of such risks is supported by the risk management effort at all levels of our organization, which includes prudent actuarial reserves, controlled risk appetite and limited risk tolerance and control of the binding authorization limits in operations, credit, acquisitions or disposals.

REGULATORY MATTERS

Our insurance subsidiaries are subject to regulation and supervision by insurance regulatory authorities of the jurisdictions in which they are incorporated and licensed to conduct business. That regulation and supervision is designed to protect policyholders and creditors rather than investors. We believe that our insurance subsidiaries are in material compliance with all applicable regulatory requirements. It is not possible to predict the future impact of changing federal, provincial and territorial regulations on our operations, and we cannot assure you that laws and regulations enacted in the future will not be more restrictive than existing laws.

DIVIDENDS

ING Canada did not declare or pay any dividends in 2004 following the Offering. On February 17th 2005, ING Canada announced the declaration of a quarterly dividend of $0.1625 per share on its outstanding common shares. The payment of dividends is subject to the discretion of our board of directors and depends on, among other things, our financial condition, general business conditions, restrictions regarding the payment of dividends to us by our P&C insurance subsidiaries and other factors that our board may in the future consider to be relevant. In addition, pursuant to a co-operation agreement entered into between ING Canada and ING Groep, ING Groep must approve any change in our policy with respect to the declaration and payment of dividends. For further details, please refer to section "Relationship with ING Groep" below.

As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries and our own cash balances to pay dividends to our shareholders. The amount of dividends payable by our subsidiaries without the prior approval of the applicable insurance regulatory authorities is limited by applicable insurance law.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares ("Common Shares"), an unlimited number of class A shares, issuable in series, the rights and preferences of which may be established from time to time by our board of directors, and one special share (the "Special Share"). As of December 31, 2004, 128,500,000 Common Shares, no class A shares and one Special Share were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by our board of directors and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon our voluntary or involuntary liquidation, dissolution or winding-up, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The class A shares will be issuable from time to time in one or more series. Our board of directors will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the class A shares of each series, which may include voting rights. The class A shares of each series will rank on par with the class A shares of every other series and will be entitled to preference over the Common Shares and any assets in the event of liquidation, dissolution or our winding up. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the class A shares of all series will participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

Special Share

The authorized number of Special Shares will be limited to one. The holder of the Special Share will be entitled to receive notice of, to attend and speak at any meeting of our shareholders; however, the holder of the Special Share will not be entitled either to vote at any shareholder meeting or to sign a resolution in writing, other than (i) in respect of the nominee rights described below under the heading "Relationship with ING Groep — Co-operation Agreement — ING Groep Corporate Governance Rights — Special Share Rights— ING Groep Nominees", and (ii) as a separate class (A) pursuant to applicable law and (B) upon any proposed change to the maximum or minimum number of directors. The Special Share will also provide for certain rights with respect to the appointment of our Chief Executive Officer. The rights attaching to the Special Share will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us.

The Special Share will be automatically converted into one Common Share in the circumstances described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Automatic Conversion of Special Share".

No dividends will be declared or paid by ING Canada on the Special Share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holder of the Special Share will be entitled to receive $1.00 for the Special Share before any distribution of any part of our assets among the holders of our Common Shares, but after any such distribution among the holders of any series of class A shares.

MARKET FOR SECURITIES

The common shares of ING Canada are listed and trade on the Toronto Stock Exchange under the symbol "IIC.LV".

Trading Price and Volume

The following table represents the price ranges and volume traded on the Toronto Stock Exchange of common shares of ING Canada from its first day of public trading on December 15, 2004 until the Company's financial year-end on December 31, 2004.

Period	Low ($)	High ($)	Volume
2004			
December 15-31	27.75	30.00	24,753,825

DIRECTORS AND OFFICERS

The following table sets out, for each of our directors and executive officers, the person's name, municipality of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Each of the directors of the Company will serve until the Annual Meeting of Shareholders, which is scheduled to be held on April 19, 2005. Each director and executive officer listed has held the principal occupation indicated for the past five years except if otherwise indicated hereunder.

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Claude Dussault[4),(5)] Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ING Canada	March 28, 2000
Yves Brouillette[(3)(4)] Marietta, Georgia, USA	Chairman	Chief Executive Officer, ING Latin America	October 10, 1989
Michael W. Cunningham[(5),(6)] Toronto, Ontario, Canada	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer, ING Canada	-
Claude Désilets[(6)] Sainte-Julie, Quebec, Canada	Senior Vice-President and Chief Actuary	Senior Vice-President and Chief Actuary, ING Canada	-
Françoise Guénette[(6)] Toronto, Ontario, Canada	Senior Vice-President, Corporate and Legal Services, and Secretary	Senior Vice-President, Corporate and Legal Services, and Secretary, ING Canada	-
Charles Brindamour Toronto, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Derek Iles Toronto, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Donald K. Lough[(5),(6)] Unionville, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Jacques Valotaire[(5)] Longueuil, Québec	Executive Vice-President	Executive Vice-President, ING Canada	-
Marcel Côté[(3)] Montreal, Quebec	Independent Director	Senior Partner, Secor Inc.	December 15, 2004
Robert W. Crispin[(4)] Atlanta, Georgia, USA	Director	Chairman and Chief Executive Officer, ING Investment Management LLC	October 26, 2004
Michael A. Mackenzie[(1)(2)] Cobourg, Ontario, Canada	Independent Director	Executive in residence, Schulich School of Business, York University	December 15, 2004
Eileen Mercier[(1)] Toronto, Ontario, Canada	Independent Director	Corporate Director	December 15, 2004
Robert Normand[(1)(2)] Rosemère, Quebec, Canada	Independent Director	Corporate Director	December 15, 2004
Louise Roy[(3)] Montreal, Quebec, Canada	Independent Director	Associate Fellow, Center for Interuniversity Research and Analysis on Organizations	December 15, 2004
Carol Stephenson[(3)] Manotick, Ontario, Canada	Independent Director	Dean, Richard Ivey School of Business, University of Western Ontario	December 15, 2004

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Mark A. Tullis[(2)] Atlanta, Georgia, USA	Director	President, Institutional Businesses, ING U.S. Financial Services	August 15, 2000
David A. Wheat[(4)] Duluth, Georgia, USA	Director	Executive Vice-President and Chief Financial Officer, ING Insurance Americas	August 19, 2004
J. Gordon Wicijowski[(2)] Regina, Saskatchewan, Canada	Independent Director	Corporate Director	December 15, 2004

Notes

(1) Denotes member of the Audit and Risk Review Committee

(2) Denotes member of the Conduct Review and Corporate Governance Committee

(3) Denotes member of the Human Resources Committee

(4) Denotes member of the Investment Committee

(5) Denotes member of the Pension Funds Committee

(6) Denotes member of the Risk Management Committee

Claude Dussault. Mr. Dussault is a member of ING Groep's Management Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada Brokerage Network. Over the last 19 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Quebec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries.

Yves Brouillette. Mr. Brouillette has been, since April 2002, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Quebec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Michael W. Cunningham. Prior to his current appointment in January 2002, Mr. Cunningham was the Chief Financial Officer of ING U.S. Worksite Financial Services serving the defined contribution qualified retirement market where he was responsible for all finance functions. Over the last 13 years, Mr. Cunningham has occupied several executive positions within the ING group of companies in North America. Mr. Cunningham received his Bachelor of Science degree in 1970 and his Masters of Business Administration degree in 1973. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Claude Désilets. Mr. Désilets joined the ING group of companies in November 1989 and has occupied his current position at ING Canada since January 1993. Before joining ING, he occupied various actuarial functions for two Canadian Property and Casualty Insurance companies. From 1992 to 1997, Mr. Désilets also taught actuarial science at l'Université de Montréal. Mr. Désilets graduated from l'Université Laval (Quebec) in 1982 with a Bachelor of Actuarial Sciences degree and is a Fellow of both the Casualty Actuarial Society and Canadian Institute of Actuaries.

Françoise Guénette. Ms. Guénette has held her current positions with us since joining in 1997. Her current functions also include compliance and she is chair of our risk management committee. Prior to joining us, Ms. Guénette was the Chief General Counsel and Head of Corporate Services for a number of different corporations, including a large bank and a financial group in Canada. She also taught Insurance at l'Université de Montréal. She was Governor of l'Université du Québec from 1988 to 1992 and held various positions at the Conservation and Environmental Board of the Province of Quebec between 1988 and 1993, including being Chairman from 1992 to 1993. Ms. Guénette has a law degree from McGill University, and is a member of the Quebec Bar and the Law Society of Upper Canada.

Charles Brindamour. Mr. Brindamour has been in charge of our personal lines, commercial lines and claims divisions in addition to planning and corporate development since May 2004. Prior to that time, he held the positions of Senior Vice-President, Personal Lines from October 2001 to May 2004 and Vice President, Finance for ING Canada from September 1999 to October 2001. Over the last 12 years, Mr. Brindamour has occupied several senior and executive positions within the ING group of companies. Mr. Brindamour received his Bachelor of Actuarial Science in 1992 from l'Université Laval (Quebec) and is an Associate of the Casualty Actuarial Society since 1995.

Derek A. Iles. Mr. Iles has been in charge of our operations in Ontario and in the Western provinces since May 2004. Prior to his current position, Mr. Iles was President, Central/Atlantic Region from 2001, and previously was President and Chief Operating Officer of ING Western Union Insurance Company located in Calgary, Alberta. He has over 25 years of experience in the P&C insurance industry, including branch management. Mr. Iles earned his FCII through the Chartered Insurance Institute in Great Britain and completed the University of Calgary Executive Program in 1987. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Donald K. Lough. Mr. Lough is Executive Vice-President in charge of information technology, human resources, wealth management, marketing, communications and government relations. Prior to his current position, Mr. Lough was President and Chief Executive Officer of ING Halifax Insurance Company from 1990 to 2001. Mr. Lough has over 30 years of experience in the insurance industry including experience in underwriting, marketing and branch management. Mr. Lough has a Bachelor of Commerce degree from Concordia University and has completed the Advanced Executive Education Program from the Wharton School of Business.

Jacques Valotaire. Mr. Valotaire has been our Executive Vice-President in charge of Quebec, the Atlantic provinces and BELAIR since May 2004. Over the last 13 years, Mr. Valotaire has held several executive positions within the ING Canada group of companies. Mr Valotaire has been in charge of our operations in Quebec since 2001. From 1999 to 2001, Mr. Valotaire was President and Chief Executive Officer of ING Commerce Group and from 1992 until 1999, he was President and General Manager of BELAIR. He is currently president of the IBC—Quebec Region, and Deputy Chairman of the Board of the Groupement des Assureurs automobiles du Québec. Mr. Valotaire is a Fellow of the Order of Chartered Accountants and is a graduate of l'Université Laval (Quebec). He has also completed the Advanced Executive Education Program from the Wharton School of Business.

Marcel Côté. Mr. Côté is a senior partner of Secor Consulting Inc., a Montreal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Quebec. Mr. Côté holds a Masters in Science from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Robert W. Crispin. Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Michael A. Mackenzie. Mr. Mackenzie is an Executive-in-Residence at the Schulich School of Business, York University, Toronto. From 1987 to 1994, Mr. Mackenzie was the Superintendent of Financial Institutions, Canada where he was responsible for the regulation and supervision of banks, trust companies and insurance companies. During this period, he was also a director of the Canadian Deposit Insurance Corporation. From 1957 to 1987, Mr. Mackenzie was a partner at Clarkson Gordon (now Ernst & Young LLP) in Toronto and Montreal, practicing in the areas of auditing and advisory services. Mr. Mackenzie has a Bachelor of Arts from the University of Toronto (Honours History), an MBA from Harvard University (Baker Scholar) and is a Fellow of the Institute of Chartered Accountants, Ontario. Mr. Mackenzie was appointed a member of ING Canada's former Advisory Board in 1999, and was previously a member of the board of directors from 1996 to 1999. Mr. Mackenzie has been a director of our federal P&C insurance subsidiaries since 2002 and of ING Investment Management Inc., the investment management subsidiary of ING Canada, since 2001.

Eileen Mercier. Ms. Mercier's career encompasses 34 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2002, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Robert Normand. Mr. Normand is currently a director of a number of publicly traded and private companies, in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the University of Montreal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Louise Roy. Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together enterprises and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the University of Montreal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Carol Stephenson. Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Mark A. Tullis. Mr. Tullis is the President of Institutional Businesses of ING Americas and has held several other senior executive positions since joining ING Americas in September 1999. Prior to joining the ING group of companies, Mr. Tullis was Executive Vice-President and Chief Actuary with Primerica, a subsidiary of Citigroup, from 1994 to 1999, where he was responsible for financial reporting, actuarial functions and reinsurance functions in connection with various Primerica companies. Mr. Tullis has more than 27 years experience in senior positions within the insurance industry. Mr. Tullis holds a Bachelor of Mathematical Sciences degree. Mr. Tullis has been a director of ING Canada's federal P&C insurance subsidiaries since 2000.

David A. Wheat. Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. Beginning in April 2003, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's federal P&C insurance subsidiaries since August 2004.

J. Gordon Wicijowski. Mr. Wicijowski has over 40 years experience providing accounting, auditing and advisory services. He has been a director of a number of companies in various sectors, including financial services and mutual funds. Mr. Wicijowski was appointed a member of our Advisory Board in 1999 and was previously a member of our board of directors from 1998 to 1999. He has been a director of our P&C insurance subsidiaries since 2002 and of IIM since 2001. He has been a Governor of the Law Foundation of Saskatchewan since 1973, and is a member of the Canadian Institute of Chartered Accountants and a Fellow of the Institute of Chartered Accountants of Saskatchewan. Mr. Wicijowski was the managing partner of the Saskatchewan practice of Ernst & Young from 1975 to 1993. Mr. Wicijowski obtained a Bachelor of Commerce degree from the University of Saskatchewan. He received the first

Distinguished Service Award of the Institute of Chartered Accountants of Saskatchewan and holds an honorary Doctor of Laws degree from the University of Regina.

Committees of the Board of Directors

Our board of directors has established six committees which are described below. Our board of directors and the boards of directors of our P&C insurance subsidiaries ensure that the composition of their committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit and Risk Review Committee

The Audit and Risk Review Committee is composed of Michael A. Mackenzie, Eileen Mercier and Robert Normand, each of whom is independent and financially literate. The Mandate of the Audit and Risk Review Committee is attached as **Appendix A** to this Annual Information Form.

External Auditor Service Fees

	2004	2003
Audit Fees(1)	920	477
Audit-Related Fees(2)	123	49
Tax Fees(3)	100	93
All Other Services(4)	318	215
Total	1,461	834

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits and appeals related thereto.

(4) All Other Fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

Conduct Review and Corporate Governance Committee

Our conduct review and corporate governance committee ensures that management has established procedures to ensure that permitted transactions with "related persons" are on terms and conditions at least as favourable as market. The committee's responsibilities include reviewing applicable procedures and their effectiveness as well as our practices to ensure that related party transactions that may have a material effect on our stability or solvency are identified. The conduct review and corporate governance committee also reviews our compliance programs that cover market conduct, ombudsman office, privacy office, conflict of interest, relationships with clients and brokerages and relationships with regulatory authorities. This committee reports to our board of directors on related party transactions and other matters. The committee monitors ongoing developments regarding corporate governance and seeks expert advice when appropriate.

Human Resources Committee

Our human resources committee reviews and makes recommendations to the directors regarding nominations of our directors and the appointment of our chief executive officer, employee compensation matters including in respect of pension funds, any equity or other compensation plan for our officers and succession planning. This committee is also responsible for reviewing annually the performance of our chief executive officer and evaluating his total compensation in relation to his performance against established goals and strategies. The committee also periodically assesses the performance of our board of directors and its committees.

Other Committees

Our board of directors has also established three other committees composed of members of senior management (and, in the case of the investment committee, of directors) that report to our board of directors or one of its committees. These management committees are the risk management committee, the investment committee, and the pension funds committee which makes recommendations to the human resources committee in respect of pension funds benefits and also monitors the investments of the pension funds.

Shareholdings of Directors and Executive Officers

To the knowledge of ING Canada, as at December 31, 2004, the directors and executive officers of ING Canada as a group, beneficially owned, directly or indirectly, or exercised control or direction over 105,000 of the outstanding common shares of ING Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

Conflicts of Interest

To the knowledge of ING Canada, no director or executive officer of ING Canada has an existing or potential material conflict of interest with ING Canada or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ING Groep and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us. Some of these transactions and arrangements are material. Prior to the Offering, all of our Common Shares were owned, directly or indirectly, by ING Groep. We and our operating subsidiaries have numerous reinsurance agreements in effect, some of which include ING Re as a party. These agreements provide us with reinsurance coverage in the normal course of business and on normal market terms. See Note 8 to our audited consolidated financial statements for the year ending December 31, 2004. Please also refer below to the heading "Relationship with ING Groep".

INTERESTS OF EXPERTS

As at the date hereof, partners and associates of Ernst & Young LLP, the auditor of the Company, do not own any of the Common Shares of the Company.

RELATIONSHIP WITH ING GROEP

Co-operation Agreement

The Co-operation Agreement, dated as of December 15, 2004 between ING Groep and ING Canada and concluded for good and valuable consideration, governs the principal terms of our ongoing relationship with ING Groep following the Offering.

ING Groep Corporate Governance Rights

Special Approval Rights of ING Groep

For so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep (the "Approval Right") to take any of the following actions, whether directly or indirectly through a subsidiary:

(a) consolidate or merge into or with another entity or enter into any other similar business combination, other than a consolidation, merger, or other similar business combination of any of our wholly-owned subsidiaries into or with us or into or with another one of our wholly-owned subsidiaries;

(b) liquidate, dissolve or wind up the Company or any of our operating subsidiaries;

(c) acquire any assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions, provided that the Approval Right will not apply to any acquisition made by us or one of our subsidiaries on the exercise of our right of first refusal provided in the Non-Competition Agreement (see section below entitled "Relationship with ING Groep — Non-Competition Agreement");

(d) sell, transfer, lease, pledge or otherwise dispose of any of our assets, business or operations or any of our subsidiaries' assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions; or

(e) change our policy with respect to the declaration and payment of any dividends on the Common Shares.

Up until the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep to approve any annual business plan of us and our subsidiaries on a consolidated basis and any amendments to, or any material departure from, such business plan. On and after the date that ING Groep first ceases to beneficially own less than one-half of the outstanding Common Shares and until the date that ING Groep first ceases to beneficially own at least one third of our Common Shares, we will be required to consult with ING Groep with respect to the preparation of our annual consolidated business plan and any amendments to, or any material departure from, such business plan; however, ING Groep will no longer have the right to approve any such business plan or any amendments to or material departures from any such business plan.

Special Share Rights

The Special Share terms provide that only one such share may be authorized for issuance and, pursuant to the Co-operation Agreement, it will be issued to ING Groep or one of its wholly-owned subsidiaries. The Special Share provides additional rights to ING Groep with respect to our corporate governance, as described below.

(i) ING Groep Nominees

The attributes of the Special Share provide, among other things, that ING Groep, as the beneficial owner of the Special Share, will be entitled to nominate and elect a certain number of directors to our board, as determined by the number of Common Shares that the holder of the Special Share beneficially owns from time to time. Accordingly, for so long as the holder of the Special Share beneficially owns a specified number of Common Shares, the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, will be entitled to nominate and elect a specified proportion of our directors (disregarding any fractional number of directors) to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed, as set out in the table below.

Common Share Ownership	Proportion of Total Number of Directors
Not less than 331/3%	5/12
Less than 331/3% but not less than 30%	1/3
Less than 30% but not less than 25%	1/4
Less than 25% but not less than 20%	1/6
Less than 20% but not less than 10%	1/12

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share to elect a specified number of our directors will be subject to our obligation to comply with applicable director independence rules, including those of the TSX, applicable securities regulators and insurance regulators, including any insurance regulatory rules that apply to any of our subsidiaries as if such rules applied to us. The rights of the holder of the Special Share to nominate and elect directors will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described in the section below entitled "Relationship with ING Groep — Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Loss of Special Share Rights".

The Co-operation Agreement also provides that during such time as ING Groep beneficially owns the Special Share, it will not take any action as a shareholder that would result in there being nominees of ING Groep in numbers greater than those to which it is entitled under the terms of the Special Share and the Co-operation Agreement. Further, for so long as ING Groep is entitled to nominate and elect directors pursuant to the Special Share, ING Groep will agree to vote its Common Shares in favour of all nominees for our board set forth in any management proxy circular to be elected by holders of our Common Shares.

(ii) Appointment of Chief Executive Officer

The Special Share provides that until the date that the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, first ceases to beneficially own at least one-half of the outstanding Common Shares, our Chief Executive Officer will be appointed by our board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such time, from among the directors elected by ING Groep, as the beneficial owner of the Special Share. The Co-operation Agreement provides that on and after the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares and until the date that it first ceases to beneficially own at least one-third of the outstanding Common Shares and provided that it beneficially owns the Special Share, we will be required to consult with ING Groep with respect to the selection of our Chief Executive Officer. However, any decision concerning the appointment of our Chief Executive Officer will be made by our board of directors. The rights of the holder of the Special Share with respect to the appointment of our Chief Executive Officer will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights — Special Share Rights— Loss of Special Share Rights".

(iii) Automatic Conversion of Special Share

The Special Share will be automatically converted into one Common Share concurrently with (i) any transfer to a non-wholly-owned subsidiary of ING Groep, (ii) the time that any wholly-owned subsidiary of ING Groep who, at the relevant time, holds the Special Share is no longer a wholly-owned subsidiary of ING Groep, (iii) the time that the holder of the Special Share first ceases to beneficially own at least 10% of the outstanding Common Shares, or (iv) in the event that the Co-operation Agreement is terminated in certain circumstances.

(iv) Loss of Special Share Rights

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share, including its rights with respect to the nomination and election of directors and the appointment of the Chief Executive Officer, will not apply for as long as ING Groep or any of its affiliates, or any combination thereof, competes with us in a Business (as defined below) in the ING Canada Territory (as defined below).

(v) Other Attributes of the Special Share

See above under the heading "Description of Share Capital" for further information concerning the rights, privileges, restrictions and conditions attaching to the Special Share.

Maintenance Right in Favour of ING Groep

ING Groep will have the right (the "Maintenance Right"), subject to applicable law, exercisable until the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, to participate in future offerings and other issuances of Common Shares or securities convertible into Common Shares (subject to certain exceptions, including any grant of incentive options, the issue of Common Shares on the exercise of such options and Common Shares issuable in a rights offering) by purchasing that number of securities in the offering necessary for ING Groep to maintain its relative beneficial ownership interest of Common Shares (on a fully diluted basis in the case of an offering of convertible securities). In respect of each exercise of the Maintenance Right for any issuance, ING Groep will acquire its securities on the same terms and conditions, including with respect to the price per security, subject to any requirements of stock exchange rules or applicable securities regulators, as is provided in the issuance in respect of which the Maintenance Right is exercised. ING Groep will not be entitled to exercise the Maintenance Right in respect of any offering in which it exercises its rights under the Registration Rights Agreement.

Other Services and Rights Provided in Co-operation Agreement

The Co-operation Agreement also includes terms and conditions to govern the ongoing relationship between us and ING Groep with respect to our business.

Information Sharing

As ING Groep intends to account for its investment in us using the consolidation or equity method of accounting, for so long as it beneficially owns not less than one-third of the outstanding Common Shares, we will agree to provide to ING Groep certain financial and other information to assist ING Groep to satisfy its ongoing financial reporting and other obligations and internal risk management procedures. During this period, we will also co-ordinate with ING Groep with respect to public disclosure of information.

Other Services and Associated Costs

The Co-operation Agreement provides that we will negotiate in good faith with ING Groep to reach mutual agreement on services that we provide to each other and other arrangements and practices between us and which are not explicitly addressed in the Co-operation Agreement. The Co-operation Agreement will also include provisions specifically addressing, for so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, (i) the continuance of directors' and officers' insurance and catastrophe re-insurance for our benefit and that of our subsidiaries (provided in each case that ING Groep maintains such coverage for the benefit of members of the Group generally), and (ii) our continued participation in existing vendor purchasing arrangements, to the extent permitted by the applicable underlying contract (including a covenant by ING Groep to ensure our continued involvement in the event of any renewal, provided that ING Groep will not be prevented from terminating arrangements with vendors and suppliers in the ordinary course of its business). In the event that ING Groep beneficially owns less than one-half of the outstanding Common Shares, we will be required to reimburse ING Groep for any additional cost of including us and our subsidiaries in the arrangements referred to in (i) and (ii) above which is attributable to ING Groep no longer holding at least one-half of the outstanding Common Shares. In addition to the foregoing, for so long as ING Groep beneficially owns not less than one-half of the outstanding Common Shares, we will be obligated to first seek any necessary borrowing under ING Groep's credit facilities in effect from time to time, except that we may borrow from other sources if ING Groep is unwilling or unable to provide such financing under ING Groep's credit facilities.

Until the last day in the fiscal quarter in which ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (the "Trigger Date"), subject to a 24 month transition period following such date, the Group, on the one hand, and we and our subsidiaries, on the other hand, are to continue to provide each other with any and all administrative and other services (unless otherwise specifically agreed in writing) which have been, consistent with past practices, provided to each other. The provider of such services is to be reimbursed by the user of such services for all costs, fees and expenses incurred and such costs, fees and expenses will not exceed the rates for such services established between us for 2004, subject only to reasonable increases to account for inflation. In addition, any new services to be provided will bear a cost to be agreed between us and ING Groep. Following the Trigger Date, we are to enter into one or more agreements with ING Groep on commercially reasonable terms to govern the provision of such services during the transition period.

Other Contractual Provisions

Indemnification

We and ING Groep will be required to indemnify each other and our respective subsidiaries (including the officers, directors, employees and agents of each) against specified losses suffered by the other as a result of a breach by the indemnifying party of the Co-operation Agreement. In addition, we are to indemnify ING Groep against losses suffered by the Group (including the officers, directors, employees and agents of each) as a result of any misrepresentation or omission contained in any public filing made by any member of the Group, but only with respect to information, if any, provided by us or any of our subsidiaries in writing to any member of the Group on or after the date of the Co-operation Agreement and relating to information, facts or circumstances arising on or after the date of the Co-operation Agreement expressly for use in such filing and which is, or would be required to be, included in any public filing by us or any of our subsidiaries.

Termination

On the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, the right of ING Groep to approve any of our annual consolidated business plans and any amendments to, or any material departure from, such business plans, will terminate. On the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, the Approval Right, the Maintenance Right and the consultation rights with respect to the preparation of our consolidated business plan and the appointment of our Chief Executive Officer will terminate. The Co-operation Agreement itself will terminate on the date on which ING Groep first ceases to beneficially own at least 10% of the outstanding Common Shares, provided that certain specified provisions concerning indemnification, access to historical records, dispute resolution and confidentiality are to survive in accordance with their terms.

Obligations Subject to Applicable Law

The Co-operation Agreement provides that nothing therein will require us or any of our subsidiaries to take or omit to take any action that would cause us or any of our subsidiaries to be in breach of any laws or regulations applicable to us or any of our subsidiaries.

Non-Competition Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada entered into a Non-Competition Agreement to prohibit competition between the Company and ING Groep with respect to the operation, directly or indirectly, of a property and casualty insurance business in certain geographic areas during the Restricted Period (as defined below). Pursuant to the terms of the Non-Competition Agreement, ING Groep will not, directly or indirectly, compete with us or our subsidiaries in Canada and any other jurisdiction in which we carry on a Business and in which ING Groep has agreed not to compete with us (the "ING Canada Territory") in the direct or indirect operation of a property and casualty insurance business and any ancillary business, including manufacturing and distribution (the "Business") during the period commencing on the date of the Non-Competition Agreement and terminating two years after the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (such period being referred to as the "Restricted Period"). In addition to the foregoing, ING Groep will not, during the Restricted Period, directly or indirectly solicit our clients to provide them with competing products, nor will it solicit certain of our senior employees or members of our distribution channel.

We will agree that we will not during the Restricted Period, directly or indirectly, compete with ING Groep with respect to the Business carried on by ING Groep, directly or indirectly, in those jurisdictions (other than the ING Canada Territory) in which such Business is carried on by ING Groep from time to time.

Except in certain specific circumstances, during the Restricted Period neither ING Groep nor any of its affiliates (other than us and our subsidiaries) will be permitted to acquire, directly or indirectly, any business that carries on a Business in the ING Canada Territory (such Business referred to herein as a "Competing Business"). ING Groep will only be permitted to make such an acquisition in the context of a larger acquisition and only if (i) the Competing Business comprises less than 15% of the total assets and revenues, respectively, of the aggregate assets and revenues, respectively, of the business to be acquired by ING Groep, and (ii) we are given a right of first refusal to acquire the Competing Business, on the terms and conditions set out in the Non-Competition Agreement. If we do not exercise our right or we are unable to come to terms on such acquisition, then ING Groep will be permitted, in certain circumstances, to acquire the Competing Business, provided that ING Groep will be required to divest the Competing Business within two years and will not at any time be permitted to use the ING brand in connection with such Competing Business. In addition, until the Competing Business is divested from ING Groep, the rights to which ING Groep, as beneficial owner of the Special Share, would otherwise be entitled under the Special Share will not apply and ING Groep will be required to cause its nominees on our board to resign. Further, ING Groep will be required to take all appropriate steps to ensure that none of its nominees on our board serve on the board of, or participate in, the Competing Business. ING Groep will also be prohibited from using any information about us, other than information that we publicly disclose, in connection with the ownership and operation of the Competing Business.

Registration Rights Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada and ING Groep entered into a Registration Rights Agreement, which will provide ING Groep with the right to require us to qualify by prospectus Common Shares beneficially owned by ING Groep for distribution to the public in Canada.

During such time as we are a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to participate in any future prospectus offering of Common Shares that we initiate, provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise its rights under the Registration Rights Agreement in respect of any offering in which it exercises its Maintenance Right under the Co-operation Agreement.

In addition to the foregoing, during such time that ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that we, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year, commencing 180 days after the closing of the Offering, that we file a prospectus and obtain a receipt therefore provided such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. We will be entitled to defer any such demand in certain circumstances for a limited period.

In any completed offering in which ING Groep participates, the parties will bear their expenses in proportion to the number of Common Shares sold by each in the offering, provided that if a party initiates an offering that is not completed, other than as a result of an act or omission by the other party, the initiating party must bear all expenses of or incidental to matters in connection with the distribution.

MATERIAL CONTRACTS

Other than the Underwriting Agreement relating to the sale of Common Shares and referred to below, the Acquisition Agreement relating to the acquisition of Allianz Canada and referred to above under the heading "Description of the Business – Three Year History", and the Co-operation Agreement, the Trade-Mark Licence Agreement, the Non-Competition Agreement and the Registration Rights Agreement referred to under "Relationship with ING Groep" above, particulars of which can be found elsewhere in this Annual Information Form under the designated headings, we have not entered into any material contracts during the most recently completed financial year and none are still material and in effect since January 1, 2002, other than contracts entered into in the ordinary course of business.

Underwriting Agreement

Pursuant to an underwriting agreement dated December 9, 2004 (the "Underwriting Agreement") between ING Canada and the Underwriters, the Company agreed to issue and sell 34,880,000 Common Shares and the Underwriters agreed to purchase on the date of closing of the Offering, December 15, 2004, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all such Common Shares at a price of $26.00 per Common Share, payable in cash against delivery of share certificates evidencing the Common Shares. The Common Shares were offered to the public in all of the provinces and territories of Canada and in the United States in an offering to qualified institutional buyers exempt from the registration and prospectus requirements of the United States *Securities Act of 1933*, as amended (the "1933 Act"), pursuant to Rule 144A thereunder. The offering price of the Common Shares was determined by negotiations between us and the Underwriters. The Underwriting Agreement provided that we pay to the Underwriters, in consideration for their services in connection with the Offering, a fee of $1.30 per Common Share.

Our expenses for the Offering, not including the Underwriters' fee, were approximately $3,000,000, net of certain offering expenses reimbursed to us by the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

We granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to an aggregate of 5,232,000 additional Common Shares, at a price of $26.00 per Common Share, payable in cash against delivery of such additional shares. The Over-Allotment Option was exercisable in whole or in part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. The Over-Allotment Option was exercised in full, thus the total price to the public, Underwriters' fee and net proceeds to us before deducting other expenses of the Offering, was $1,042,912,000, $52,145,600 and $990,766,400, respectively.

The Common Shares have not been and will not be registered under the 1933 Act, or any state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act. The Underwriting Agreement, however, permits the Underwriters to reoffer and resell Common Shares purchased by them pursuant to that agreement to certain qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such reoffers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with Rule 144A. All offers and sales of Common Shares in the United States will be made by U.S. registered broker-dealers which are affiliates of the Underwriters. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S under the 1933 Act unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such law in connection with the initial offer and sale of such shares outside the United States.

RBC Dominion Securities Inc., one of the Underwriters, is a subsidiary of a Canadian chartered bank (the "Bank") that was the lender to us under an unsecured acquisition bridge facility used to fund the Acquisition (the "Acquisition Bridge Facility"). The total amount available under the Acquisition Bridge Facility was $200.0 million. The decision of RBC Dominion Securities Inc. to purchase Common Shares pursuant to the terms of the Underwriting Agreement was made independently of the Bank, and the Bank had no influence as to the determination of the terms of the Offering. In addition, RBC Dominion Securities Inc. did not receive any benefit from the Offering, other than its respective portion of the Underwriters' fee payable by us. The Acquisition Bridge Facility must be repaid out of the net proceeds of the Offering or, in the event the Offering is not completed, otherwise prior to March 9, 2005. As of December 9, 2004, we had drawn down the full amount available under the Acquisition Bridge Facility. A portion of the net proceeds of the Offering was used to repay all of the indebtedness owed to the Bank under the Acquisition Bridge Facility. As a result, we may be considered to be a "connected issuer" of RBC Dominion Securities Inc. for purposes of Canadian securities legislation.

We agreed that we will not issue or announce the issuance of any Common Shares or securities convertible into or exchangeable for Common Shares for a period of 180 days following the closing of the Offering without the prior written consent of Merrill Lynch and CIBC World Markets, such consent not to be unreasonably withheld, conditioned or delayed, except for: (i) options and Common Shares issued pursuant to any of our share compensation arrangements (including stock option and share purchase plans); or (ii) Common Shares or securities convertible into or exchangeable for Common Shares issued as part of an arm's length acquisition by us. In addition, ING Groep and each of our directors and executive officers have agreed that they will not sell any Common Shares that they hold, directly or indirectly, for a period of 180 days following the closing of the Offering without the prior written consent of Merrill Lynch and CIBC World Markets.

LEGAL PROCEEDINGS

In the normal course of carrying on our business, we become the subject of claims and are involved in various legal proceedings. We are not currently involved in any material legal proceedings, nor are we aware of any pending or threatened proceedings, that we believe would have a material adverse effect upon our financial condition or results of operations. We believe we have established adequate reserves in respect of legal proceedings to which we are a party.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, Calgary, Toronto and Montreal.

ADDITIONAL INFORMATION

Additional information on ING Canada may be obtained from our website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004, both of which are contained in the 2004 Annual Report. All of these documents are accessible through SEDAR.

The Management Proxy Circular dated March 18, 2005 enclosed with the Notice of the Annual Meeting of Shareholders dated March 18, 2005 for the meeting scheduled for April 19, 2005 contains additional information including the remuneration and indebtedness of directors and executive officers as well as information regarding the principal holder of ING Canada shares.

To obtain a copy of the aforementioned documents as well as this Annual Information Form, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at 416-941-5149, or by fax at 416-941-5322, or at 1611, boul. Crémazie Est, 10ème étage, Montréal, Québec, H2M 2R9, or by telephone at 514-985-7111, ext. 8367 or by fax at 514-842-6958; you may also contact the Investor Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, by telephone toll-free within North America at 1-866-778-0774 (416-941-5181 outside North America), or by fax at 416-941-0006.

SCHEDULE A

Mandate of the Audit and Risk Review Committee

ING Canada Inc. and its P&C Insurance Companies

I. Purpose

The Audit and Risk Review Committee (the "Committee") is responsible for monitoring and evaluating the integrity of the Financial Statements and in this regard monitors and supervises the financial reporting process, internal controls and risk management programs of ING Canada Inc. and its subsidiaries (the "Company"), as well as their implementation.

II. Composition

The Committee is composed of a minimum of three members of the Board of Directors as designated by the Board. Each member of the Committee, including the Chair, is independent, subject to applicable legislation and rules. Each Committee member is, or will become within a reasonable period, financially literate.

III. Process and Operations

The Committee meets at least four (4) times per year and otherwise as needed. The external auditor is entitled to receive notice of, attend and be heard at each meeting of the Committee. After each meeting, the Committee reports to the Board of Directors on matters reviewed by the Committee. The Committee may call a meeting of the Board of Directors to consider any matter of concern to the Committee.

IV. Mandate

1. Responsibility for Financial Statements, Filings, Returns and Disclosures

The Committee reviews the following financial information of the Company:

- reports of the internal auditor
- reports of the external auditor
- reports of the chief actuary
- returns of the P&C companies as specified by the Superintendent of Financial Institutions and other authorities
- investments and transactions and any other situations or events that could adversely affect the well-being of the Company
- reports of actual or threatened litigation
- reports of improprieties or suspected improprieties with respect to accounting and other matters that may affect financial reporting
- any other report that by law or practice, or under specific circumstance must be submitted to the Committee.

In particular, the Committee reviews the Company's annual and quarterly financial statements and related management discussion and analysis. The Committee meets with the internal and the external auditor and the chief actuary to discuss the financial statements and returns, and the Committee approves or recommends such statements and returns to the Board of Directors for its approval.

With regards to the Committee's oversight function over financial disclosure, the Committee reviews the Company's annual and interim earnings press releases before the Company publicly discloses this information. In addition, the Committee reviews and approves the policies and procedures in place for the review of financial disclosures prior to their public release, including certification process and certification by the CEO and the CFO as required by applicable legislation.

In executing its responsibility, the Committee also monitors the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure.

2. Responsibility for Internal Controls

The Committee oversees the quality and integrity of the Company's internal controls and procedures. The Committee requires management to design, implement and maintain internal controls and procedures appropriate to the Company and to make periodic reports to the Committee on the status of such controls and procedures. The Committee meets with the chief internal auditor, or the employee acting in this capacity, and with management to discuss the effectiveness of the internal control procedures established for the Company. The Committee receives management's reports on such controls and procedures, and it reviews, evaluates and approves such procedures.

The Committee also establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company for concerns regarding accounting or auditing matters.

3. Risk Management

The Committee oversees the Company's risk management policy and procedures. The Committee reviews the risk management program and practices, including a review of the Company's trends and key risks positions and exposures. The Committee receives the Key Risks List and reports on Risk Management on a periodic basis. The Committee evaluates the Company's compliance with key operational risk policies and limits.

<u>V. Relationship with External Auditor and other Experts</u>

In order to facilitate the Committee's oversight function over the Company's financial reporting and disclosure, internal controls and risk management programs and procedures, the Committee has direct access to the chief internal auditor, the external auditor, the chief actuary, the risk management officers and other experts and may have private meetings with any of them.

The Committee recommends to the Board of Directors the appointment of the external auditor responsible for preparing and issuing an auditor's report or performing other audit, review or attest services for the Company. The Committee approves the independent audit fees and pre-approves non-audit related services and fees; the Committee may also delegate this function to a member of the Committee. The Committee ensures the qualifications, performance and independence of the external auditor.

The external auditor reports directly to the Committee. The Committee oversees the work of the external auditor, receives its recommendations, and approves them or submits them to the Board of Directors for approval as the case may be.

The Committee has the authority to retain outside counsel or other experts to assist it in performing its functions, and it has the authority to set and have the Company pay compensation for any advisors it retains.

Approved by the Boards of Directors of ING Canada Inc. and its subsidiaries on February 23, 2005.

SCHEDULE B

Glossary of Selected Insurance Terms

Agent	An intermediary appointed by an insurer to procure applications for insurance, receiving a commission from the insurer for policies written.
Allocated loss adjustment	The expenses of settling claims that are charged to a particular file, including expenses (ALAE) legal and other fees. The salary of the insurer's claims adjuster is not included in "allocated loss adjustment expenses". ALAE are also referred to as allocated claim expenses.
Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.
Assumed reinsurance	The acceptance of a portion of the liability underwritten by a primary insurer.
Broker	A person or firm who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer's capacity generally depends on its share capital and reserves, and on its premium income.
Case reserves	The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.
Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.
Cede; ceding company	When a party reinsures its liability with another, it "cedes" business and is referred to as the "ceding company".
Claim	The amount demanded under a policy of insurance or reinsurance arising from the loss relating to an insured event. A claim is also referred to as a loss.
Claim expenses	The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).
Claim reserves	The total of case reserves and IBNR.
Claims incurred	The total claim reserves and claim expenses at the end of an accounting period plus all claims paid during that period, minus the total claim reserves at the beginning of the period. Claims incurred are also referred to as losses incurred.

Claims ratio	Claims and claim expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. Loss ratio is also referred to as claims ratio.
Combined ratio	The sum of the claims ratio and the expense ratio, determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.
Commissions ratio	Commissions incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Direct premiums written	The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.
Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.
Expense ratio	Expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Facility Association	A mandatory pooling arrangement among all industry participants that provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase that coverage from private insurers.
General expenses ratio	General and administrative expenses incurred in operating a business during a defined period and expressed as a percentage of net earned premiums for the same period.
General liability insurance	Insurance which is primarily concerned with losses caused by negligent acts and/or omissions of the insured in the conduct of its business resulting in bodily injury and/or property damage to third parties, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.
Gross premiums written	Total premiums for insurance written, including assumed reinsurance, during a given period.
Incurred but not reported (IBNR)	A combination of reserves for estimated losses that have been incurred but (IBNR) reserve not yet reported and a reserve for future developments on losses which have been reported.
Inland marine	A broad type of insurance generally covering moveable property and consisting of articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewellery, furs, fine arts and others.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such "event" may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.
Loss adjustment expenses	The expenses of settling claims, including allocated loss adjustment expenses (LAE) and unallocated loss adjustment expenses. LAE are also referred to as claim expenses.
Loss ratio	See claims ratio.
Minimum Capital Test (MCT)	A financial ratio calculated by the Office of the Superintendent of Financial Institutions to assist in monitoring the financial condition of property and casualty insurance companies.
Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.
Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Premium tax	A tax paid by insurance companies to provincial governments calculated as a percentage of gross premiums written.
Premium taxes ratio	Premium taxes incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.
Rates	Amounts charged per unit of insurance.
Redundancy (deficiency)	Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.
Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
Retention	The amount or portion of risk that an insurer retains for its own account.
Return on Equity (ROE)	After-tax net income taken as a percentage of shareholders' equity over the last twelve months from the date indicated.
Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to claim the right to recover the amount of the loss from another who is legally liable for it.
Unallocated loss adjustment	The expenses of settling claims that are not directly related to any particular expenses (ULAE) claim, including salaries and other overhead costs of the insurer's claims department. ULAE are also referred to as unallocated claim expenses.
Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting	The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums; also refers to the acceptance of such coverage.
Underwriting capacity	The maximum exposure that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting profit	The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.
Unearned premium reserves	The net premiums written of an insurer relating to that portion of the term of (UPR) its insurance policies which fall within subsequent periods and which is deferred to such subsequent periods.

ING